SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-18892

For September / October 2004

MAYNE GROUP LIMITED

(Translation of Registrant’s Name Into English)

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒.

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

Media Releases /ASX Announcements

Exhibit 1	–	Dividend Reinvestment Plan – Share Price

Exhibit 2	–	Mayne signs agreement with Intas

Exhibit 3	–	Annual Review 2004

Exhibit 4	–	Financial Report 2004

Exhibit 5	–	Notice of Annual General Meeting 2004

Exhibit 6	–	Mayne receives final approval and launches Carboplatin in the US

EXHIBIT 1

7 September 2004

Company Announcements Office

Australian Stock Exchange

Level 4

20 Bridge Street

Sydney NSW 2000

Dear Sir

Dividend Reinvestment Plan – Share Price

Mayne recently declared an unfranked dividend of 6.5 cents with a record date of 6 September 2004 and payable on Thursday 30 September 2004.

Mayne operates a Dividend Reinvestment Plan (“DRP”) which will apply to this dividend. In accordance with the DRP, Mayne has determined that the price at which the shares are to be issued will be $4.07. The DRP price is calculated on the weighted average market price of all Mayne Group Limited fully paid ordinary shares sold on the Australian Stock Exchange during the five trading days immediately preceding and inclusive of the record date for the relevant dividend payment.

Further details in relation to the plan are available on our website (www.maynegroup.com) under Investor Information.

Yours faithfully

Mayne Group Limited

/s/ Karen Kee
Karen Kee
Company Secretary

EXHIBIT 2

ASX and Media Release

20 September 2004

Mayne signs agreement with Intas

Mayne Group Limited (ASX:MAY) today announced that it signed an agreement with Intas Pharmaceuticals (Intas) to contract manufacture one of the major cytotoxic products in Mayne’s new product pipeline.

As a result of this agreement, Mayne will now have access to contract manufacturing in a patent-friendly, low-cost environment, ensuring Mayne can capitalise on its global sales and marketing presence to access all international markets in a timely and cost-effective manner.

Intas, based in Ahmedabad, India, is a leading formulation company ranked 20th in India as per IMS data and has a state of the art manufacturing facility for injectable and oral solid cytotoxic and non - cytotoxic formulations. The company is focused on offering contract manufacturing services to the western pharmaceutical market.

Consistent with this announcement and other initiatives Mayne is pursuing in the region, the Company also announced the establishment of an Indian office based in Mumbai that will manage quality, manufacturing and other commercial activities.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in international specialty pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy, and health-related consumer products.

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Media and investor enquiries:

Larry Hamson, General Manager Corporate Relations

Ph: 03 9868 0380

Mob: 0407 335 907

MAYNE ANNUAL REVIEW 2004

Annual Review 2004

Contents

2 About Mayne

3 A Global Perspective

4 The Year at a Glance

6 Chairman’s Report

7 Board of Directors

8 Group Managing Director and

Chief Executive Officer’s Report

11 Management Team

12 Pharmaceuticals

18 Diagnostic Services

22 Pharmacy

25 People and Community

28 Corporate Governance Statement

34 Directors’ Report

41 Concise Financial Report

Our fundamental purpose as a provider of health care products and services is to support health professionals in preserving and restoring health.

Key dates

Final dividend to be paid

30 September 2004

Annual general meeting

Tuesday 9 November 2004

Melbourne Concert Hall, Victorian Arts Centre

100 St Kilda Road, Melbourne, Victoria

Interim results announced

23 February 2005*

Interim dividend to be paid

31 March 2005*

Preliminary final results announced

24 August 2005*

Final dividend to be paid

30 September 2005*

* Please note these dates are indicative.

The Annual Review 2004 is Mayne’s concise annual report and is derived from the full Financial Report, which will be sent free of charge to any shareholder upon request, together with the Independent Auditor’s Report.

All figures are in Australian dollars unless otherwise specified.

Mayne Group Limited

ABN 56 004 073 410

We are committed to building on the success of our health care products and services to meet the needs of all our stakeholders.

We are focused on being a trusted manufacturer of specialty pharmaceuticals and a leading Australian supplier of health-related consumer products. We are focused on delivering quality services to health professionals to improve health care standards. Through our Diagnostic Services and Pharmacy divisions, we’ll continue to contribute to diverse health needs at a community level.

integrity, principles, stability, growth

MAYNE ANNUAL REVIEW 2004

About Mayne

Mayne Group Limited, which is listed on the Australian Stock Exchange, is a leading provider of health care products and services.

Our businesses

Mayne Pharmaceuticals is an international pharmaceutical business with operations in the Asia Pacific, the Americas and Europe, the Middle East and Africa (EMEA). We focus on the research, development, manufacture and sale of specialty pharmaceuticals with an emphasis on generic, injectable oncology (cancer) treatments and related therapeutic areas. Mayne Consumer Products is a leading manufacturer and marketer of vitamins and health supplements in Australia.

Mayne’s Diagnostic Services division encompasses Pathology, Diagnostic Imaging and Medical Centres. It owns and operates one of Australia’s largest pathology practices and the second largest diagnostic imaging network. Its medical centres business works with GPs to provide Australians with quality health care and family medicine.

Mayne’s Pharmacy division is a major provider of wholesale distribution services to community and hospital pharmacies. Mayne also provides professional services to independent and branded pharmacies. Its four retail pharmacy brands in Australia are Terry White Chemists®, Chemmart®, HealthSense®, and The Medicine Shoppe®.

Mayne – An Australian company, operating internationally.

Mayne is an Australian company represented in more than 50 countries worldwide.

Mayne was established 118 years ago and, since that time, the Company has evolved from one of Australia’s largest transport operators to become a successful provider of health care products and services. Mayne entered the health industry in 1986 and the Pharmaceuticals and Pharmacy businesses, acquired in 2001, were built on a heritage of 150 years’ excellence – a strong foundation on which Mayne will continue to grow.

MAYNE ANNUAL REVIEW 2004 3

A Global Perspective

MAYNE ANNUAL REVIEW 2004 4

Sales Revenue

Total sales revenue declined in 2004 due to the sale of the Hospitals and Logistics businesses in the last 18 months. Sales revenue from the continuing businesses increased 10.2% to $3.5 billion in 2004 as a result of increased contributions from all businesses except Consumer Products, which was affected by the Pan recall. The higher continuing business revenue was due to organic growth and the impact of Diagnostic Services and Pharmaceuticals acquisitions made in the last 24 months.

* Included FH Faulding & Co Limited businesses from 1 October 2001

Continuing Business EBIT*

Mayne’s earnings before interest and tax from its continuing businesses increased to $156.5 million in 2004, an increase of 17% on 2003 and 52% on 2002. The significant increase over prior years reflects the strong performance of Mayne’s businesses. * Before significant items

** Included FH Faulding & Co Limited businesses from 1 October 2001

Cash Earnings Per Share*

Mayne’s Cash Earnings Per Share increased to 25.0 cents in 2004, an increase of 37% over 2002/03. This strong rebound in 2003/04 reflects higher earnings contributions from Mayne’s continuing businesses in 2004 as well as a reduction in the weighted average number of shares outstanding due to the on and off-market share buy-backs administered during the year. * Excludes amortisation and significant items

** Included FH Faulding & Co Limited businesses from 1 October 2001

The Year at a Glance

Mayne delivered a strong operating result in 2004

Our people worked diligently to achieve this result and they are dedicated to improving business performance

The Company completed its corporate reshaping program

Mayne is well positioned for the future

MAYNE ANNUAL REVIEW 2004

Capital Structure

Consistent with Mayne’s reshaping program designed to focus the Company on its core businesses, capital employed continued to decrease in 2004. Mayne sold its Hospitals business in December 2003 and returned almost $490 million to shareholders in the on and off-market share buy-backs performed during the year.

Gearing

Gearing* has increased to 15.3% as a result of the reduction in equity and the use of a portion of the proceeds for bolt-on acquisitions in Pharmaceuticals.

* Net debt/(net debt + equity)

Group Assets

Total group assets decreased to approximately $4.1 billion in 2004 resulting from the return to shareholders of approximately $490 million in proceeds relating to the sale of the Hospitals and Logistics businesses. These funds were returned to shareholders through both on and off-market buy-backs in 2004.

6 MAYNE ANNUAL REVIEW 2004

Chairman’s Report

Last year, I reported that Mayne was a company undergoing radical change as we executed our strategy to focus on those segments of health care that we believe will provide attractive returns to shareholders and in which Mayne has proven expertise and strong competitive positions.

In order to do this, we said that we would improve the performance of our existing businesses, divest those businesses which do not fit our criteria, and acquire businesses and products which can increase shareholder value. This year I am pleased to report the significant progress we have made in executing that strategy. During the year, we took major steps to reshape Mayne by selling Hospitals, which were underperforming, and by making a number of important acquisitions in Pharmaceuticals – our strongly performing international pharmaceutical division.

While this restructuring was taking place, Mayne’s businesses, now centred on Pharmaceuticals, Diagnostic Services and Pharmacy, posted strong results in the 2003/04 financial year.

Net profit before significant items increased 80% on the prior year. The impressive operating performance is a credit to our management and staff who closely managed the businesses’ performance while pursuing a number of important strategic initiatives.

Taking each of our businesses in turn: Mayne Pharma is now a significant global player in injectable specialty pharmaceuticals. This year we developed a global, vertically-integrated position in paclitaxel, a key drug for the treatment of ovarian, breast and non-small cell lung cancer. We also strengthened our position in the United States by acquiring a suite of injectable multivitamins and complementary cancer products to improve our competitiveness. We continued our geographic expansion in Europe and Mayne is now the leader in generic, injectable cancer drugs across that continent. Our continual investment in our product development pipeline and our manufacturing facilities will assist the Company in capitalising on opportunities in the future. In short, we implemented a number of critical initiatives that have reduced business risk and that will help this business continue to grow strongly in the years ahead.

Mayne Consumer Products is also well placed to grow following its recovery from the Pan Pharmaceuticals recall. Sales, earnings and market share rebounded strongly during the year as our products were returned to retail shelves. We made significant investments in the business and the industry to re-establish confidence and loyalty, both with pharmacists and the end consumer. These initiatives have been well received and we are once again the Australian nutraceutical market leader across the combined grocery and pharmacy segment.

In Diagnostic Services, we consolidated the acquisitions made in previous years. Pathology achieved an excellent result, with Queensland Medical Laboratories exceeding expectations following its acquisition in October 2002. Diagnostic Imaging’s result, however, was disappointing, with a deterioration in earnings margins brought about by weaker than expected industry volumes. Towards the end of the year under review, the Federal Government approved a fee increase for diagnostic imaging examinations that will help alleviate margin pressures. We are also working hard to improve both financial and operational performance at the site level. Restoring the performance of the Imaging business is a key focus of management in 2004/05. The associated Medical Centres business is now delivering positive cash and accounting profits, as well as providing a strong referral base for Mayne’s Pathology business.

Pharmacy showed strong resilience in the face of the uncertainty generated when approaches to purchase the business were assessed by Mayne during the year. In April 2004, we discontinued discussions with parties interested in acquiring the business because the Board concluded that owning and operating our strong Pharmacy business will generate more value for shareholders than divestment. We have since reinvigorated the management team and refocused the business on its core activities, particularly wholesale pharmacy distribution, in order to deliver superior service at a competitive price. While more work needs to be done to regain the confidence of our customers, Mayne is committed to being the leader in Australian pharmacy distribution, with strong retail banner brands and professional pharmacy services.

Overall, the strong financial result reflects the improvement in Mayne’s core businesses and supports the decisions we have made to reshape the Company. Excluding the Hospitals business that was sold in the first half, Mayne’s revenue increased by more than 10% and earnings before interest and tax increased almost 17% on the prior year.

In addition to focusing on operational performance, the Board has been actively managing Mayne’s shareholder capital. The on-market buy-back continued during the year and we returned more than $359 million to shareholders through the off-market buy-back tender in March 2004. In total, more than 18% of Mayne’s issued shares has been returned in the past 12 months. We will continue to balance the investment needs of the business with further opportunities for debt reduction and capital management.

Board changes

During the year, Sir Ross Buckland resigned from the Board.

I am delighted to welcome Dr Ian Blackburne to the Board as a Non-Executive Director, effective 1 September 2004. Dr Blackburne is Chairman of CSR Limited and the Australian Nuclear Science and Technology Organisation and was previously Managing Director of Caltex Australia. Dr Blackburne holds a PhD in Chemistry and his business and academic qualifications will be valuable to the Board in coming years.

Outlook

Following the significant reshaping of our business, our number one priority now is to continue to improve the performance of Mayne’s existing businesses. We have made a strong start in 2004 and we will be working hard to continue this trend going forward. Each of our businesses is a leader in its field and we actively seek every opportunity to increase shareholder value through organic growth and selective acquisitions. While there is still much work to do, Mayne is more focused than it has been in many years and the Board is confident this will translate to improved shareholder returns in the future.

Peter Willcox

Board of Directors

7 MAYNE ANNUAL REVIEW 2004

Mr Peter Willcox

BA (Hons), MA (Physics)

Chairman

Mr Willcox joined the Board in October 2002 as Deputy Chairman and became Chairman on 1 January 2003. He is a member of the Board’s Nomination, Remuneration and Audit and Compliance committees. He is Chairman of AMP Ltd. Previously Director of Lend Lease Corporation and Energy Developments Ltd. Also former Director of FH Faulding & Co. Ltd, James Hardie Industries Ltd, Schroders Holdings Australia Ltd, BHP Ltd, North Ltd, Woodside Petroleum Ltd, Tejas Gas Corporation (USA) and Hamilton Oil Corporation (USA). Former Chief Executive Officer of BHP Petroleum. Age 59.

Mr Peter

Barnett

FCPA

Mr Barnett joined the Board in 1996. He is Chair of the Board’s Audit and Compliance Committee and a member of its Remuneration Committee. Director of AMCIL Ltd, Santos Ltd and Symbion Pty Ltd. Director and shareholder of Opis Capital Ltd. Member of the ABN AMRO Australasian Advisory Council and Vice Chairman of the Victoria Racing Club Committee. Former Chief Executive Officer of EZ Industries Ltd and Managing Director of Pasminco Ltd (1988-1995). Age 63.

Dr Ian

Blackburne

PhD (Chemistry), MBA

Dr Blackburne joined the Board in September 2004. He is Chairman of CSR Limited and Australian Nuclear Science and Technology Organisation. Director of Suncorp Metway and Teekay Shipping Corporation. He holds the honorary post of Adjunct Professor at University of Queensland in the Schools of Molecular Sciences and Management. Also former Managing Director of Caltex Australia. Age 58.

Mr Stuart James

BA (Hons)

Group Managing Director

and Chief Executive Officer

Mr James joined Mayne as Chief Operating Officer in July 2000. He joined the Board in January 2002 as an Executive Director and became Group Managing Director and Chief Executive Officer in August 2002. Previously Managing Director, Australian Financial Services, Colonial, including Managing Director Colonial State Bank (formerly State Bank of New South Wales), following 25 years with Shell Australia and Shell International. Age 55.

Ms Carolyn Kay

BA, LLB, GradDipMgmt

Ms Kay joined the Board in 2001. She is Chair of the Board’s Nomination Committee and a member of its Occupational Health, Safety and Environment Committee. She is Director of Commonwealth Bank of Australia Ltd and Deputy Chair, Victorian Funds Management Corporation. Former Executive Director of Morgan Stanley (in London and Melbourne) and former Director of Colonial State Bank, Treasury Corporation of Victoria and Ansell Ltd. Age 43.

Mr Peter Mason

AM

BCom (Hons), MBA

Mr Mason joined the Board in 1992. He is a member of the Board’s Audit and Compliance Committee. Chairman of JP Morgan Chase Bank and Ord Minnett Holdings Pty Ltd. Director of AMP Limited. Also a member of the Council of the University of New South Wales, Director of the University of New South Wales Foundation and Australian Research Alliance for Children. Age 58.

Mr Rowan

Russell

BA, LLB (Hons)

Mr Russell joined the Board in 2001. He is Chair of the Board’s Remuneration and Occupational Health, Safety and Environment committees and a member of the Nomination Committee. Partner of Mallesons Stephen Jaques. A Professional Associate of the Monash University Law School. Age 48.

Professor Judith

Sloan

BA (Hons), MA, MSc

Professor Sloan joined the Board in 1995. She is a member of the Board’s Occupational Health, Safety and Environment Committee. Represents the Board on the Trustee Board of the Mayne Group Superannuation Fund Pty Ltd. Director of Santos Ltd and Deputy Chairman, Australian Broadcasting Corporation. Commissioner of the Productivity Commission (part-time). Former Professor of Labour Studies, Flinders University, South Australia. Age 49.

Ms Karen Kee

BCom, GradDipCSP, CPA

Company Secretary

Ms Kee joined Mayne in December 2000 and was appointed Company Secretary on 1 August 2003. She is a member of Chartered Secretaries Australia and has previously held positions with Colonial and the ASX. Age 30.

8 MAYNE ANNUAL REVIEW 2004

Group Managing Director and

Chief Executive Officer’s Report

A defining year for Mayne

The 2004 financial year was a defining period for Mayne. It was marked by a number of very significant corporate and operational events that demonstrate the Company is performing solidly and is positioned for an exciting future in each of its three businesses: Pharmaceuticals, Diagnostic Services and Pharmacy.

During the year, Mayne continued to manage the recovery in the Hospitals business that was successfully divested in December 2003 at a price that exceeded market expectations. We also received a number of offers to purchase Mayne Pharmacy that were examined at length. In April 2004, we decided to retain the business because the interested parties ascribed insufficient value to its leading market position and history of solid growth. In light of the Federal Government’s decision to support the community pharmacy model, we are confident this decision is a wise one.

As a result, the corporate reshaping program we initiated almost 24 months ago, starting with the divestment of Mayne Logistics, is now complete. Management is entirely focused on delivering improvements in operating performance so that each of our businesses operates at its peak.

However, this strategy does not preclude continued investment in our core businesses. We will continue to deploy capital in acquisitions which fit our strategy and meet our strict financial return parameters.

In fiscal 2004, we completed a number of bolt-on acquisitions in Pharmaceuticals and Diagnostic Services that bolstered Mayne’s position in these markets. These acquisitions are on track to deliver results at, or in excess of, our original expectations.

We also made a number of new management appointments during the year to revitalise the organisation and to bring new perspective. While some of these benefits were evident in the year under review, by their nature these changes tend to show benefits over the medium to long-term and we are encouraged by the results to date.

Finally, the changes in our corporate structure have translated to strong financial results despite the natural distractions associated with divestment activities. Although Mayne’s total revenues decreased during the year due to the sale of Hospitals and Logistics in the past 18 months, the performance of our continuing businesses provides a truer picture of Mayne in fiscal 2004 and our potential for the future.

Revenue for the continuing business grew in excess of 10% during the year to $3.5 billion while earnings before interest and tax (EBIT) increased by almost 17% to $156.5 million.

During the year we returned to shareholders $490 million from divestment proceeds, through both on-market and off-market buy-back programs. This reduced issued shares by 18% and reflects the Company’s commitment to efficient capital management.

Reported net profit after tax increased to $94.3 million as a result of the improvements in operating earnings, a reduction in interest expense as well as a lower effective tax rate. This was a significant improvement on the prior year’s loss of $456.2 million. This improved profit performance, together with the decrease in share capital associated with the buy-back programs, boosted reported earnings per share to 13.0 cents this year from a loss of 57.0 cents in fiscal 2003.

Operational overview

Mayne delivered a robust operating result across the majority of its businesses in the 2004 financial year.

Pharmaceuticals

For the first time, our international specialty pharmaceutical business, Mayne Pharma, generated revenues in excess of $0.5 billion, up approximately 8.9% on the prior year.

This growth was partially generated by continued success in the European operation as the business expanded into new countries in the region.

9 MAYNE ANNUAL REVIEW 2004

Pamidronate, a bone therapy treatment used in chemotherapy regimens, continued to deliver a strong contribution to revenue and earnings. In addition, Mayne Pharma continued to introduce new products ahead of the competition. Paxene® (paclitaxel), the first pan-European alternative to Bristol Myers-Squibb’s Taxol®, was launched in Europe in May 2004 as a result of Mayne Pharma’s collaborative agreement with Ivax Corporation. We have leveraged our combined strengths, including Mayne Pharma’s leading sales and distribution network across Europe, so that Paxene® (paclitaxel) is expected to be the only alternative in the market for up to nine months. During the year, Mayne was also the first company to launch generic versions of irinotecan and desferrioxamine, reinforcing our leading position in generic, injectable cancer and acute care drugs in the European region.

Mayne Pharma’s financial performance was also supported by revenue growth in the Asia Pacific region of 22% on the prior year. Mayne Pharma in-licensed and launched four new products during the year: Eligard® (a prostate cancer product); Kytril® (a product to relieve oncology-related nausea and vomiting); Granocyte® (a cell growth factor for cancer patients); and Gabitril® (a product that treats epilepsy). Mayne Pharma continues to be the market leader for generic injectable, hospital pharmaceuticals in Australia.

In the Americas, revenue in the first half of the financial year was negatively impacted by significant price erosion for Mayne Pharma’s largest drug in the region, pamidronate, and by a significantly higher exchange rate. The region’s performance recovered in the second half on the back of acquisitions as well as stabilisation in pamidronate pricing.

Our long-term competitiveness in specialty pharmaceuticals has been augmented by bolt-on acquisitions completed in the year. We acquired a suite of injectable multivitamins in the United States, providing additional critical mass and stability in the region. In addition, through the acquisition of the paclitaxel Active Pharmaceutical Ingredient (API) business, we have developed Mayne’s first vertically-integrated position in a key molecule.We plan to use these competencies to develop more APIs so we can take advantage of market opportunities and secure a larger portion of the value chain.

Finally, we acquired a world-class manufacturing business in Wasserburg, Germany that has diversified our manufacturing activities and established sufficient capacity to support our future growth plans. While it’s early days, these acquisitions are meeting or exceeding our expectations and we are confident they will prove to be valuable additions in the years to come.

We also invested significantly in research and development during the year. This activity has more than doubled the local market value of our product pipeline, reflecting our emphasis on internally-developed products for delivering future returns. We have also committed approximately $60 million to upgrade our manufacturing facilities in Mulgrave, Australia, and Aguadilla, Puerto Rico, to future-proof them so that they utilise leading technologies and continue to comply with regulatory standards both today and tomorrow.

Our Consumer Products business recovered strongly, with EBIT increasing by approximately $21.7 million during the year to $10.5 million. This impressive result can be attributed to the close attention paid to the business by our management team, resulting in packaging efficiencies more than doubling and manufacturing efficiencies increasing by approximately 50% during the year. A number of very successful sales and marketing initiatives were also undertaken that have renewed confidence in our brands following the Pan Pharmaceuticals recall. We are once again the leading nutraceutical provider in the combined pharmacy and grocery market segments, holding more than 25% market share. The management team and employees of Consumer Products are to be commended for this substantial achievement.

Diagnostic Services

Pathology recorded a strong result, increasing EBITA margins for the full year from 13.0% in 2003 to 13.2% despite a significant increase in functional costs allocated to the business. Queensland’s leading pathology service provider, Queensland Medical Laboratories (QML)®, has continued to deliver revenue and earnings growth significantly above expectations.

10 MAYNE ANNUAL REVIEW 2004

The QML success underpins our decision to commit $28 million towards a state-ofthe- art laboratory that will begin servicing doctors in the 2006 financial year. The acquisition of Gippsland Pathology Service in Victoria has also delivered higher than anticipated results and through the hands-on management of Mayne Health Laverty Pathology, our NSW business has delivered its fourth consecutive half of EBITA margin growth.

In addition to providing a stable referral base for Mayne Pathology, Mayne Medical Centres delivered their first year of positive earnings contribution for the continuing business, with EBITA margins in excess of 10.9% in the second half of the year. The business achieved an increase in consultations of 1.6% during the second half in contrast to an overall growth in GP consultations across Australia of 0.4%.

In Diagnostic Services, we have consolidated our position as the second largest provider of pathology and diagnostic imaging services in Australia and are investing in technology and our people to support the future success of these businesses. However, the 2004 financial year was a difficult one for Diagnostic Imaging. While revenue for the business increased 38.7% on the prior year following the acquisition of Queensland Diagnostic Imaging (QDI) and ten radiology sites from Pacific Healthcare in 2003, EBIT for the year increased 2.4%.

The industry experienced examination growth rates significantly lower than the 5% growth in outlays catered for under the Federal Government funding agreement. To compensate for this weakness, a fee increase was approved in June 2004 resulting in only one month of benefit being recorded in the current year. We are working hard to realise the full synergies from the QDI and Pacific Healthcare assets and are increasing performance incentives at the site level to promote accountability and reward performance at the coal face.

Pharmacy

Mayne Pharmacy delivered a solid result despite the uncertainty and distraction caused by its potential sale during the year. Following thorough consideration of all the offers, Mayne formed the view that it was not in shareholders’ interests to sell the business because more value could be generated by continuing to operate it.

Mayne is committed to establishing this business as the market leader in wholesale pharmacy distribution and we have focused our strategy on the core business of providing pharmacists with in-full, on-time service at the best possible price.

Despite termination of the potential sale discussions in April 2004, competition continues to be fierce. Mayne is instituting a number of initiatives designed to increase our competitive edge in the market which are geared to improve our sales and streamline our distribution network.

Outlook

While the improvements in financial performance are pleasing, there is further value to be unlocked by driving additional improvements in our existing businesses. This is our primary imperative. We will continue to focus our investment activities in the Pharmaceuticals and Diagnostic Services divisions as we view these businesses as having strong track records, attractive market characteristics and offering attractive returns to shareholders.

Each of Mayne’s businesses holds a leading position in the sector in which it operates and while the 2004 result is pleasing, management is focused on driving continued performance improvements. This will involve making additional investments in our people, equipment and technology so that we are more competitive today and in the long-term.

Stuart James

11 MAYNE ANNUAL REVIEW 2004

Management Team

Peter Jenkins

BCom, ACA (NZ)

Chief Development Officer

Peter joined Mayne in 2000 as Chief Financial Officer and moved to his current role of Chief Development Officer in August 2003 to focus on the development activities of the group and in particular the Pharmaceuticals business. Peter previously held senior planning, business integration and finance positions at Colonial – including Chief Financial Officer of Colonial Australian Financial Services – and senior planning, finance and marketing positions at Shell Australia. Age 52.

Paul Binfield

BA (Hons), ACA (UK),

ACA (NZ)

Chief Financial Officer

Paul joined Mayne in 1999 and is responsible for all aspects of Mayne’s financial management and reporting as well as the group’s corporate services. Paul was previously employed in a senior financial position with Fortis, an international financial services company, and worked with Price Waterhouse in Australia and overseas. Age 39.

Neil Rodaway

BSc (Hons), ACA (UK), FCS

Group General Manager

Diagnostic Services

Neil joined Mayne in 1992. He is responsible for the group’s Diagnostic Services division, which includes Pathology and Diagnostic Imaging services and Medical Centres. Neil has held a number of operational and senior finance roles with Mayne. Immediately prior to his current role, Neil was responsible for the strategic disposal of the Mayne hospital portfolio. Age 40.

David Cranwell

MBA, MNautSc

Group General Manager

Pharmacy

David joined Mayne in 1995 and is responsible for the group’s Pharmacy business. He was previously Group General Manager of Mayne’s international Logistics business. David has held senior management positions with TNT and CS First Boston and is a qualified Master Mariner. Age 47.

Stuart Hinchen

BEc, CA

President, Americas

Stuart joined Mayne in 1995. He is responsible for the pharmaceutical businesses in the USA, Canada and Latin America. Stuart previously held senior finance positions with Mayne, both in Australia and internationally. Age 41.

Michael

Kotsanis

BSc, GradDipBus, MBus

President, Asia Pacific

Michael joined Mayne in 2001. He is responsible for Mayne’s pharmaceutical business in the Asia Pacific region. Michael has more than 16 years experience in the pharmaceutical industry and held a variety of sales and marketing positions with a multinational company until he joined Faulding in 1999. Age 38.

Scott Richards

President, Europe,

Middle East and Africa

Scott joined Mayne in 2001. He is responsible for Mayne’s pharmaceutical operations in Europe, the Middle East and Africa. Scott previously held a number of senior positions in Faulding’s pharmaceutical business, including Vice President, Commercial Operations for Australia and New Zealand. Age 40.

Alan Reid

BA (Hons)

President Global Services

Alan joined Mayne in 2001. He is responsible for the group’s global pharmaceutical support activities, including marketing, technical operations, quality, product and research development, and for the Consumer Products business unit. Alan was previously Senior Vice President—Asia Pacific for Basell International, a BASF/Royal Dutch Shell Group joint venture. Through assignments with Shell International, he has multi-discipline international experience in the energy, resources, polymers and chemical industries. Age 58.

Peter Fleming

BBM, GradDipComp

Chief Information Officer

Peter joined Mayne in 2002. He is responsible for information technology initiatives across the group, including the evaluation of emerging technologies to support Mayne’s businesses internationally. Previously Chief Information Officer at Vodafone Australia and Colonial, Peter has also held senior IT roles with Coles Myer. Age 45.

Jeff Pearce

BCom

Group General Manager

Personnel

Jeff joined Mayne in 2000 and is responsible for personnel, occupational health and safety and security for the group. Jeff was previously Group General Manager Personnel at Colonial, following a 30-year career with Trans Australia Airlines where he held senior positions in personnel and airline operations. Age 61.

12 MAYNE ANNUAL REVIEW 2004

LEFT: At Mayne’s Mulgrave manufacturing facility, Karen Petit-Brevilh loads vials of the acute iron poisoning drug, desferrioxamine, into magazines to be taken to the packing department for inspection. This year, Mayne was the first company to launch the generic version of desferrioxamine in Europe.

13 MAYNE ANNUAL REVIEW 2004

Mayne’s specialty pharmaceuticals business, Mayne Pharma, and our health-related consumer products business form the Pharmaceuticals division.

Mayne Pharma is an international leader in injectable specialty pharmaceuticals. The product portfolio has been built around specialty classes in oncology and related therapeutic areas such as pain management and anti-infectives. Mayne Pharma also has an increasing presence in branded generics and proprietary products.

With around 120 molecules marketed globally, Mayne Pharma is known for offering an extensive range of product presentations and strengths. We currently enjoy market leadership in generic injectable oncology medicines in Australia, Canada and the UK and a strong sales and marketing position in the US and Asia.

Mayne’s Consumer Products business manufactures and markets a wide range of health related consumer products. During 2003, the business was streamlined to focus on vitamins and health supplements. Consumer Products has sales across Australia, New Zealand and certain international markets. Its well-known brands include Cenovis®, Golden Glow®, Nature’s Own™, Bio-Organics™ and Natural Nutrition™.

Pharmaceuticals

Mayne Pharma’s global growth strategy – centred on a strong pipeline, geographic expansion, and targeted acquisitions and in-licensing – underpinned its solid performance in 2003/04.

Reported revenue was $501 million, representing an increase of 8.9% on the 2002/03 result. This was driven largely by strong growth in Europe, the Middle East and Africa (EMEA) that reflects significant geographic expansion in continental Europe, and by growth in the Asia Pacific region on the back of in-licensed specialty pharmaceuticals. Excluding the impact of foreign exchange variances, revenue increased 19.4% on the prior year.

During 2003/04, Mayne Pharma bolstered its global position in injectable, acute-care pharmaceuticals with three bolt-on acquisitions that enhanced its global manufacturing capabilities and greatly strengthened its injectable oncology and acute care portfolio in the US.

Acquisitions in the US have enabled Mayne Pharma to become a leading, vertically-integrated player in the global market for paclitaxel, a chemotherapy drug used primarily to treat breast, non-small cell lung and ovarian cancer. In addition, Mayne Pharma’s acquisition of MVI®, a suite of injectable multivitamin products, has boosted its positioning in the market for specialty, higher-margin pharmaceuticals.

Mayne Pharma’s third key pharmaceuticals acquisition during the 2004 financial year was a specialist manufacturing business in Wasserburg, Germany.

Pharmaceuticals

Pharmaceuticals encompasses:

Mayne Pharma – a specialty pharmaceuticals business with an emphasis on generic, injectable oncology treatments and related therapeutic areas. Mayne Pharma focuses on researching, developing, manufacturing and selling its products internationally.

Consumer Products – manufacturing and marketing vitamins and health supplements in Australia.

Achievements

Mayne Pharma delivered a solid result in a year characterised by a low level of new product approvals

Bolstered Mayne Pharma’s position in the key European and US markets through three bolt-on acquisitions that are on plan to meet or exceed expectations

Mayne Pharma was the first to sell a paclitaxel alternative to Bristol Myers- Squibb’s Taxol® across Europe, up to nine months ahead of the competition

Consumer Products recovered swiftly from the Pan Pharmaceuticals recall, delivering a significantly improved earnings result and regaining market leadership

14 MAYNE ANNUAL REVIEW 2004

Revenue	2003	2004
Pharmaceuticals	$460.2m	$501.1m
Consumer Products	$201.3m	$149.4m
EBIT	**2003**	**2004**
Pharmaceuticals	$59.0m	$56.4m
Consumer Products	($11.2m)	$10.5m



Mayne Pharma now has manufacturing facilities in each of its core regions, which provides supply chain alternatives and helps to ensure costs are competitive.

Pharmaceuticals reported earnings before interest and tax (EBIT) of $56.4 million in 2003/04, a decline on the previous year. As foreshadowed earlier in 2003/04, this reflects the lower number of new product approvals in the year as well as a lower US contribution from oncology drug pamidronate following an exceptional result in its launch year. It also reflects the impact of foreign exchange rates given the rise in the value of the Australian dollar.

Americas

Americas had a strong second half result, with the region emerging from 2003/04 with a broader offering in generic oncology products. Acquisitions offset a weaker first half and diminished reliance on pamidronate, which experienced considerable price pressure as new competitors entered the market.

Acquisitions completed in 2003/04 have enabled Mayne Pharma to strengthen its growing US product portfolio. In September 2003, Mayne Pharma acquired from Abbott Laboratories the rights to sell and market paclitaxel in North America. This was followed in December 2003 by the acquisition of the paclitaxel Active Pharmaceutical Ingredient (API) business from Napro Biotherapeutics Inc., located in Boulder, Colorado. Mayne Pharma then entered into a collaboration agreement with Ivax Corporation which positions Mayne Pharma to sell the first alternative to Taxol® (the brand name of the Bristol Myers-Squibb paclitaxel product) across Europe – up to nine months ahead of the competition. This will greatly enhance the efficiency of the Boulder API facility and has established Mayne Pharma as a truly global player in paclitaxel.

In May 2004, Mayne acquired the MVI® (injectable multivitamins) and Aquasol® product ranges from aaiPharma Inc. for approximately US$100 million. The synergies of this transaction largely relate to bringing the manufacturing of these products in-house. While still early in its integration, the MVI® acquisition is on track to meet or exceed 2004/05 forecast EBITA of US$11 million.

The acquisition of methotrexate and leucovorin calcium from Xanodyne Pharmaceuticals during 2003/04, for US$6.6 million plus inventory at cost, has further bolstered Mayne's US generic oncology range.

During the year, Mayne announced a $50 million investment program to build a new oncology manufacturing facility at its site in Mulgrave, Victoria, and a $10 million investment in its facility at Aguadilla, Puerto Rico. These developments will ensure Mayne Pharma has sufficient capacity to meet demand for its growth products and its pipeline projects.

Europe, Middle East and Africa

The EMEA region reported significant revenue growth, driven by a strong

15 MAYNE ANNUAL REVIEW 2004

contribution from pamidronate across the region and the expansion of the product portfolio in Germany and the Nordic Region. With this success, Mayne Pharma is now the largest generic, injectable oncology player in that region. Significantly, revenue grew 15.4% in 2003/04 to $203.4 million.

As outlined above, key developments during the year included Mayne Pharma’s acquisition of the specialist manufacturing business in Wasserburg, Germany, and the completion of the collaboration agreement with Ivax Corporation that enabled it to launch the first alternative paclitaxel product into major European markets.

Entry into the major markets has been supported by first-to-market positions with four important hospital intravenous drugs in the last two years: oncology products pamidronate, irinotecan and paclitaxel, and the acute iron poisoning drug desferrioxamine.

In 2003/04, Mayne Pharma launched the first generic irinotecan (local market value across Europe of US$200 million) and the first generic desferrioxamine (local market value across Europe of US$19 million) in a limited number of countries. The launch of these drugs into additional European countries will occur over the next few years as intellectual property restrictions for the products expire.

Asia Pacific

The Asia Pacific region delivered a strong result in 2003/04, driven primarily by growth in Australia and New Zealand. Reported revenue increased 21.9% on 2002/03, to $170.9 million.

In Australia, Mayne Pharma maintained its strong position in the hospital generics segment. It also continued to successfully in-license patented drugs, launching four new products during the year: Eligard®, a prostate cancer product, and Kytril®, for oncology-related nausea, as well as in-licensing Granocyte®, a cell-growth factor for chemotherapy patients, and Gabitril®, an epilepsy drug.

16 MAYNE ANNUAL REVIEW 2004



Mayne Pharma product pipeline 2005-2011

Product Pipeline	# of regional approvals	# of country approvals	Local Market Value[1] ($USm)
Internal Development			
Americas	32	45	6,093
EMEA	22	200	1,911
Asia Pacific	10	10	45
	64	**255**	**8,049**
In-licensing/acquisition[2]			
Americas	10	11	840
EMEA	5	48	443
Asia Pacific	16	16	88
	31	**75**	**1,370**
Total Pipeline Opportunity	**95**	**330**	**9,419**

1 Local Market Value refers to the local market value of sales of the equivalent branded product. Local Market Values are in $US and based on IMS data to December 2003.

2 Includes products that have been acquired/in-licensed or where a reasonable likelihood of completing an acquisition/in-licensing opportunity exists. Only estimated to 2007 because the lead time for these types of opportunities is typically 2-3 years.



$732m
$1,630m
$2,116m
34
53
101
03/04[1]
04/05
05/06

Country Launches and Local Market Value (LMV) ($USm)

1 Actual

During the year, Mayne divested the Ethical Category Drug business, a non-core Australian business that procured and marketed generic drugs under the GenRx®, Terry White Chemists® and Chemmart® brands. Mayne, through its Pharmacy business, will provide distribution services to the buyer – oral generic drugs manufacturer Apotex International – in line with previous arrangements with pharmacists. This divestment refines management focus and better positions Mayne Pharmacy to nurture its important relationships with the branded pharmaceutical companies.

Product pipeline

Mayne Pharma is committed to growing its business through a robust product pipeline focused on injectable pharmaceuticals in oncology and related therapeutic areas such as pain management and anti-infectives. The value of the pipeline to 2011 (measured by local market value) has more than doubled since Mayne acquired the business in 2001, growing from US$3.8 billion to US$9.4 billion. Notably, 50% of the pipeline to 2008 had been submitted to regulatory bodies as at 30 June 2004.

MAYNE ANNUAL REVIEW 2004 17

Key developments in 2003/04 include tentative Abbreviated New Drug Application approvals for:

- Carboplatin, an oncology drug. This generic version of Bristol Myers-Squibb's Paraplatin®, which has local market value sales of US$780 million, is on schedule for launch in the US in the second quarter of 2004/05.
- Ondansetron, used to prevent post-operative nausea and to treat related symptoms associated with cancer chemotherapy. Ondansetron has a local market value of US$557 million. Mayne Pharma has filed a Paragraph IV filing for Ondansetron which is challenging the existing patent that expires in June 2006.
- Fluconazole mini bags (100ml and 200ml). Fluconazole is used for the treatment of systemic fungal infections, has a local market value of US$220 million and was launched on schedule in July 2004.

Irinotecan and epirubicin also provide Mayne Pharma with significant growth opportunity over the next four to five years as patents expire.



Consumer Products

Mayne Consumer Products has emerged from the turbulence of the Pan Pharmaceuticals recall as a more competitive business, with more efficient manufacturing facilities and demonstrable resilience in defending and growing its market share. The business reported revenue following SKU rationalisation of $149.4 million, a decrease of 25.8% on 2002/03. EBIT rebounded strongly to $10.5 million, up $21.7 million on the previous year, reflecting the strength of its consumer brands.

Mayne Consumer Products was heavily impacted by the April 2003 announcement by the Therapeutic Goods Association requiring a recall of all products manufactured by Pan Pharmaceuticals. At that time, Pan produced a significant quantity of health supplements sold by Mayne Consumer Products.

Mayne Consumer Products moved swiftly to facilitate consumer refunds and to re-establish product supply, with grocery retailers receiving full re-supply of Cenovis® products in June 2003. Ninety per cent of the refined Nature's Own™, Bio-Organics™ and Natural Nutrition™ product lines, which are more extensive and complex, were re-supplied to pharmacies and health food stores by December 2003.

During 2003/04, Mayne Consumer Products moved forward from this recovery phase to demonstrate its ability to rebuild market share. Significantly, it reclaimed market share leadership in the combined pharmacy and grocery channels, capturing 25% of the market as at 13 June 2004 (4% ahead of its closest competitor). This signals the effectiveness of two new advertising campaigns: the Nature's Own™ campaign featuring actress Sigrid Thornton, which supported the brand's launch into the grocery channel and generated consumer demand in pharmacies and health food stores; and the Bio-Organics™ campaign featuring cricket legend Dennis Lillee. The Bio-Organics™ brand has now recaptured the market leadership position in the large and fast-growing pharmacy Glucosamine market, which is valued at $25.5 million and growing at 35% annually.

The Cenovis® brand also performed strongly, with 2003/04 sales at 2002/03 figures, despite the negative impact of the Pan recall.

During the year, Mayne Consumer Products implemented a major initiative to maximise the range of products manufactured in-house at its facility in Virginia, Queensland. Mayne Consumer Products now manufactures almost 75% of its product requirements, up from 50% prior to the Pan recall, with total savings estimated to be in excess of $2 million per annum. Manufacturing efficiency at Virginia increased by 50% during the year and packaging efficiency increased by more than 100%.


$86.3m
$70.1m
$67.9m
$77.9m
Dec 02
June 03
Dec 03
June 04

Consumer Products – Continuing Business Revenue


$5.0m
-$4.1m
$2.2m
$8.2m
Dec 02
June 03
Dec 03
June 04

Consumer Products – Continuing Business EBIT

18 MAYNE ANNUAL REVIEW 2004

LEFT: Head of

Haematology, Dr Mark Levin, reviews the blood slide of a sick child at Dorevitch Pathology’s laboratory in Heidelberg, Victoria. More than nine million pathology services are performed in our Australian laboratories every year.

In Diagnostic Services, we own and operate one of Australia’s largest pathology practices, the second largest diagnostic imaging network and one of the largest corporate medical centre businesses. These businesses have grown consistently over the past ten years, organically and through acquisition, and now provide more than 13.3 million services to Australians every year.

Mayne is a major pathology provider with 74 laboratories and 500 collection centres across Australia. Annually, our laboratories perform more than nine million pathology services. Our combined pathology practices are the market leaders in three states and are second largest in the NSW market.

Our leading Diagnostic Imaging group provides a range of services in New South Wales, Queensland and Victoria to aid the diagnosis of illness and to eliminate, where possible, the need for invasive exploratory surgery. These services include general X-ray, ultrasound, mammography, computer tomography (CT), nuclear medicine, interventional radiology and magnetic resonance imaging (MRI) with more than 2.2 million examinations per annum. Mayne Medical Centres now operates more than 50 practices in four states. We provide service excellence to more than 400 general practitioners and work closely with them to enable the provision of high quality patient care.

Pathology

Mayne’s Pathology business delivered a robust result in 2003/04. Reported revenue of $485.5 million to 30 June 2004 represents an increase of 24.5% on the previous year. EBIT grew 25% to $50 million in the period under review. This growth was organic as well as being driven by acquisitions.

Significantly, EBITA margins reached 14.6% in second half of 2003/04 – up 2.9% on the first half and 1.2% higher than the 2002/03 second-half result. This margin improvement was achieved despite an increase in head office costs allocated to the business; reflecting the reduction in economies of scale following Mayne’s divestment of its Hospitals and Logistics businesses.

During the year, the Federal Government approved a 3.1% fee increase, which took effect from 1 December 2003.

In New South Wales, Laverty Pathology demonstrated sustained growth, delivering a revenue increase of 7.8% on the previous year. This reflects management’s success in growing volume by focusing on quality and by leveraging the business’ clinical strength in womens health. EBIT was up 95% in 2003/04, off the back of tight cost control, and the business delivered its fourth consecutive half of EBITA margin growth: rising from 7.4% in 2002/03 to 11.6% in the period under review.

Diagnostic Services

Diagnostic Services encompasses:

Pathology - providing specialist services across all pathology disciplines.

Medical Centres - working with general practitioners to provide Australians with quality health care and family medicine.

Diagnostic Imaging - supplying specialist imaging services to hospitals, medical practitioners and community-based sites and their patients.

Achievements

Strong earnings performance in Pathology and Medical Centres in the second half driven by careful management of the business

Belmont Clinic in Victoria nominated as Clinic of the Year by Australian General Practice Accreditation Ltd (AGPAL)

Recent pathology acquisitions (QML and Gippsland Pathology Service) performing above expectations

Continued improvement in the performance of Laverty Pathology (NSW)

Restored Medical Centres to positive operating cashflow

20 MAYNE ANNUAL REVIEW 2004


$171.1m
$218.7m
$235.5m
$249.9m
Dec 02 June 03 Dec 03 June 04

Pathology - Revenue Growth


$16.9m
$23.1m
$20.8m
$29.2m
Dec 02 June 03 Dec 03 June 04

Pathology EBIT


$90.1m
$109.1m
$139.7m
$136.6m
Dec 02 June 03 Dec 03 June 04

Diagnostic Imaging - Revenue Growth


EBITA Margin
10.9%
8.6%
6.1%
1.0%
$0.2m
$1.2m
$1.7m
$2.3m
Dec 02 June 03 Dec 03 June 04

Medical Centres - Continuing Business EBITA Growth



In Victoria, Dorevitch Pathology acquired the remaining 68% stake in Gippsland Pathology Service (GPS) on 1 July 2003. GPS is exceeding expectations and, along with continuing growth in the clinical trials division, has helped boost pathology revenue in Victoria – up 26.4% on the previous year.

Queensland Medical Laboratories (QML)®, Queensland's leading pathology provider acquired by Mayne on 1 October 2002, continued to exceed its financial targets in 2003/04, and achieved margins that are above industry standards. To support QML's continued growth and to further enhance cost efficiencies, Mayne has committed $28 million to build a state-of-the-art laboratory at Murrarie in Brisbane. The laboratory is scheduled for completion in 2005/06.

The business successfully retained its pathology professionals in 2003/04, with the small number of departures resulting from retirement or relocation overseas. The business also retained all major contracts and negotiated long-term lease and service level agreements with the hospitals that were operated by Mayne prior to their sale to Affinity Health Limited in December 2003.

Medical Centres

Mayne Medical Centres is now providing positive returns in its own right as well as helping to provide a stable base of referrals to Mayne's pathology operations. Medical Centres delivered significantly improved financial performance in 2003/04, resulting from the rationalisation of non-core assets and enhanced operating efficiencies. Reported revenue for continuing medical centres was up $3.5 million on the previous year to $41.5 million. EBIT improved $3.9 million to a loss for the full year of $0.1 million. Importantly, EBITA margins for the business were in excess of 10%, reflecting the strong turnaround effected by management in the past 18 months.

In the year under review, Mayne's Medical Centres generated 1.97 million consultations, up 40,000 on 2002/03, despite the reduction in site numbers from 54 to 51 through mergers and practice consolidations.

This business maintained its national presence, with sites in New South Wales, Victoria, Queensland and Western Australia. Continued investment in doctor retention, facility upgrades and staff training and education is driving continual improvement in quality. Belmont Clinic, in Victoria, has been nominated as Clinic of the Year by AGPAL, the leading provider of accreditation for Australia's general practices.

Diagnostic Imaging

Mayne Diagnostic Imaging (DI) reported revenue of $276.2 million, a 38.7% increase on the 2002/03 result. This growth was primarily driven by the full-year contribution of Queensland Diagnostic Imaging, acquired by Mayne in late May 2003, despite the synergies from this acquisition having yet to be fully extracted. The revenue growth also reflects

MAYNE ANNUAL REVIEW 2004 21

Revenue	2003	2004
Pathology and Medical Centres	$432.0m	$526.5m
Diagnostic Imaging	$199.2m	$276.2m
EBIT	**2003**	**2004**
Pathology and Medical Centres	$36.0m	$49.9m
Diagnostic Imaging	$18.5m	$19.0m

the successful integration of Melbourne Ultrasound for Women, the highly-regarded obstetrics and gynaecology ultrasound practice acquired in the first half of 2003/04, and continued growth in higher-modality examinations which generate higher revenues per examination.

Diagnostic Imaging EBIT was $19.0 million, up from $18.5 million in 2002/03. This disappointing result reflects continued weak industry growth and the ongoing need to improve practice management at site level. The EBIT performance also reflects the heavier weighting of head office functional costs, following Mayne's divestment of its Hospitals and Logistics businesses.

In July 2003, a five-year funding agreement was signed between the Federal Government and the diagnostic imaging industry, allowing Government outlays for imaging services to grow at approximately 5% per annum. However, with industry growth sitting well below the 5% funding agreement cap, considerable margin pressure was experienced during the year under review. The Government approved a fee increase in April 2004, however as it did not take effect until 1 June 2004 it had little impact on the 2003/04 result.

Mayne has moved quickly to implement a range of measures to enhance DI's financial performance, based on its strategic focus on driving growth at site level.

Central to this strategy is devolving operational responsibility to a local level with the active participation of local imaging specialists in site-based planning, including increased accountability for financial targets. Mayne has appointed Dr Ron Shnier, a key member of its DI management team since 1998 and Vice President of the Australian Diagnostic Imaging Association, to lead the business in delivering this strategy.

In line with its continuing strategic focus on higher-modality examinations, Mayne Diagnostic Imaging has continued to invest in technology at its premium sites across Australia while rationalising smaller, less profitable locations. During the year under review, it increased its investment in Magnetic Resonance Imaging (MRI) equipment at five sites, its investment in Computerised Tomography (CT) equipment at ten sites, and its investment in Ultrasound equipment at 13 sites.

Notably, in an industry facing intense competition for quality professionals, Mayne DI retained its base of imaging specialists in 2003/04, successfully extending agreements with a large number of specialists who had concluded their original (post-acquisition) contracts with Mayne. At 30 June 2004, more than 90% of DI's imaging specialists were contracted to the business.

In 2003/04, Mayne Diagnostic Imaging retained all major contracts and, in addition, negotiated long-term lease and service level agreements with Mayne Hospitals prior to their acquisition by Affinity Health Limited in December 2003.

LEFT: Pharmacist

Manager, Suzie Davies, provides customer advice at Knox City Terry White Chemists® in Melbourne.

This pharmacy is the largest in the Terry White Chemists® group and pioneered the Evolution concept, an initiative recognised by the National Retail Association with an award to the group for “Innovation in Retail”.

Mayne Pharmacy owns and operates a leading distribution business for retail pharmacies in Australia. Mayne Pharmacy also provides a range of professional services to independent and branded pharmacies, including marketing programs, IT, human resource support and property services.

All Mayne Pharmacy brands are targeted to a specific customer segment, supported by marketing, merchandising and buying programs and full store fit-out capabilities.

The Chemmart® brand is positioned as the premium community pharmacy brand while the HealthSense® brand focuses on the growing number of consumers who prefer natural products and therapies. The Medicine Shoppe® centres on dispensary care and advice, geared particularly to the needs of ageing patients. Australia’s fastest growing pharmacy brand, both in numbers and turnover, is Terry White Chemists® – the premium shopping centre brand.

Solid result

Pharmacy achieved a respectable result, demonstrating resilience during a challenging period in which Mayne considered a number of offers for the potential trade sale of this business.

In April 2004, following a thorough testing

of the market, Mayne announced that the offers it had received for Pharmacy had not ascribed sufficient value to the business’ leading market position and its history of solid growth. As such, Mayne determined that retaining this business would generate greater shareholder value than a divestment.

In 2003/04, Pharmacy lost market share of approximately 1% while delivering revenue of $2.1 billion, up 6.4% on 2003. This is a significant achievement in a market characterised by aggressive, opportunistic pricing by competitors. Although these challenging market conditions impacted on EBITA margins, the business successfully arrested the margin decline experienced in the first half of the financial year.

Following a strategic review, Pharmacy is now strongly focused on its core business: wholesale distribution services to community pharmacies and hospitals. This is underpinned by Mayne’s commitment to support pharmacists in building customer loyalty and profitability, through its strong retail brands (including Terry White Chemists®, Chemmart® and HealthSense®), through the Synergy buying group and by providing professional services to independent and branded pharmacies.

Pharmacy

Pharmacy provides wholesale distribution services to community pharmacies and hospitals, professional services to independent and branded pharmacies and operates four retail pharmacy brands in Australia: Terry White Chemists®, Chemmart®, HealthSense®, and The Medicine Shoppe®.

It also provides independent pharmacies with a range of marketing, promotional and merchandiserelated services through its Synergy offering.

Achievements

Pharmacy delivered revenue of $2.1 billion, up 6.4% on 2003, in an uncertain and highly competitive environment

Mayne was re-accredited under AS/NZS ISO 9001:2000 Standards in recognition of Quality and Continuous Improvement and remains the only pharmaceutical wholesaler to achieve Quality Certification

The Terry White Chemists® group was awarded for innovation in retail by the National Retail Association

24 MAYNE ANNUAL REVIEW 2004

Pharmacy	2003	2004
Revenue	$1,943.4m	$2,068.6m
EBIT	$29.9m	$32.6m


$995.4m
$948.0m
$1,063.7m
$1,004.9m
Dec 02
June 03
Dec 03
June 04

Revenue


$14.3m
$15.6m
$15.7m
$16.9m
Dec 02
June 03
Dec 03
June 04

EBIT


HealthSense
PHARMACY
OPEN 7 DAYS
Vitamins
Beauty
Baby
Photos

A consolidated professional services function – part of a new, flatter structure led by a reinvigorated management team – now provides services encompassing property, human resource support and a specialist point-of-sale and dispensing system.

Mayne Pharmacy's largest retail pharmacy brand, Chemmart®, continued to refine its value proposition, doubling the number of Master Members. The Terry White Chemists® brand achieved retail sales growth of more than 10% in 2003/04 and its innovative retail strategy was recognised by the National Retail Association at the 2004 American Express Rewards for Excellence.

During the year, Mayne was re-accredited under AS/NZS ISO 9001:2000 Standards, recognising Pharmacy's commitment to quality and continuous improvement in all 14 of its distribution centres. Mayne Pharmacy remains the only pharmaceutical wholesaler to achieve Quality Certification.

The focus on efficiency improvements at its largest warehouse, in Rydalmere NSW, is enhancing the business' ability to meet its commitment to 'in-full, on-time' service delivery at a competitive price.

Following issues early in the year at Rydalmere, significant improvement was evident in the second half.

Revenue from hospital distribution increased by 11% on the previous year. This reflects enhanced service at State level and, from a national perspective, improved relationships with manufacturers which resulted in greater product availability.

People and Community An important part of our community program is assisting health professionals to preserve and restore health. We support medical research and provide resources for more than 50 professional development and education programs and for scientific meetings.

Through sponsorships, volunteering programs and donations, we also help promote health-related initiatives, centred on Mayne’s local communities.

Mayne consistently supports a wide range of community initiatives with a particular emphasis on health – an area where we feel we can make the most impact given our expertise, leading technology and market position.

Improving human health

In support of medical research, Mayne is donating $1 million to the Queensland Skin and Cancer Foundation to assist in diagnosing and treating skin disease and cancer. In the past year, we also supported the Virtual Cancer Centre, Australia’s leading online cancer information resource for patients and medical professionals.

Our Company contributes funds for clinical research including programs run by the Australasian Leukaemia and Lymphoma Group, the Australia and New Zealand Childhood Cancer Study Group and the Australia and New Zealand Gastro- Intestinal Cancer Institute. Furthermore, one of our Medical Centres, Carlton Clinic, is working with Melbourne’s Alfred Hospital and pharmaceutical companies to trial new drug treatments for HIV patients. In partnership with Sydney’s Prince of Wales Medical Research Institute, we continue to provide the science and radiology community with access to unique MRI technology. This will potentially help to advance research into cures for conditions such as epilepsy and Parkinson’s disease as well as investigation of diseases such as prostate cancer and rheumatoid arthritis.

Since 2001, Mayne’s Pathology business has been actively involved in the Trish Multiple Sclerosis Research Foundation. Representing Mayne on the Board of Directors is Laverty Pathology (a subsidiary of Mayne Pathology) Medical Director, Professor Peter Russell, who is also a member of the Scientific Committee. The Committee is responsible for selecting research projects to help find a cure for multiple sclerosis and to work towards preventing this crippling neurological disease.

For the past three years, our sponsorship of the Chair of Complementary Medicine at the University of Queensland has supported further education and research in the complementary medicines field. Initiatives conducted through the Health Sciences faculty aim to build knowledge and promote better practice of complementary medicine in the wider community.

A better health care industry

At Mayne, we share our expertise with health professionals to help us build strong and valuable relationships within our business sectors.

Our businesses provide education for physicians via continuous professional development programs to assist with the exchange of ideas. Our businesses have also sponsored conferences to discuss ways to improve health care and to support education in the clinical community.

Partnerships have been established with the Royal Australian College of General Practitioners, General Practice Registrars Australia, Australian General Practice Accreditation Limited and the Australian Medical Association, among others.

Mayne provides scholarships, prizes and overseas travel grants to health industry workers in support of their professional development and to ensure that the latest information benefiting human health is transferred to Australia. For example, two oncology pharmacists were provided travel grants to attend a conference in New Orleans, USA. On return to Australia, they contributed new knowledge to a newsletter distributed to oncology pharmacists nationally.

Mayne provides a major prize awarded to the best scientific paper by a senior Radiology registrar of the Royal Australian New Zealand College of Radiologists. Through this program, the 2004 recipient Jason Wenderoth will be able attend a major accredited conference or overseas fellowship program.

Through our DBL® Development fund, practising hospital pharmacists, technicians and pharmacy students can apply for a grant for research projects, travel to conferences and study assistance. We also fund two scholarships for students undertaking biomolecular chemistry degrees at the University of South Australia.

In addition, Mayne provides financial support to Australian health professionals attending meetings of the Australian and New Zealand Gynaecological Oncology Group and the American Society of Clinical Oncology conference.

Healthy communities

Mayne acknowledges that health promotion campaigns are vital in raising funds for research and in boosting awareness of health-related issues. We actively participate in such campaigns and volunteer our services.

Mayne provides services in kind at the Mothers and Babies Research Institute.We also donate 20 cents from the sale of every bottle of Natural Nutrition™ Folate to the Bonnie Babes Foundation for research into pregnancy loss and for counselling families who are grieving the loss of a baby.

Our people

Mayne’s strategic decision to divest Logistics and Hospitals has resulted in a major change to the size and nature of our workforce. With that process now completing, our team of dedicated and highly skilled people are prepared to drive Mayne’s performance improvement without distraction.

Mayne’s people are fundamental to the Company’s success in Pharmaceuticals, Diagnostic Services and Pharmacy. A diverse workforce, comprising many talented and skilled individuals, forms our team of approximately 15,000 people worldwide, with 13,500 based in Australia* (including Mayne’s remaining hospitals).

Our Company size has reduced from 30,000 employees in 2002/03, due to the sale of Mayne’s Hospitals business to Affinity Health Limited in December. The sale arrangement provided continuity and certainty for Hospitals staff, with all employees securing employment with Affinity. Mayne employs approximately 3,500 people* in the remaining collocated and privatised public hospitals which should transfer to Affinity following the relevant State Government approvals.

Coming together

In the 2003/04 financial year, Mayne assessed a number of offers to purchase its Pharmacy business. The Board concluded that owning and operating the strong Pharmacy business will generate more value to shareholders than divestment. The ongoing commitment and contribution of Pharmacy employees during this uncertain period is commended and Mayne looks forward to building on Pharmacy’s success in the years ahead.

More recently, Mayne has managed the integration of experienced and high-calibre teams, who joined the group through acquisitions. In December 2003, Mayne acquired an Active Pharmaceutical

Ingredient (API) manufacturing business located at Boulder, Colorado in the US. This was later followed by the acquisition of the German injectable pharmaceutical manufacturing business,Wasserburger. The valuable human resources and expertise these individuals bring to Mayne’s American and European operations provide additional support for our global growth ambitions.

Growth and opportunities

Mayne’s Education Assistance program supported a number of employees this year to obtain qualifications relevant to their career and development goals. Mayne reimbursed tuition fees upon successful completion of subjects and supported employee time off to complete various graduate and undergraduate study programs.

During the year, 215 employees from Mayne’s Pharmacy division commenced traineeships at Certificate level in Queensland, New South Wales and South Australia. The traineeships provide these employees with a nationally recognised qualification and training relevant to Mayne’s business needs.

Identifying, building and developing managers are the aims of Mayne Pharma’s Line Management Program which commenced in June 2004 following the 2002 pilot. The program emphasises managing and leading change, coaching for poor performance and guiding conflict resolution. It is expected that the program will be extended to other parts of the Pharmaceuticals business in 2005.

The Mayne Diagnostic businesses offer registrar positions in the pathology and imaging specialities. This is an area where Mayne continues to actively encourage further funding from relevant Government bodies.

Mayne continues to offer opportunities for young professionals in the organisation though the Mayne Group Graduate Program, now in its third year.

In April 2004, graduates from the 2002 inaugural intake commenced their final year. The final year of the program has an on the job training focus, with a less comprehensive development component. Upon completion in March 2005, these graduates will be offered permanent, fulltime roles within the organisation, subject to performance.

A safer workplace

Our priority is to effectively manage and reduce health and safety risks to our people, contractors and the communities in which we operate. As part of this commitment, Mayne’s occupational health and safety (OH&S) team was de-centralised during the year to provide dedicated skills within the diverse workplaces across our businesses.

At Mayne, safety in the workplace is everyone’s responsibility. Providing our people with the training and resources to sustain health and safety practices underpins this philosophy. In the past financial year, a revised and extensive library of OH&S information and procedures was placed on the Company intranet to give employees better access. All employees with direct responsibility for OH&S participated in a coordination seminar and management responsibility training was conducted with executives, senior managers and line managers.

Our programs to effectively manage risks associated with the storage and use of hazardous substances, particularly in Pharmaceuticals and Diagnostic Services, were supported by the implementation of an online Hazardous Substances and Dangerous Goods Information System. The system was updated in June 2004 with additional features that further enhance its functionality.

Mayne strives for continuous improvement

and an independent review of our OH&S Management System was recently commissioned and completed. The results of the review, combined with feedback from an extensive internal consultation process, guided the revision of the system and its staged re-release during the year. The revised system is the cornerstone of current and future strategies to prevent work-caused illness and injury.

*As at 30 June 2004.

Corporate Governance Statement

Role of the Board

The Board is the governing body of Mayne Group Limited and seeks to represent and serve the interests of shareholders by overseeing and appraising the strategies, policies and performance of the Company. The Board’s role includes protecting and optimising Company performance and increasing shareholder value, setting the Company’s values and standards, and ensuring shareholders are kept informed of the Company’s performance and major developments affecting its state of affairs. A written Board Charter and Relationship with Management, which includes details in relation to the responsibilities of the Board and its relationship with management, was adopted by the Board in June 2003, and reviewed and confirmed in June 2004.

Corporate governanceprinciples

The Board has established and reviewed its corporate governance practices in line with the Australian Stock Exchange (“ASX”) Corporate Governance Council’s “Principles of Good Corporate Governance and Best Practice Recommendations” published in March 2003. The Board considers that Mayne’s Corporate Governance Practices referred to in this statement and elsewhere in this report, have followed those Best Practice Recommendations throughout last year. Charters and policies italicised and underlined in this statement (for example Board Charter) are available from the Corporate Governance section of the Company’s website (www.maynegroup.com).

Board composition

The Board has eight Directors – seven Non-Executive Directors including the Chairman and one Executive Director. All current Non-Executive Directors are considered by the Board to be independent, having regard to the guidelines for assessing “independence” set out in the Best Practice Recommendations and the materiality threshold referred to below. Broadly speaking, these guidelines seek to determine whether the Director is generally free of any interest and any business or other relationship which could, or could be perceived to, materially interfere with the Director’s ability to act in the best interests of the Company. Where the Director has an affiliation with a business which provides to or acquires from Mayne goods or services in the ordinary course of business on an arms-length basis and which, during the last three years, accounts for less than 2% of consolidated gross revenue or costs (from the separate perspectives of both the Company and the particular business in question), this should be regarded as immaterial for the purpose of determining independence. Where this threshold is exceeded, the Board will review the materiality of the particular circumstance with respect to the independence of the particular Director. The names, qualifications, skills, experience, expertise, and appointment dates of the current Directors of the company are set out on page 7.

Sir Ross Buckland resigned from the Board on 4 March 2004 and Dr Ian Blackburne was appointed as a Director with effect from 1 September 2004.

The composition of the Board is reviewed by the Nomination Committee to ensure that the Board has the appropriate mix of expertise and experience. Whilst it is the Board’s role to define the desired qualifications and attributes for any new Board candidate, the Board seeks the advice of the Nomination Committee which also puts forward appropriate candidates from time to time, generally with input from independent consultants.

Board meetings and contacts with executives

The Board holds regular scheduled meetings each year, plus meetings at such other times as may be necessary to address any significant matters that may arise, such as major investment decisions. Fourteen Board meetings were held during the year. The Group Managing Director attends committee meetings by invitation and senior executives regularly attend Board and Board committee meetings to make presentations. Directors also undertake visits to operational sites from time to time.

Performance review of Board

In recent years, the Board has conducted an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner. This has involved each Director assessing and commenting on the Board’s performance against its major accountabilities. The Board again undertook this Performance evaluation process during August to October 2003.

In addition to the annual performance review of the Board, the Nomination Committee will assess the requirement to undertake an evaluation of the performance of the Board committees and individual Directors (including the Chairman) against a set of agreed criteria. Feedback will be collected and discussed by the Board, with consideration being given as to whether any steps should be taken to improve performance of the Board or its committees. Feedback in respect of individual Directors will be given to the Chairman who will undertake a review discussion with the individual Director. In the case of the Chairman of the Board, the review will be conducted by the Chairman of the Nomination Committee. Where appropriate to facilitate the review process, assistance may be obtained from third parties.

Board committees

To assist in the execution of its responsibilities, the Board has previously established a number of Board committees including an Audit and Compliance Committee, Nomination Committee, Remuneration Committee, Occupational Health, Safety and Environment Committee, Share Issue Committee and a Standing Committee for Urgent Matters.

Audit and Compliance Committee

The Audit and Compliance Committee Charter sets out the roles and responsibilities of the Committee.

These include:

• providing a link between the external auditors of Mayne and the Board;

• reviewing financial statements for accuracy, to ensure they reflect a true and fair view, and for adherence to accounting standards and policies;

• reviewing accounting policies adopted or any changes made or contemplated;

• reviewing the plans, results and effectiveness of the external and internal audit programs;

• approving the scope of the audit and recommending the external auditors’ fees for Board approval;

• advising the Board on the appropriateness of significant policies and procedures relating to financial processes and disclosures and reviewing the effectiveness of Mayne’s internal control framework; and

• reviewing procedures and policies the Company has in place to ensure compliance with laws and regulations in areas such as trade practices,occupational health and safety, and the environment, in addition to insider trading laws, continuous disclosure requirements and other best practice corporate governance processes.

Further, in accordance with the Charter, the Committee is responsible for making recommendations to the Board on the appointment, reappointment, replacement and remuneration of the external auditor as well as evaluating the auditor’s performance and independence. The Committee will review the appointment of the external auditor annually based on an assessment of the auditor’s performance and independence. The Committee also plays a role in monitoring and approving non-audit services performed by the external auditor. The Board has approved a policy for approval of non-audit services that sets out the procedures for approval of non-audit services and confirms those non-audit services that are prohibited to be performed by the external auditor. The Committee is responsible for implementing this policy. In addition, the Committee is responsible for reviewing the results and effectiveness of the internal audit programs, as well as monitoring its independence from the external auditor.

The Charter provides that the Committee must consist of only Non-Executive Directors, a majority of independent Directors, an independent chair who is not Chairman of the Board and a minimum of three Board members. It also states that all members should be financially literate and at least one member should have financial expertise (i.e. a qualified accountant or other financial professional with experience of financial and accounting matters).

During the year, all members have been independent Non-Executive Directors. The members during the year were Messrs PC Barnett (Chair), PE Mason and PJ Willcox. Details of the members’ qualifications are set out on page 7 of this report. The Committee met seven times during the year with all members being in attendance on each occasion.

The external audit partner usually attends meetings by invitation, as do relevant senior executives of Mayne. The external auditors (KPMG) were appointed in 1990 and their continued appointment has been subject to review. The Lead External Audit Engagement Partner was last rotated in 2002 and, under current policy, is required to rotate at least once every five years.

Remuneration Committee

During the year, this Committee’s responsibilities included the following:

• reviewing and determining the remuneration arrangements for the Group Managing Director and Chief Executive Officer and other senior executives including short-term incentive strategies, performance targets and bonus payments;

• reviewing the remuneration policies and personnel practices and strategies of the Company generally;

MAYNE ANNUAL REVIEW 2004

• reviewing and recommending to the Board major changes/developments to long-term incentive plans and approving allocation of equities within the delegated authority from the Board; and

• reviewing and recommending to the Board the remuneration arrangements for Non-Executive members of the Board.

The Remuneration Committee Charter specifies that the Committee must consist of a minimum of three Non-Executive Directors (the majority being independent Directors) and is to be chaired by an independent Director who is not Chairman of the Board.

The members of the Remuneration Committee during the year were Sir Ross Buckland (Chair until resignation on 4 March 2004), Messrs RMcR Russell (Chair since 4 March 2004), PJ Willcox and PC Barnett, all independent Non-Executive Directors. The Committee met nine times during the year with all members in attendance except Mr Barnett who did not attend one of the meetings.

Nomination Committee

The Nomination Committee’s responsibilities include the following:

• reviewing and making recommendations to the Board in relation to the size and composition of the Board, criteria for Board membership, membership of the Board, and proposing candidates for consideration by the Board;

• assisting the Board as required in relation to performance evaluation of the Board, its committees and individual Directors; and

• reviewing and making recommendations in relation to any corporate governance issues as requested by the Board.

The Nomination Committee Charter specifies that the Committee must consist of a minimum of three members (the majority being independent Directors) and is to be chaired by an independent Director.

The members of the Nomination Committee are Ms SCH Kay (Chair) and Messrs PJ Willcox and RMcR Russell, all independent Non-Executive Directors. The Committee met three times during the year with all members in attendance.

Occupational Health, Safety and Environment (OHSE) Committee

The Occupational, Health, Safety and Environment Committee Charter sets out the Committee’s responsibilities in relation to Occupational, Health, Safety and Environment matters as follows:

• reviewing and reporting to the Board on all significant OHSE policies;

• monitoring and reporting to the Board on the adequacy of management systems;

• receiving reports from management, and monitoring and reporting to the Board on the adequacy of performance and compliance; and

• ensuring adequate internal and external audit coverage for all major risks and reporting to the Board on any issues arising from this coverage, in particular the management of environmental risks and post-divestment liabilities.

The members of the Committee during the year were Mr RMcR Russell (Chair), Sir Ross Buckland (until resignation on 4 March 2004), Professor J Sloan (since 4 March 2004) and Ms SCH Kay, all independent Non-Executive Directors. The Committee met three times during the year with all members in attendance.

Share Issue Committee and Standing Committee for Urgent Matters

All Directors are members of these committees, although it is not expected all will attend each meeting.

The Share Issue Committee has delegated power to issue shares under the Dividend Reinvestment Plan and employee share and option schemes and in other circumstances approved by the Board. Two Directors, including at least one Non- Executive Director, can form a quorum.

The Standing Committee for Urgent Matters deals with matters that require an immediate response and have previously been approved in principle by the Board. Three Directors, including the Group Managing Director and at least two Non-Executive Directors, can form a quorum.

These committees did not meet during the year.

Director remuneration and other terms and conditions of appointment

The Company’s Constitution provides that the Board shall determine the total remuneration paid to Directors for their services as Directors for each financial year and its distribution amongst them, provided that the total amount does not exceed the maximum approved from time to time by shareholders in general meeting.

Total remuneration for all Non-Executive Directors, last voted upon by shareholders at the 2001 Annual General Meeting, is not to exceed $1,000,000 per annum in aggregate.

The total remuneration paid to all of the Non-Executive Directors for their services as Directors during 2003/2004 in aggregate was $883,152. Non-Executive Directors are required to apply part of their Directors’ fees in acquiring shares in the Company. Further details of Director emoluments, and of the Board’s policy and practice with respect to Director remuneration, are set out in the Directors’ Report on page 36.

In May 2003 the Board changed the structure of Board remuneration by closing the Non-Executive Director retirement allowance scheme to all future Directors and to current Non-Executive Directors with less than two years service. Previously, after completing two years of service, each Director was invited to enter into a service agreement which provides a retirement benefit on terms previously approved by shareholders. The three longer serving Non-Executive Directors, being Messrs PE Mason, PC Barnett and Professor J Sloan have pre-existing service agreements with the Company and continue to be entitled to the payment of a retirement allowance in accordance with their agreements (the form of which had previously been approved by shareholders). Under these agreements the Company provides a retiring allowance equivalent to the last three years of the Director’s fees, plus 5% of that amount for each additional year of service beyond three years. Any superannuation benefits from compulsory Company contributions are deducted from this allowance.

In recognition of the closing of the Non-Executive Director retirement allowance scheme, fees for Non-Executive Directors with less than two years service (and therefore not party to a service agreement) were increased effective from their date of appointment.

In August 2003, the Board resolved that the person holding the position of Chairman of the Audit and Compliance Committee should receive an additional fee of $15,000 per annum.

In July 2004, after reviewing market data from remuneration consultants, the Board further resolved to increase Directors’ fees for all Non-Executive Directors by 10%, with this change taking effect from 1 July 2004. This resulted in an increase in Directors’ fees for Non-Executive Directors with existing service agreements from $75,000 per annum to $82,500 per annum, Non-Executive Directors without service agreements from $100,000 per annum to $110,000 per annum, and the Chairman from $300,000 per annum to $330,000 per annum. Further, the Board resolved that the Chairs of the Remuneration, Nomination and Occupational Health Safety and Environment committees, together with the Board’s representative on the Mayne Group Superannuation Fund Trustee Board, should receive an additional $10,000 per annum.

The revised fee structure remains within the overall maximum aggregate cap of $1,000,000 per annum in respect of Directors’ fees that was approved by shareholders at the 2001 Annual General Meeting. It is proposed to seek shareholder approval for an increase of the maximum aggregate remuneration of Non- Executive Directors to $1,500,000 a year.

All Directors, except the Group Managing Director, must retire by rotation at least every three years, although each may stand for re-election. Last year, the Board introduced a policy that going forward, tenure of Board service should be limited to a maximum of nine years except in special circumstances. New directors are being identified to allow this transition to occur.

Mr Mason’s period of service already exceeds nine years however, in view of the significant restructuring which the Company has been undergoing, and Mr Mason’s particular experience, the Board has requested Mr Mason’s continued service as a Director until new Directors have been established on the Board.

Under its Constitution, the Company indemnifies its Directors, to the extent permitted by law, against any liability incurred to a person other than the Company or its related bodies corporate, unless the liability arises out of conduct by the Director involving a lack of good faith. The indemnity also extends to cover costs and expenses incurred by the Director in connection with legal proceedings. The Company has entered into formal deeds confirming an indemnity of this nature in favour of each of its Directors.

The deeds also grant rights of access to and use of Board papers, minutes of meetings and other related documents in connection with proceedings in which the Director may be involved. In general terms, the rights of access and use expire seven years after ceasing to be a Director. Under the deeds, the Company also assumes obligations to arrange Directors’ and officers’ liability insurance on behalf of the Directors, generally until the end of seven years after ceasing to be a Director. These deeds have been entered into under the Company’s Constitution approved by shareholders.

The policy and practice of the Board is that Directors must comply with the requirements of the Corporations Act regarding disclosure of any office, property or other interests held by a Director which could create a potential conflict of interest. This position is also entrenched in the Company’s Constitution. In addition, each Director is required to notify the Company if any circumstances change, or new information comes to their attention, which they believe should be considered by the Board in the context of determining their “independence” as a Director.

In relation to new Non-Executive Director appointments, the individual receives a formal appointment letter from the Chairman setting out key terms and conditions relating to their proposed appointment and attaching the Board and Committee Charters and key Board policies. Confirmation is also sought that the individual will be able to allocate sufficient time to meet the requirements of the role. On becoming a Non-Executive Director they then participate in an induction program that involves meeting key executives and visiting major business sites.

Independent professional advice

The Company has a formal policy that any Director, with the approval of the Chairman, can seek independent professional advice at the Company’s expense. If the Chairman refuses approval, the Director may consult with the full Board or, in the case of an executive Director, with the Non-Executive Directors.

Board review of management performance and remuneration

Executives and managers are subject to an annual individual Performance evaluation process which addresses performance against agreed business objectives and provides for constructive discussion on individual competencies to enhance future performance. At the time of each review, the objectives (including measures) are set for the forthcoming review period.

The performance of key executives is further considered by the Board’s Remuneration Committee, including in the context of reviewing the capability of management to realise the Company’s business strategy.

The performance of the Group Managing Director and Chief Executive Officer is assessed by the Board against objectives related to the Company’s strategy and business plans.

Remuneration policies and details of the remuneration packages of the five officers receiving the highest emoluments during the year are set out in the Directors’ Report.

Ethics

An important goal of the Company is to develop and maintain a strong culture built on the expectation that all Directors and employees will act with integrity and honesty at all times. The Company has individual policies across a range of specific areas including, for example, occupational health and safety, workplace discrimination and harassment and appropriate use of internet and email. Further, a Code of Conduct was adopted in June 2003 in order to set out a clear understanding of desired behaviours.

Share trading policy for Directors and employees

The Company has established policies in relation to trading in its securities by Directors and employees. The policies reflect the insider trading provisions of the Corporations Act and, broadly speaking, seek to limit trading of Company securities by Directors and employees to three one month windows during the year coinciding with the release of the Company’s half year results, annual results and the holding of the Annual General Meeting. The policies are available for employee access on the Mayne intranet. Summaries of these policies are available from the Corporate Governance section on the Company’s website. Directors’ shareholdings are shown on page 35 of this report.

Continuous disclosure policy and processes

The Company has in place a Disclosure Policy which sets out guidelines and processes to be followed, including the establishment of an internal Market Disclosure Committee, in order to ensure the Company’s continuous disclosure obligations are met. In addition, there is a Media Relations Policy that clearly outlines individuals who are authorised to make statements to the media and the process for authorising media releases. The Company also has an established practice of posting media releases and other major announcements, such as half year and full year results, on its website promptly following lodgement of announcements with the ASX. There are also procedures in place relating to the release of pricesensitive information, which require confirmation of market release from the ASX prior to release of that category of information to any other parties. A more detailed summary of Mayne’s policies and procedures regarding continuous disclosure, media relations and communication with shareholders is available from the Corporate Governance section on the Company’s website.

Internal control and management of significant business risk Risk management

The identification and proper management of risk within the Company is an important priority for the Board and management. The Board views risk management as integral to creating and maintaining shareholder value and the successful execution of its strategies, and therefore is committed to the philosophy of effective business risk management as a core managerial capability. The Group Managing Director and Chief Financial Officer also provide assurances to the Board as to the integrity of the Company’s risk management process and financial reports.

The Company’s formal Risk Management Policy confirms the importance of developing organisational wide capabilities in risk management so as to ensure a consistent, efficient and effective assessment of risk in the achievement of corporate goals. The policy includes details of the responsibilities of the Board, various Board committees, management and internal audit.

Financial reporting, investment appraisal, and foreign currency/interest rate exposure

The results of each business are reported against budget and monitored by the Board and management. There are guidelines for capital expenditure, which include specified levels of delegated authority and require Board approval for significant expenditure proposals.

The Company is exposed to changes in interest rates and foreign exchange rates. The Company’s policy is to use derivative financial instruments solely to hedge these risks. It does not enter, hold or issue derivative financial instruments for trading purposes.

Internal audit and compliance

The Company’s internal audit function is positioned to align service delivery to changing business needs. The audit program uses a business risk-based approach that is aligned to group business objectives. Its focus is on controls assurance: maintaining adequate controls over key processes and strategic initiatives being pursued by the business.

A Group Compliance Program is in place to monitor the Company’s compliance with its legal and statutory obligations. The principal objectives of the Compliance Program are to ensure there are systems and processes in place to promote a clear understanding across the group of all relevant obligations, to monitor compliance and, where issues are identified, to monitor that prompt action is taken to achieve compliance.

Communications with shareholders

The Board aims to ensure that shareholders are kept informed of all major developments affecting the Company’s state of affairs. Information is communicated to shareholders through the Financial Report and Annual Review, half year and full year results announcements, disclosures to the ASX, the Company’s internet site (www.maynegroup.com) and the Annual General Meeting. The Company also has a number of systems and processes in place aimed at providing shareholders with important information in a timely manner through electronic communication and also facilitating more effective participation at general meetings.

In particular the Company seeks to:

• provide a comprehensive and up to date website which includes copies of material information lodged with the ASX (including announcements and financial information) as well as other Company information;

• place relevant announcements, briefings and speeches made to the market or media on the website;

• advise the market in advance of open briefings to institutional investors and stockbroking analysts via the ASX and the Company’s website, and lodge all presentation materials with the ASX prior to the presentation commencing. The Company’s policy is also to place such information on the website promptly following completion of the briefing;

• place full text of Notices of Meeting and accompanying Explanatory Notes on the website. The external auditor is also requested to attend the Annual General Meeting and be available to answer shareholder questions concerning the conduct of the audit and the preparation and content of the auditor’s report; and

• encourage shareholders to provide e-mail addresses, and notify shareholders who have provided e-mail addresses when material announcements have been lodged with the ASX.

In addition, the Annual General Meeting also provides an important opportunity for shareholders to express views and respond to Board proposals.

34 MAYNE ANNUAL REVIEW 2004

Directors' Report

The Directors present their report for the year ended 30 June 2004 (referred to as 'the year' or '2003/04') accompanied by the financial report for the year of the Company and the entities it controlled from time to time during the year ('the group').

Directors

The Directors of the Company at any time during or since the end of the year are:

- Mr Peter John Willcox
- Mr Peter Charles Barnett
- Dr Ian David Blackburne
- Sir Ross Buckland
- Mr Stuart Bruce James
- Ms Sarah Carolyn Hailes Kay
- Mr Peter Edward Mason AM
- Mr Rowan McRae Russell
- Professor Judith Sloan

Each of them was a Director during the whole of the year and since the end of it other than Sir Ross Buckland who resigned as a Director on 4 March 2004 and Dr Ian Blackburne who was appointed as a Director with effect from 1 September 2004.

Details of each Director's qualifications, experience and special responsibilities are set out on page 7 of the Annual Review.

Directors' meetings

The number of meetings of the Board of Directors and of each Board committee held during the year and each Director's attendance at those meetings are set out at right.

The Share Issue committee and Standing Committee for Urgent Matters also meet at short notice as needed. All Directors are members of each committee, though it is not expected that all members attend each meeting. There were no Share Issue Committee or Standing Committee meetings held during the year.

Messrs PJ Willcox, SB James and PE Mason met in committee on four occasions during the year, once to make final determinations in relation to the sale of the Hospitals business and three times to consider and make final determinations in relation to the off-market buy-back. Messrs PJ Willcox and SB James also met in committee twice during the year to make final determinations in respect of financial reporting requirements to the Australian Stock Exchange ("ASX") which had been previously considered by the Board.

Details of committee membership and functions are set out in the Corporate Governance Statement on pages 29 to 30 of the Annual Review.

Principal activities

The principal activities of the group during the year consisted of pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy services, health-related consumer products and hospitals.

There was a significant change in the nature of the activities of the group during the year with the divestment of the Hospitals business.

Dividends

The following dividends or distributions have been paid to members during the year or have been recommended or resolved to be paid to members, but not paid, during and since the end of the year:

- In respect of the year ended 30 June 2004:

  Interim 6.0 cents paid on 30 September 2003 (unfranked).

  Interim 4.5 cents paid on 31 March 2004 (unfranked).

  Final 6.5 cents payable on 30 September 2004 (unfranked).

	Scheduled Board Meetings		Committee Meetings							
			Audit and Compliance Committee		Nomination Committee		OHS and Environment Committee		Remuneration Committee	
	Held	Att	Held	Att	Held	Att	Held	Att	Held	Att
PJ Willcox	14	14	7	7	3	3	-	-	9	9
PC Barnett	14	14	7	7	-	-	-	-	9	8
R Buckland	9*	9	-	-	-	-	2*	2	8*	8
SB James	14	14	7	6^	3	2^	3	3^	9	5^
SCH Kay	14	14	-	-	3	3	3	3	-	-
PE Mason	14	14	7	7	-	-	-	-	-	-
RMcR Russell	14	14	-	-	3	3	3	3	1*	1
J Sloan	14	13	-	-	-	-	1*	1	-	-

* This reflects the number of meetings held during the year while a Director or committee member.
^ Mr James attended these meetings by invitation of the committee.

Review and results of operations

Revenue

Continuing business revenues, which excludes the discontinued Hospitals business, increased 10.2% to $3.51 billion. The growth in the underlying business was driven by continuing organic growth across most businesses, combined with the full year impact of the Pathology and Diagnostic Imaging acquisitions undertaken in the prior year, and part period contributions from the Pharmaceutical acquisitions undertaken during 2003/04. This growth was partially offset by a reduction in revenues from Consumer Products as a result of the impact of the Pan Pharmaceuticals recall in April 2003.

Due to the sale of the Hospitals and Logistics businesses, total sales revenue recorded in 2004 declined 21.3% to $4.09 billion.

Earnings before interest and tax (EBIT)

The continuing business generated EBIT of $156.5 million in 2003/04, an increase of 16.8% over the prior year. Pathology, Pharmacy and Consumer Products all reported an improvement in EBIT. The earnings growth was a result of operational improvements in the businesses, and the Pathology earnings benefited from full year contributions from acquisitions undertaken in 2002/03. This growth in earnings was partially offset by lower earnings from the Pharmaceuticals business due to the weak product pipeline and low number of new product launches during 2003/04. Diagnostic Imaging recorded a flat EBIT result in 2003/04.

Net profit after tax

The Company recorded a net profit after tax and significant items of $94.3 million, compared to a loss of $456.2 million in 2002/03. The improvement reflects the stronger operating results across most of the businesses, a significant decrease in significant items offsetting against profit, and a lower interest expense.

Significant change in the state of affairs

On 4 March 2004, the Company ceased its on-market buy-back program which had commenced in November 2002. A total of 81,757,554 shares were bought back under the on-market buy-back program. The Company appointed UBS and Goldman Sachs JB Were to act on the Company’s behalf in respect of this buy-back program.

In October 2003, the Company announced the sale of its entire Hospitals business in Australia and Indonesia to a consortium comprising Ironbridge Capital Pty Ltd, CVC Asia Pacific Limited, GIC Special Investments Pte Ltd and Mayne’s Hospitals management for a total sale price of $813 million. The sale of 41 of 53 hospitals completed in December 2003 with the transfer of the three Indonesian hospitals completing in March 2004. The transfers of four of the nine collocated hospitals have also completed.

In March 2004, the Company received approval from its shareholders to conduct on and off-market share buy-backs up to a value of $500 million. On 22 March 2004, a total of 101.3 million shares were bought back under an off-market buy-back tender at $3.55 per share totalling $359.7 million. This represented 13.1% of the Company’s issued share capital at the beginning of 2003/04. The on-market buy-back program commenced in April 2004 and as at 31 August 2004, the Company has bought back 1,475,267 shares. The Company appointed UBS to act on the Company’s behalf in respect of both buy-backs.

Other than as referred to in pages 6 to 10 of the Annual Review and elsewhere in this report, there were no significant changes in the group’s state of affairs during the year.

Events after the end of the year

Other than the events referred to in pages 6 to 10 and 65, there has not arisen in the interval between the end of the year and the date of this report any matter or circumstance that in the opinion of the Directors of the Company, has significantly affected, or may significantly affect the operations of the group, the results of those operations or the state of affairs of the group, in future financial years.

Future developments

Likely developments in the operations of the group in future years and the expected results of those operations are referred to elsewhere in the Annual Review. The Directors believe on reasonable grounds that to include further information on those matters would be likely to result in unreasonable prejudice to the group. Accordingly, no further information relating to likely developments and results is included in this report.

Relevant interests of Directors in shares

The relevant interests of each Director in shares of the Company as at the date of this report are:

FULLY PAID ORDINARY SHARES DIRECTOR HELD BENEFICIALLY PJ Willcox 33,317 PC Barnett 16,436 ID Blackburne 10,000 SB James 1,498,634 SCH Kay 12,847 PE Mason 120,345 RMcR Russell 41,365 J Sloan 22,813 Note: no shares are held non-beneficially

Emoluments of Directors and senior executives

The Company’s broad policy for determining emoluments of Board members and senior executives is as follows:

Non-Executive Directors

The Company’s Constitution provides that the Board shall determine the total remuneration paid to Directors for their services as Directors in respect of each year and its distribution amongst them, provided that such total amount shall not exceed the maximum aggregate amount approved from time to time by shareholders in a general meeting. The present aggregate amount, which was approved by shareholders at the 2001 Annual General Meeting (‘AGM’), is $1,000,000 a year. It is proposed to seek shareholder approval for an increase of the maximum aggregate remuneration of Non-Executive Directors to $1,500,000 a year.

The Board periodically obtains external independent advice as to the appropriate remuneration levels to remain competitive with the market. In particular, the Board seeks to position the emoluments of Non-Executive Directors at the 3rd quartile for companies of comparable size and complexity to the Company.

In May 2003, the Board resolved to discontinue the practice of entering into agreements to pay retirement allowances to Non-Executive Directors. Current Non-Executive Directors who had served on the Board for less than two years as at May 2003, and any new appointees, will not be entitled to a retirement allowance upon ceasing to hold office. Those Directors, however, now receive higher annual Directors’ fees with the initial increase paid with effect from the commencement of their appointment as a Director. The initial increase was commensurate with the value of the benefits forgone based on independent actuarial advice.

Current Non-Executive Directors who had served on the Board for more than two years had previously entered into service agreements with the Company which provide a retirement allowance calculated in accordance with the formula described in the agreement previously approved by shareholders. The obligations owed to those Directors under the existing service agreements will be honoured by the Company, and accordingly their annual Directors’ fees are lower than those Directors without service agreements.

In August 2003, the Board resolved that the person holding the position of Chair of the Audit and Compliance Committee should receive an additional fee of $15,000 per annum.

In July 2004, the Board further resolved to increase directors’ fees for all Non-Executive Directors by 10 per cent, with this change taking effect from 1 July 2004. This resulted in an increase in Directors’ fees for Non-Executive Directors with existing service agreements from $75,000 per annum to $82,500 per annum, Non-Executive Directors without service agreements from $100,000 per annum to $110,000 per annum, and the Chairman from $300,000 per annum to $330,000 per annum. Further, the Board resolved that the Chair of the Remuneration, Nomination and Occupational Health Safety and Environment committees, together with the Board’s representative on the Mayne Group Superannuation Fund Trustee Board, should receive an additional $10,000 per annum. Non-Executive Directors do not receive additional remuneration as a member of a Board committee. This increase in fees falls within the maximum aggregate remuneration approved by shareholders.

The Board also believes it is important for Non-Executive Directors to have share ownership in the Company to better align their interests with those of shareholders. To achieve this, the establishment of a Non-Executive Directors’ Share Plan (‘the Plan’) was approved by shareholders at the AGM held in November 2000. Those Directors who are not entitled to a retirement allowance must apply a minimum of 20% of their Directors’ fees in acquiring shares in the Company under the Plan. Directors who are entitled to receive a retirement allowance are required to apply a minimum of 10% of their fees in acquiring shares under the Plan. The Plan also allows Non-Executive Directors to take a higher proportion of their fees in the form of shares should they elect to do so.

A Non-Executive Director who acquires shares under the Plan generally must not transfer those shares before the earlier of the end of ten years from the date acquired or the date on which the Non-Executive Director ceases to be a Director of the Company.

At the 2000 AGM shareholder approval was obtained to purchase shares on the ASX or issue shares under the Non-Executive Directors Share Plan for three years from the Plan’s commencement. The approval to issue shares under the Plan expired on 31 December 2003 and the Board has determined not to seek further approval from shareholders to allow for new issues in the future. No further shareholder approval is required for the purchase of shares on-market under the Plan.

During the year, a total of 72,303 ordinary shares were purchased on the market in accordance with the Plan. No shares were issued under the Plan during the year.

MAYNE ANNUAL REVIEW 2004 37

Total fees paid to Non-Executive Directors (cash plus shares) are inclusive of fees in connection with attendance at Board and Board committee meetings.

Details of the amount of each element of the emoluments of each Non-Executive Director for the year are:

NON-EXECUTIVE DIRECTOR	DIRECTOR FEES CASH $	DIRECTOR FEES SHARES $	OTHER BENEFITS (a) $	TOTAL REMUNERATION $
PJ Willcox	240,000	60,000	27,938	327,938
PC Barnett*#	78,750	8,750	7,969	95,469
R Buckland	54,493	13,516	6,224	74,233
SCH Kay	80,000	20,000	9,187	109,187
PE Mason*	-	75,000	9,007	84,007
RMcR Russell	50,000	50,000	10,474	110,474
J Sloan*	60,000	15,000	6,844	81,844

(a) The Non-Executive Directors' other benefits include FBT and company contributions to superannuation.

* These Directors have a signed Service Agreement with the Company and are entitled to receive a retirement allowance

\# Mr Barnett is Chair of the Audit & Compliance Committee and was entitled to an additional $15,000 fee per annum effective 1 September 2003.

Group Managing Director and Chief Executive Officer

The Group Managing Director and Chief Executive Officer, Mr SB James, is the only Executive Director of Mayne Group Limited.

On 29 August 2002, the Company entered into an agreement with Mr James covering his appointment as Group Managing Director and CEO for a period of five years. If Mr James' employment is terminated by the Company, other than for specified cause, the Company must pay Mr James a lump sum separation amount equivalent to fixed annual remuneration for the unexpired portion of the agreement or two years, whichever is the lesser.

The total remuneration for Mr James currently comprises four components: -

- Fixed annual remuneration ("FAR");
- Performance based incentive remuneration through participation in the Senior Executive Short Term Incentive Plan ("SESTIP");
- Performance Share Plan; and
- Share purchase loan.

Fixed annual remuneration

The FAR comprises salary, and benefits (e.g. novated vehicle lease) including applicable FBT, and is subject to annual review by the Board.

Senior Executive Short Term Incentive Plan ("SESTIP")

The SESTIP was established in 2003 to ensure that the services of key executives were secured during the crucial period of repositioning of the group and that an appropriate (and significant) portion of total remuneration is at risk.

Such an approach to executive remuneration is consistent with practice in the international pharmaceuticals market. It is the considered view of the Board that pharmaceutical industry competitive arrangements must continue to ensure that executive capability is consistent with the future demands of the business.

The SESTIP for Mr James provides for a maximum incentive entitlement of 150% of FAR.

At the 2003 AGM, shareholder approval was obtained for the acquisition of Mayne shares associated with Mr James' participation in the SESTIP.

As stated in the explanatory notes to shareholders for the 2003 AGM, consistent with the Company's focus on the repositioning and redevelopment of business activities, the performance targets for 2003/04 were related to the achievement of budget goals and the achievement of specific milestones in the implementation of the group strategy.

Whilst the amount awarded under the SESTIP for the year is based on the performance for the year, the incentive has a long-term characteristic in that the executive is required to take a minimum of 40% of the amount awarded each year as deferred Mayne shares.

Executives may elect to take a higher proportion up to and including 100% of the amount as shares rather than cash, and for the 2003/04 award Mr James has elected to take 100% of the amount as shares.

The number of shares issued under the SESTIP is determined by dividing the amount awarded as the annual incentive by the average underlying share price over a period of trading days determined by the Board. For the year the trading period was for the five days following the announcement of the 2002/03 annual results. For subsequent years the share price for the purpose of determining the number of shares issued under the SESTIP will be the opening price on the 1st day of the SESTIP year (i.e. 1 July).

The shares are held "at risk" for three years from the date of the grant and only vest, in general, where the executive remains employed by the group. Shares, once vested, must be held by the executive for a period of ten years from grant or 12 months after ceasing employment with the group, whichever is the earlier. In this way the executive benefit is aligned to the longer term performance of the shares.

Performance Share Plan

Mr James is a participant in the Performance Share Plan which was approved by shareholders at the 2002 AGM. Under this plan, 420,000 Share Acquisition Rights (“SARs”) were granted in three equal tranches (November 2002, August 2003 and August 2004), each over 140,000 performance shares.

The performance hurdles relate to cash earnings per share (cash EPS) growth over a three-year vesting period for each tranche, coinciding with the end of the 2005, 2006 and 2007 financial years respectively. Mr James will be entitled to vest 50% of the SARs in each tranche where a target level of 10% per annum average annual cash EPS growth is achieved over the relevant three year period. This will increase pro rata for performance above the target EPS growth figure, resulting in 100% of the SARs vesting for achieving 15% per annum average annual cash EPS growth over each three year period.

During the first two years of the application of the plan (2001/02 and 2002/03) the performance hurdle rate was not met. Notwithstanding the level of performance for the year, the average result for the three years will not be sufficient for the first tranche to qualify for vesting, reflecting the Board philosophy that incentive reward must relate to superior performance.

Share purchase loan

On 23 June 2000, as approved by shareholders at the 2000 AGM, Mr James was provided with a loan of $2,197,500 to purchase 750,000 Mayne shares at market price. All dividends payable on these shares after tax, are applied to loan repayment. The loan balance at 30 June 2004 was $2,017,896. The loan is interest free and the statutory FBT interest rate is used to calculate the remuneration equivalent of the loan benefit.

EXECUTIVE DIRECTOR

SALARY (a) $

BONUS 2002/03$

BONUS 2003/04 (b) $

INTEREST FREE LOAN BENEFIT (c) $

SHARE ACQUISITION RIGHTS (d) $

FBT BENEFITS $

TOTAL REMUNERATION $

SB James

1,600,000

750,000

2,185,000

133,500

93,723

57,569

4,819,792

(a) Mr James did not receive any fees for his services as a Director.

(b) Mr James’ award for the year was approved by the Board in July 2004 and, consistent with best practice reporting guidelines, the amounts awarded for 2003/04 are disclosed in addition to the bonus payment made for 2002/03. In future reports, it is intended that details of remuneration paid or payable for the financial year being reported will be disclosed.

The amount disclosed for 2003/04 SESTIP is the total award which includes both the deferred share and cash/elective share components. The deferred shares are held “at risk” for three years from the date of grant and only vest, in general,

where the executive remains employed by the group.

(c) The interest free loan benefit was calculated using an interest rate of 6.55% per annum.

(d) In accordance with guidelines published by the Australian Securities and Investments Commission (ASIC),

remuneration includes a proportion of the notional value of the 140,000 SARs granted to Mr James in each of 2002 and 2003. The notional value of the November 2002 grant, using the Black Scholes methodology at $1.36 per SAR,

is $190,400 and the notional value of the August 2003 grant, using the Black Scholes methodology at $1.39 per SAR,

is $194,600. The amount disclosed represents the pro rata notional value for the year, calculated on the basis that the

SARs will vest at the end of three years. As stated above, it is not likely that the first tranche of SARs will vest based on the performance against the relevant Cash EPS hurdle. The value determined by this methodology is not related to nor indicative of any benefit that the executive may ultimately realise should the SARs vest.

The loan is repayable in full within one month of the expiry of Mr James’ service agreement with the Company.

Details of the nature and amount of each element of emolument of Mr James are shown in the table above.

Senior executives

The total remuneration for senior executives is made up of fixed annual remuneration (“FAR”) and performance based incentive remuneration through the Senior Executive Short Term Incentive Plan (“SESTIP”).

The FAR comprises salary, company superannuation contributions and other benefits (for example, novated vehicle lease) including applicable FBT, and is subject to annual review by the Remuneration Committee.

The SESTIP is the same Plan as detailed above for the Group Managing Director and Chief Executive Officer, except that the maximum incentive entitlement for currently participating senior executives is 100% of FAR. Similarly, as the Company focuses on repositioning and redevelopment of business activities the performance hurdles are related to the achievement of budget goals and milestones in the implementation of the group strategy, with the performance targets set for each executive also including business milestones appropriate to their area of responsibility.

Prior to 2002, executives were entitled to participate in the Mayne Executive Share Option Scheme (‘the Scheme’). The Scheme was based on the allocation of options at an exercise price equal to the underlying share price at the date of allocation. There were no performance hurdles attached to the options, with exercise being subject only to time restrictions. The absence of performance hurdles was the underlying reason for the Board decision to cease the future allocation of options under the Scheme. The specified executives in this disclosure all hold options from past allocations under the Scheme.

The following table sets out an analysis of the nature and amount of emolument of the five highest remunerated executives for the year ended 30 June 2004.

MAYNE ANNUAL REVIEW 2004 39

EXECUTIVE	BASE SALARY $	PERFORMANCE BASED BONUS 2002/03 (a) $	PERFORMANCE BASED BONUS 2003/04 (b) $	OTHER BENEFITS (c) $	VALUE OF OPTIONS (d) $	TOTAL REMUNERATION
PL Jenkins	488,016	120,000	560,000	219,988	129,190	1,517,194
AM Reid	560,000	100,000	420,000	43,111	144,768	1,267,879
N Rodaway	314,650	62,000	728,700	56,456	235	1,162,041
DB Cranwell	402,480	67,500	538,200	98,914	10,942	1,118,036
JW Pearce	349,745	74,000	377,500	84,450	39,333	925,028

(a) Comprises bonus payments in accordance with the short-term incentive ("STI") provisions of their employment contracts for the year ended 30 June 2003, based on performance in that year.

(b) Comprises bonus payments in accordance with the SESTIP for the year ended 30 June 2004, based on performance in that year and noted by the Board in July 2004 except for Mr Cranwell who was paid in accordance with the STI provisions of his employment contract for the year ended 30 June 2004. Consistent with best practice reporting guidelines, the amounts awarded for 2003/04 are disclosed in addition to the bonus payment made for 2002/03. In future reports, it is intended that details of remuneration paid or payable for the financial year being reported will be disclosed. The amount disclosed for 2003/04 SESTIP is the total award which includes both the deferred share and cash/elective share components. The deferred shares are held "at risk" for three years from the date of grant and only vest, in general, where the executive remains employed by the group.

(c) Comprises other remuneration benefits such as company contributions to superannuation and the package value of motor vehicle benefits inclusive of FBT.

(d) In accordance with guidelines published by ASIC, remuneration includes a proportion of the notional value of options granted to executives in prior years. The notional value of the options is to be progressively recognised as remuneration over the relevant option's vesting period. The remuneration value of options held is the value of each series of options issued, using the Black Scholes methodology, divided by the number of financial years until each series of options vests. The value included as remuneration is not related to nor indicative of any benefit that the executive may ultimately realise should the options be exercisable. The final expiry date for options allocated in 2001 will be in 2005, and it would be necessary for the Mayne share price to exceed the exercise price by the final expiry date for the executives to derive any benefit from those options.

Options

Details of unissued ordinary shares of the Company under option as at the date of this report are:

NUMBER OF ORDINARY SHARES UNDER OPTION	EXPIRY DATE OF OPTIONS	EXERCISE PRICE OF OPTIONS ($)	FAIR VALUE AT ISSUE DATE CALCULATED BY BLACK SCHOLES METHODOLOGY ($)
212,000	5 February 2005	3.366	0.82
250,000	19 May 2005	3.76	1.16
100,000	31 May 2005	3.71	1.15
200,000	13 June 2005	3.78	1.18
80,000	15 August 2005	4.48	1.39
50,000	14 November 2005	5.30	1.58
90,000	22 February 2006	6.23	1.88
100,000	30 April 2006	6.45	2.04
200,000	20 September 2006	7.01	2.12
100,000	30 September 2006	7.229	2.25
200,000	31 October 2006	6.88	2.17
40,000	31 January 2007	5.16	1.57
50,000	9 February 2007	5.07	1.54
50,000	14 February 2007	5.09	1.54
100,000	27 February 2007	3.97	1.12
150,000	12 March 2007	3.86	1.06
240,000	29 March 2007	3.98	1.11
100,000	25 April 2007	4.07	1.18
74,000	30 April 2007	4.18	1.19
60,000	30 July 2007	3.51	0.93

The options have been issued under the Company's Executive Share Option Scheme which was originally approved by shareholders in 1988. A total of 2,446,000 ordinary shares are under option to 45 option holders.

None of the options entitle the holder to participate in a share issue of the Company or another body corporate.

In addition, the Company has, during or since the end of the year, issued fully paid ordinary shares as result of the exercise of options over unissued shares as follows:

NUMBER OF FULLY PAID ORDINARY SHARES	AMOUNT PAID
293,000	$986,238

Indemnities and insurance

During or since the end of the year, the Company has:

- entered into a deed of indemnity in favour of Dr ID Blackburne (who became a Director on 1 September 2004) in accordance with the terms of rules 69(a) and (b) of the Company's constitution which provide an indemnity against liabilities incurred while acting as an officer of the Company to persons (excluding the Company or its related bodies corporate) to the extent permitted by law;
- paid a premium in respect of a contract insuring Directors and executive officers of the group against liability that is permitted to be covered by section 199B of the Corporations Act 2001. The class of executive officer covered by the insurance policy includes officers involved in the management of the group. It is a condition of the insurance contract that its limits of indemnity, the nature of the liability indemnified and the amount of the premium, not be disclosed.

No indemnity has been granted to an auditor of the Company in their capacity as auditor of the Company.

MAYNE ANNUAL REVIEW 2004

Environmental regulations

The operations of the group in Australia are subject to various environmental regulations under both Commonwealth and State legislation and must also meet the requirements of certain foreign regulatory bodies.

Based upon enquiries within the group, the Directors are not aware of any material breaches of any particular and significant environmental regulation affecting the group’s operations.

In making this report, the Directors note that the group’s operations during the year commonly involved the use and development of land, the transport of goods, the disposal of waste, the use of various substances and processes in the manufacturing of pharmaceutical and consumer healthcare products and the storage of pharmaceutical products and substances involved in the various manufacturing processes. These activities, particularly the manufacturing activities and pharmaceutical business, may require a licence, consent or approval from Commonwealth or State or foreign regulatory bodies. The healthcare businesses are licensed in several states for the storage, handling or transport of flammable liquids and dangerous goods. Where the group’s activities potentially involve contaminated waste (e.g. medical waste), this waste is generally transported and disposed of by organisations outside of the group, which are appropriately licensed. The consumer product manufacturing facility also holds licences for chemical manufacturing, the storage of flammable liquids and waste water treatment.

The Pharmaceuticals business is also required to observe various requirements prescribed by authorities in the many countries where its products are registered and sold, including the Food and Drug Administration (United States of America) and the Therapeutic Goods Administration (Australia). This includes conducting its pharmaceutical manufacturing operations in Australia in accordance with the Code of Good Manufacturing Practice. Often these requirements are necessarily stringent and in complying with these requirements, the Company is also addressing potential environmental issues. Considering the highly regulated nature of the Pharmaceuticals business, it does not generate substantial environment risk.

The Directors believe the environmental performance of the group is sound and that the environmental impacts associated with these operations are minimised.

Proceedings on behalf of the Company

No proceedings have been brought on behalf of the Company and no application has been made for leave to bring, or to intervene in, proceedings in respect of the Company under section 237 of the Corporations Act 2001.

Rounding

The Company is of the kind referred to in

the ASIC Class Order 98 / 100. As a result, amounts in this report and accompanying financial report have, except where otherwise required, been rounded to the nearest thousand dollars or, where the amount is $500 or less, zero in accordance with that Class Order.

This Directors’ Report is made on 10 September 2004 in accordance with a resolution of the Directors.

PJ Willcox

Director

SB James

Director

MAYNE ANNUAL REVIEW 2004

Concise Financial Report

30 June 2004

Contents

42 Discussion and Analysis of the Consolidated Statement of Financial Performance

43 Consolidated Statement of Financial Performance

44 Discussion and Analysis of the Consolidated Statement of Financial Position

45 Consolidated Statement of Financial Position

46 Discussion and Analysis of the Consolidated Statement of Cash Flows

47 Consolidated Statement of Cash Flows

48 Notes to the Concise Financial Statements

66 Directors’ Declaration

67 Independent Audit Report on Concise Financial Report

68 Comparative Summary—Consolidated Financial Information

This Concise Financial Report has been derived from the full Financial Report for the year ended 30 June 2004. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of Mayne Group Limited and its controlled entities as does the full Financial Report.

MAYNE ANNUAL REVIEW 2004

Discussion and Analysis of the Consolidated Statement

of Financial Performance

Total revenue decreased by $797.3 million largely due to the inclusion of sales revenue and sales proceeds for the Logistics businesses that were sold in the prior corresponding period,

and the inclusion of only five months of sales revenue for the

Hospitals business that was sold in early December 2003.

The lower Hospitals sales revenue was offset by the proceeds of sale of the Hospitals business in the current period.

Reported total sales revenue decreased by 21.3% to $4.1

billion. However, sales revenue from the continuing

businesses rose 10.2% over the prior year. This increase is in part due to a full year contribution from acquisitions of

Queensland Medical Laboratories (QML)® (Pathology), Queensland

Diagnostic Imaging (QDI) and the assets of Pacific Healthcare

(both Imaging) made in the prior year. In a year with no significant new product launches the increase in sales in the Pharma

business was supported by the acquisitions made during the year:

the paclitaxel assets in North America; the injectable multivitamin suite of products from aaiPharma; the collaboration with Ivax

Corporation on paclitaxel in Europe; and, a manufacturing site in

Germany. The Pharmacy business generated organic growth of

6.4% during the reporting period. The decrease in sales revenue from the Consumer Products was due to the impact of the Pan

Pharmaceuticals recall in May 2003 that had flow on effects in the first half of the 2004 financial year. Discontinued sales revenue in the 2004 year was $575.6 million, primarily from the Hospitals business sold in early December 2003.

Excluding the impact of significant items earnings before

interest and tax (EBIT) for the continuing businesses

has increased by 16.8% to $156.5 million. This reflects a

combination of the acquisition activity noted above and improved results from Pathology, Pharmacy and Consumer Products.

Pharmaceutical’s result declined 6.1%, as expected, reflecting the weaker new product pipeline in fiscal 2004. The reported EBIT before significant items increased by $17.2 million to $193.7 million reflecting the improved performance by the continuing businesses but offset in part by only a five month contribution from the divested Hospitals business.

o Significant items generated an after tax loss of

$7.8 million. This compares to a significant items after tax loss of $512.9 in the corresponding 2003 period. The significant items are as follows:

A $0.5 million profit relating to the sale of the

Hospitals business.

A $6.5 million write down in the carrying value of

deferred tax assets as a consequence of entering the

Australian tax consolidations regime.

A $6.7 million write off of costs primarily related

to reviewing offers for the sale of the Pharmacy

business.

A $4.9 million tax benefit associated with the

Logistics divestments.

The net interest expense has decreased from

$33.1 million in the prior year to $14.7 million. This reflects lower net debt levels for much of the year due to the proceeds received from divestments during the reporting period. Following the divestments of the Hospitals business and recent

Pharmaceuticals acquisitions, Mayne has a higher proportion

of overseas debt which currently attracts a lower interest rate.

o Income tax expense excluding tax on significant items was

$73.2 million.

Profit attributable to outside equity interests is in line

with the prior year at $3.7 million. The outside equity interest for the current year largely reflects the minority interests share of Diagnostic Imaging joint ventures.

MAYNE ANNUAL REVIEW 2004 43

Consolidated Statement of Financial Performance

for the financial year ended 30 June 2004

	Note	2004 $'000	2003 $'000
Revenues from ordinary activities	4	**5,042,766**	5,840,095
Employee expense		**(953,594)**	(1,507,093)
Subcontractor expense		**(15,717)**	(254,266)
Purchases of materials and trading stocks		**(2,237,203)**	(2,207,366)
Change in inventories		**(78,463)**	26,777
Consumables expense		**(190,498)**	(332,284)
Depreciation and amortisation		**(156,345)**	(213,522)
Marketing costs		**(38,085)**	(103,648)
Fleet operation and distribution costs		**(17,151)**	(85,589)
Occupancy costs		**(129,769)**	(123,645)
Borrowing costs		**(32,223)**	(45,134)
Other expenses from ordinary activities		**(150,786)**	(559,159)
Cost of investment in Logistics, Consumer Products and Hospitals businesses divested	6	**(870,687)**	(477,240)
Write down of non-current assets to their estimated recoverable amounts	6	**-**	(350,000)
Share of net profits/(losses) of associates accounted for using the equity method		**128**	510
Profit/(loss) from ordinary activities before income tax expense		**172,373**	(391,564)
Income tax expense	8	**(74,408)**	(61,025)
Net profit/(loss)		**97,965**	(452,589)
Net profit/(loss) attributable to outside equity interests		**(3,691)**	(3,574)
Net profit/(loss) attributable to members of Mayne Group Limited		**94,274**	(456,163)
Non-owner transaction changes in equity:			
Net increase/(decrease) in asset revaluation reserve: Divestments		**(3,376)**	-
Net increase/(decrease) in capital profits reserve: Divestments		**(1,113)**	-
Net increase/(decrease) in general reserve: Divestments		**(26)**	-
Net (decrease) in retained profits on the initial adoption of revised AASB 1028 "Employee Benefits"		**-**	(1,736)
Net exchange difference on translation of financial statements of self-sustaining foreign operations		**(2)**	(30,739)
Total revenues, expenses and valuation adjustments attributable to members of Mayne Group Limited and recognised directly in equity		**(4,517)**	(32,475)
Total changes in equity from non-owner related transactions attributable to members of the parent entity	13	**89,757**	(488,638)
Basic earnings per share		**13.0c**	(57.0)c
Diluted earnings per share		**13.0c**	(57.0)c
Dividends per share		**17.0c**	4.0c

The statement of financial performance is to be read in conjunction with the notes to these financial statements.

MAYNE ANNUAL REVIEW 2004 44

Discussion and Analysis of the Consolidated Statement of Financial Position

o Cash and deposits. A comprehensive understanding of the

movements in the cash balances can be obtained from review

of the accompanying Consolidated Statement of Cash Flows.

o The reduction in current receivables of $175.0 million

relates largely to trade receivables and reflects the divestment of the Hospitals business during the period.

o Inventory has increased by $65.5 million in the period as

a result of the Pharmaceutical acquisitions during the year and increased inventory balances in Pharmacy. Trade creditors

increased a corresponding amount for Pharmacy to negate the

impact on working capital.

o The reduction in Assets held for resale of $35.3 million

represents Hospital assets that were announced for sale but

not sold as at 30 June 2003.

o Plant, property and equipment has decreased by

$618.7 million primarily due to the sale of the Hospitals

business in December 2003. This has been partially offset

by capital expenditure of $131.7 million.

o The increase in intangible assets of $285.0 million is

primarily due to the goodwill and operating rights acquired in the

Pharmaceutical acquisitions during the reporting period. This has been partially offset by goodwill amortisation brought to account in the profit and loss.

o Deferred tax assets have reduced by $75.6 million due in

part to the sale of the Hospitals business and the write down of tax assets due to entering the consolidation regime and the utilisation of prior year revenue losses.

o The reduction in payables of $85.4 million largely reflects the divestment of the Hospitals business during the period

but partially offset through an increase in Pharmacy payables as discussed above.

o Total interest bearing liabilities (both current and

non-current) have increased by $129.6 million due

primarily to new borrowings by the Pharmaceutical business

to fund overseas acquisitions and working capital requirements during the year. This increase has been partially offset by the repayments of some short-term borrowings in Australia.

o Provisions (both current and non-current) have

reduced by $100.0 million primarily due to the sale of

the Hospitals business.

o Contributed equity decreased by $476.3 million due

primarily to shares acquired by the Company during the year

as part of the on and off-market share buy-back programs being undertaken during the year.

MAYNE ANNUAL REVIEW 2004 45

Consolidated Statement of Financial Position as at 30 June 2004

Note

2004

$’ 000

2003

$’ 000

Current Assets Cash and deposits 304,264 255,192 Receivables 674,885 849,854 Inventories 447,033 381,576 Prepayments 31,812 32,254 Assets held for resale —   35,311 Total Current Assets 1,457,994 1,554,187 Non-Current Assets Deposits 657 675 Receivables 5,251 12,549 Investments accounted for using the equity method 1,388 8,506 Other financial assets 6,026 17,405 Property, plant and equipment 455,348 1,074,061 Intangibles 2,049,847 1,764,814 Deferred tax assets 122,662 198,300 Other 23,213 28,058 Total Non-Current Assets 2,664,392 3,104,368 Total Assets 15 4,122,386 4,658,555 Current Liabilities Payables 528,346 613,757 Interest-bearing liabilities 6,847 69,619 Current tax liabilities 18,702 34,886 Provisions 234,495 321,643 Total Current Liabilities 788,390 1,039,905 Non-Current Liabilities Payables 6,174 6,176 Interest-bearing liabilities 752,477 560,140 Deferred tax liabilities 44,315 41,333 Provisions 10,358 23,209 Total Non-Current Liabilities 813,324 630,858 Total Liabilities 1,601,714 15 1,670,763 Net Assets 2,520,672 2,987,792 Equity Mayne Group Limited Interest Contributed equity 12 2,816,239 3,292,514 Reserves (27,092) (30,377) Retained profits 9 (271,544) (278,665) Total Mayne Group Limited Equity Interest 2,517,603 2,983,472 Outside Equity Interests 3,069 4,320 Total Equity 13 2,520,672 2,987,792

The statement of financial positions is to be read in conjuction with the notes to these financial statements.

46 MAYNE ANNUAL REVIEW 2004

Discussion and Analysis of the Consolidated Statement of Cash Flows

Net operating cash flow for the financial year was $272.7 million. This represents an increase of 46.6% on the prior period. Lower net interest payments reflect the lower levels of net debt. The net tax refund reflects the use of carry-forward tax losses in the Australian businesses.

The most significant sources of cash generation other than from operating activities during the financial year were:

• Net proceeds from the sale of the Hospitals business of $828.5 million;

• Proceeds from the sale of property, plant and equipment of $2.8 million; and

• Net proceeds from borrowings of $149.1 million.

These funds were primarily utilised as follows:

• Payments made under the share buy-back program of $493.8 million.

• Payments for the acquisitions of entities and business operations of $359.5 million

• Payments for the acquisition of operating rights and licences of $56.6 million; and

• Payments for property, plant and equipment of $131.7 million.

Overall, the net cash position of the group Increased by $51.9 million, excluding an adjustment for foreign exchange rate changes of $2.9 million.

MAYNE ANNUAL REVIEW 2004 47

Consolidated Statement of Cash Flows for the financial year ended 30 June 2004

2004

$’ 000

2003

$’ 000

Cash Flows from Operating Activities Cash receipts from customers 4,416,530 5,513,332 Cash payments to suppliers and employees (4,135,681) (5,266,079) Dividends received 92 555 Interest received 17,734 14,556 Borrowing costs paid (30,024) (43,320) Income taxes (paid)/refunded 4,039 (33,047) Net operating cash flows 272,690 185,997 Cash Flows from Investing Activities Proceeds on disposal of entities 828,500 438,201 Payments made on divestment activities (56,830) —   Payments for acquisition of entities/business operations (359,487) (410,268) Proceeds from sale of property, plant and equipment 2,810 9,202 Payments for property, plant and equipment (131,737) (163,366) Proceeds from sale of investments 5,753 —   Payments for investments —   (15,106) Proceeds from loans repaid —   209 Payments for product development (9,735) —   Payments for operating rights and licences (56,625) —   Payments for amounts capitalised into goodwill (7,958) (23,318) Net investing cash flows 214,691 (164,446) Cash Flows from Financing Activities Proceeds from issue of shares 471 20 Proceeds from borrowings 797,590 610,000 Repayments of borrowings (648,535) (550,000) Finance lease principal (3,643) (9,020) Dividends paid (54,566) (71,296) Payments made on share buy back (493,835) (131,959) Realised foreign exchange gains/(losses) (32,947) (27,077) Net financing cash flows (435,465) (179,332) Net increase/(decrease) in cash held 51,916 (157,781) Cash at the beginning of the financial year 255,192 425,411 Effect of exchange rate changes on cash held (2,863) (12,438) Cash at the end of the financial year 304,245 255,192

The statement of cash flows is to be read in conjunction with the notes to these financial statements.

MAYNE ANNUAL REVIEW 2004 48

Notes to the Concise Financial Statements

for the financial year ended 30 June 2004

1. Basis of preparation of Concise Financial Report

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 “Concise Financial Reports” and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity’s full Financial Report for the financial year. Other information included in the Concise Financial Report is consistent with the consolidated entity’s full Financial Report. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full Financial Report.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year. A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity’s full Financial Report.

2. Reclassification of financial information Segment reporting

Comparative segmental information has been reclassified to reflect the revised segments and to apply to the segment disclosure requirements of AASB 1042 “Discontinuing Operations”.

The consolidated entity operates predominantly in the following business segments:

“Pharmaceuticals” comprises the development, manufacture and distribution of injectable pharmaceuticals and of health and personal care products.

“Diagnostic Services” comprises pathology (including the management of medical centres) and diagnostic imaging services.

“Pharmacy” comprises the provision of distribution and retail management services to pharmacies. “Hospitals” comprises the management of stand alone and co-located private hospitals and public hospital management.

The Hospitals business was divested during the period and have been disclosed as discontinued. The Logistics businesses were divested during the previous financial period period and have been disclosed as discontinued.

“Unallocated” comprises expenditure which is not recovered from the operating businesses, cash deposits, investments, borrowings and tax balances not attributed to the operating businesses.

There are no material inter-entity sales.

3. Transition to IFRS

For reporting periods on or after 1 January 2005, Mayne Group Limited (“Mayne”) must comply with International Financial Reporting Standards (“IFRS”) as issued by the Australian Accounting Standards Board. The reporting period beginning 1 July 2005 (FY06) is the first period that Mayne will be using the new standards. Comparative information for the FY05 period in the FY06 accounts will be required to be re-stated as though it was completed using the new IFRS standards with the majority of adjustments being made, retrospectively, against retained earnings. This means that Mayne’s opening IFRS balance sheet will be a restated balance sheet dated 1 July 2004.

Mayne has appointed a steering committee that has responsibility to ensure the transition to IFRS reporting standards is achieved on a timely basis. The Chief Financial Officer chairs the IFRS steering committee meetings and is responsible for reporting on the progress of the project to the Mayne Audit and Compliance Committee. A project team responsible for the day-to-day management of the project has been appointed and this team reports to the steering committee.

A detailed project plan with six distinct phases has been developed. The phases of the project and the key actions related to each phase are detailed below:

Definition phase

Assignment of roles and responsibilities for the transition project, including the formation of a project team and the steering committee.

Preparation of a detailed project plan which outlines roles, responsibilities, resource requirements, project risks, time lines, objectives, key deliverables, milestones, controls and procedures.

Communication phase

A communication plan for the project has been established.

The project plan has been communicated to the Audit and Compliance Committee, project team members and the impact on all other key employees of the transition to IFRS.

Technical accounting change review and analysis

Detailed review of each pending standard, noting each difference between the existing and pending standard, the extent of the potential impact and planned implementation of any changes throughout Mayne. This detailed standard analysis has been reviewed by KPMG.

Preparation and distribution of papers detailing the significant changes in financial reporting caused by the transition to IFRS.

Collation and analysis of data has commenced to assess, at a high level, the potential impact on Mayne of the transition to IFRS.

System changes

Assessment of new information requirements and changes to key business processes caused by the transition to IFRS.

Revision of Group reporting models to capture IFRS transitional adjustments and to enable parallel running from the transition date, 1 July 2004, to the adoption date, 1 July 2005. This will facilitate the preparation of an opening balance sheet under IFRS at 1 July 2004 and comparatives under IFRS for the financial year ending 30 June 2005.

Training

Preparation of tailored training materials addressing all aspects of the implementation of, and transition to, IFRS.

Updating the Mayne Accounting Policy Manual to reflect IFRS based accounting policies.

Presentation of the above materials to those employees of Mayne significantly affected by the transition to IFRS.

Implementation

Mayne plans to have an opening IFRS balance sheet, as at 1 July 2004, completed for the preparation of the December 2004 accounts.

During the preparation of the opening balance sheet, differences arising on transition to IFRS will be finalised. These adjustments will be quantified in the accounts for the half-year ending 31 December 2004.

Half-year IFRS comparatives dated 31 December 2004 and full year IFRS comparatives dated 30 June 2005 will be completed directly after existing Australian GAAP accounts have been finalised.

31 December 2005 half-year accounts will be the first set of IFRS published accounts prepared by Mayne.

MAYNE ANNUAL REVIEW 2004 49

Notes to the Concise Financial Statements

for the financial year ended 30 June 2004

3. Transition to IFRS (continued)

As at 30 June 2004, Mayne considers the project to be progressing in line with the original project plan, with the first three phases of the project largely complete.

Based on the work performed to date, the major potential implications of the conversion to IFRS on Mayne are as follows:

Financial Instruments

Mayne has both foreign currency borrowings and foreign operations. Mayne uses a combination of financial instruments to hedge the foreign currency and interest rate risks inherent in these borrowings and net foreign assets.

Under IFRS, all “derivative” financial instruments must be recognised in the balance sheet at their fair value, with any movements in fair value recognised in current period income. This change in accounting treatment may increase volatility in the income statement unless certain specific “hedge accounting” criteria are satisfied.

Based on the work performed to date, Mayne expects that it will be able to satisfy these hedge accounting criteria for the majority of its derivative financial instruments, thereby mitigating the potential increase in volatility arising as a result of this change in accounting requirements.

Taxation

A “balance sheet” approach to the accounting for taxation will be adopted, replacing the “income statement” approach currently used by Australian companies. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. It is expected that this change will result in the group being required to carry higher levels of deferred tax assets and liabilities, although it is not expected that these changes will be material at the time of transition to IFRS.

Post-employment benefits – defined

benefit superannuation plans

The current policy of the group is to make sufficient contributions to defined benefit superannuation plans that operate in the United States, Germany and Australia to ensure that there is no actuarially determined shortfall (based on the “accumulated benefit obligation”) in the individual plans. Such contributions are expensed as incurred.

Under IFRS, actuarially determined gains or losses in the plans (determined in accordance with the accounting standard) will be recognised in the income statement and consequently the group will recognise an asset or liability for the net position of the defined benefit superannuation plans. Due to the above policy of ensuring there is no actuarial shortfall, Mayne does not expect any material adjustments to be made.

Intangibles

Mayne has goodwill and separately identified intangible assets.

Goodwill and intangible assets with indefinite useful lives are not required to be amortised under IFRS. However these assets will be tested for impairment annually, with any impairment write down recognised in the income statement in the period in which it occurs.

Consistent with current Australian accounting requirements, intangible assets with a finite useful life are amortised over that period.

Impairment

Tangible non-current assets and intangible assets with finite useful lives must be tested for impairment, initially at the transition date to IFRS, being 1 July 2004, and thereafter if there is an indicator of potential impairment. Similarly, goodwill and intangible assets with indefinite useful lives must also be tested for impairment, initially at the transition date to IFRS and thereafter on an annual basis.

Impairment of these assets will be assessed by comparing the carrying value of the assets to the discounted net cash flows generated by either the individual assets or the applicable “cash generating unit” to which the assets being tested belong.

The majority of Mayne’s tangible non-current assets are held by its Pharmaceutical segment and, given the performance of this segment, impairment of these assets is not expected to occur.

Equity based compensation

Whilst information relating to the number and respective fair values of share and option issues is disclosed in the financial report under current Australian accounting requirements Mayne does not recognise an expense in the income statement for these issues.

On transition to IFRS, Mayne will measure the fair value at issue date for any new issues of shares and options that are considered compensatory under IFRS and will amortise this fair value as an expense in the income statement. An expense will also be recognised for any issues that had not fully vested by 1 January 2005.

Leases

The classification of a lease as an “operating” lease or a “finance” lease under IFRS is primarily based on qualitative guidelines, rather than the existing combination of qualitative and quantitative guidelines contained in Australian GAAP. As part of the transition project, Mayne is reviewing its lease contracts to ensure leases continue to be correctly classified as operating or financing. This review may result in an increase in the number of leases classified as financing, and therefore in the recognition of lease assets and liabilities in the balance sheet. The impact on the income statement is not expected to be significant, as the operating lease expense would be replaced by a depreciation charge and an interest expense of a similar magnitude.

First-time adoption of Australian

equivalents to IFRS

AASB 1 first-time adoption of Australian equivalents to IFRS grants limited exemptions from the requirements in Australian equivalents to IFRS, in specified areas where the cost of compliance would be likely to exceed the benefits to users of financial reports.

Of the exemptions and options available under AASB 1, those most likely to impact Mayne and are therefore are under consideration include:

• Exemption from the application of AASB 3 business combinations retrospectively to past acquisitions that occurred before the date of transition to IFRS.

• The option to deem revalued land and buildings before the date of transition to Australian equivalents of IFRS as cost.

• The option to deem the cumulative translation differences for the group before the date of transition to Australian equivalents of IFRS to be zero.

The above summary should not be taken as an exhaustive list of changes that will result from the transition to IFRS. Whilst significant progress has been made in identifying the impact of the transition, some of the changes will not become apparent until an opening balance sheet has been prepared. The areas identified above are currently being analysed but have not yet been quantified. Additionally, currently unknown changes to the “standard platform” of IFRS equivalent standards may also need to be “early adopted” by Mayne in order for Mayne to be IFRS compliant in its first set of financial statements. For these reasons it is not yet possible to quantify the total impact of the transition to IFRS on Mayne’s financial position and reported results.

MAYNE ANNUAL REVIEW 2004 50

Notes to the Concise Financial Statements

for the financial year ended 30 June 2004

2004 2003 $’000 $’000 4. Revenue Revenue from operating activities: Revenue from rendering of services 1,405,013 2,594,913 Revenue from sale of goods 2,684,656 2,599,597 Sales revenue 4,089,669 5,194,510 Other revenue from operating activities: Dividends received —  other persons —   —   Interest received —  associated entities 33 11 —  other persons 17,462 12,009 Total revenue from operating activities 4,107,164 5,206,530 Revenue from outside operating activities: Proceeds on sale of non-current assets —  property, plant and equipment 2,810 59,476 —  investments —   11,103 —  businesses and controlled entities 871,191 496,048 Other income 61,601 66,938 5,042,766 5,840,095 5. Cost of goods sold Cost of goods sold (2,315,666) (2,190,788) 6. Individually significant items included in profit/(loss) from ordinary activities before income tax expense Cost of investment in Logistics, Consumer Products, and Hospitals businesses divested (870,687) (477,240) Closure and sale of Consumer Products businesses —   (13,658) Write down and sale of Hospital assets —   (94,068) Write down of IT assets —   (34,774) Devolution costs —   (12,585) Product recall —   (48,635) Write down of non-current assets to their estimated recoverable amounts —   (350,000) Corporate development expenditure (7,141) —   Total significant expense items (877,828) (1,030,960) Proceeds from sale of investments 871,191 496,048 Total significant items (6,637) (534,912) 7. Individually significant items included in income tax expense Logistics business divestments 4,882 (3,485) Closure and sale of Consumer Products businesses —   4,068 Write down and sale of Hospital assets —   22,795 Write down of IT assets —   10,432 Devolution costs —   3,643 Product recall —   14,470 Write down of deferred tax assets to their estimated recoverable amounts —   (30,000) Corporate development expenditure 438 —   Tax expense on adopting Australian tax consolidations (6,491) —   (1,171) 21,923

MAYNE ANNUAL REVIEW 2004 51

Notes to the Concise Financial Statements

for the financial year ended 30 June 2004

	2004 $'000	2003 $'000
8. Income tax expense		
The prima facie tax on profit from ordinary activities differs from the income tax provided in the financial statements and is reconciled as follows:		
Prima facie tax on operating profit calculated at 30% (June 2003 - 30%)	**51,712**	(117,469)
From which is deducted the tax effect of:		
Under/(over) provision in prior year for continuing businesses	**(2,608)**	1,357
Utilisation of prior year tax losses	**-**	(911)
Capital allowances	**(2,597)**	(4,815)
Dividend income	**(60)**	1,172
Non-taxable exchange gains	**-**	(14)
Tax deduction on capitalised expenditure	**(969)**	(1,718)
Research and development	**(2,033)**	(1,422)
Impairment provision release	**(113)**	(628)
Other variations	**306**	1,796
Significant items		
- Other variations	**(275)**	(565)
	43,363	(123,217)
To which is added the tax effect of:		
Non-deductible depreciation/amortisation	**24,384**	33,134
Non-deductible expenditure	**3,461**	5,886
Overseas income tax rate differences	**(203)**	4,536
Current year losses on which no tax benefit has been recognised	**4**	2,288
Share of net (profits)/losses of associated entities	**(38)**	(153)
Significant items		
- Logistics business divestments	**(4,882)**	(2,157)
- Corporate development expenditure	**1,828**	-
- Write off of deferred tax balances on adoption of Australian tax consolidation regime	**6,491**	-
- Closure and sale of Consumer Products businesses	**-**	30
- Sale of Hospitals business	**-**	5,425
- Non-deductible expenditure - restructuring expenses	**-**	133
- Product recall	**-**	120
- Write off of deferred tax assets	**-**	30,000
- Non-deductible expenditure - timing differences not recognised	**-**	105,000
Income tax expense attributable to operating profit/(loss)	**74,408**	61,025
9. Retained profits		
Retained profits at the beginning of the year	**(278,665)**	214,146
Net profit/(loss) attributable to members of Mayne Group Limited	**94,274**	(456,163)
Net effect on initial adoption of:		
Revised AASB 1028 "Employee Benefits"	**-**	(1,736)
Net transfer from Foreign Currency Translation Reserve on divestment of foreign controlled entities	**(16,269)**	(3,128)
Net effect on retained profits from:		
Initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**-**	64,783
Transfers from reserves	**8,467**	-
Dividends recognised during the year	**(79,351)**	(96,567)
Retained profits at the end of the year	**(271,544)**	(278,665)

52 MAYNE ANNUAL REVIEW 2004

Notes to the Concise Financial Statements

for the financial year ended 30 June 2004

	Note	2004 $'000	2003 $'000
10. Dividends			
Over/(under) provision from prior period		-	131
Final ordinary paid			
2002 - paid 30 September 2002 8.0c (40% franked Class C, 30%)		-	(64,783)
Interim ordinary paid 30 September 2003 6.0c (0.0% franked)		**(46,099)**	-
Interim ordinary paid 31 March 2004 4.5c (0.0% franked) 2003 - paid 31 March 2003 4.0c (0.0% franked)		**(33,252)**	(31,915)
		(79,351)	(96,567)

Dividend Reinvestment Plan

Mayne operates a Dividend Reinvestment Plan (DRP) whereby shareholders can apply the relevant amount of cash dividend payable to them and subscribe for fully paid ordinary shares in Mayne Group Limited at the price calculated in accordance with, and subject to, the rules of the DRP. The DRP operated for both of the dividends paid during this financial year. The last date for the receipt of any election notice for participation in the plan is 6 September 2004 (record date).

11. Earnings per share

	Note	2004	2003
Basic earnings per share:			
Before significant items disclosed in Notes 6 & 7		**14.0c**	7.1c
After significant items		**13.0c**	(57.0)c
Fully diluted earnings per share:			
Before significant items disclosed in Notes 6 & 7		**14.0c**	7.1c
After significant items		**13.0c**	(57.0)c
Reconciliation of earnings used in calculation of basic and fully diluted earnings per share before and after significant items:			
Net profit/(loss)		**94,274**	(456,163)
Significant items before tax	6	**(6,637)**	(534,912)
Tax (expense)/benefit on significant items	7	**(1,171)**	21,923
Net profit (loss) before significant items		**102,082**	56,826

	Number of shares 2004	Number of shares 2003
Reconciliation of weighted average number of shares used in the calculation of earnings per share:		
Weighted average number of ordinary shares used	**726,841,704**	799,835,032
Add: Effect of of potential conversion to ordinary shares under the Executive Share Option Scheme	-	-
Weighted average number of shares used in calculation of diluted earnings per share	**726,841,704**	799,835,032

MAYNE ANNUAL REVIEW 2004 53

Notes to the Concise Financial Statements

for the financial year ended 30 June 2004

	2004 $'000	2003 $'000
12. Contributed equity		
Issued and paid up capital:		
640,240,442 Ordinary shares fully paid		
(772,658,695 fully paid - June 2003)	**2,816,239**	3,292,514
Total Issued and Paid Up Capital	**2,816,239**	3,292,514
Movements in share capital:		
Opening balance	**3,292,514**	3,403,284
Add:		
Ordinary shares issued during the year:		
- Pursuant to exercise of options under the Mayne Group		
Executive Share Option Scheme	**471**	20
- Pursuant to the Dividend Reinvestment Plan	**24,727**	25,271
- Pursuant to the acquisition of FH Faulding & Co Limited	**-**	166
- Shares issued pursuant to the acquisition of FH Faulding & Co Limited voided (1)	**-**	(4,268)
Less:		
Ordinary shares bought back	**(489,954)**	(131,860)
Costs of share buy-back	**(1,355)**	(99)
	2,826,403	3,292,514
Less:		
Shares held by Group entities under executive and staff share schemes	**(10,164)**	-
	2,816,239	3,292,514

Stock Exchange listing

Mayne Group Limited's shares are listed on the Australian Stock Exchange.

Share issues in the year ended 30 June 2004

The following ordinary shares were issued during the year:

Executive Share Option Scheme: 140,000 ordinary shares, fully paid at $3.37 per share

Dividend Reinvestment Scheme: 3,828,981 ordinary shares, fully paid at $3.24 per share
3,756,391 ordinary shares, fully paid at $3.28 per share

Share issues in the year ended 30 June 2003

The following ordinary shares were issued during the previous year:

Executive Share Option Scheme: 6,000 ordinary shares, fully paid at $3.37 per share

Dividend Reinvestment Scheme: 3,993,603 ordinary shares, fully paid at $3.56 per share
3,636,189 ordinary shares, fully paid at $3.04 per share

Issue to FH Faulding & Co Limited shareholders: 28,376 ordinary shares, fully paid at $5.85 per share

(1) During the 2003 year the parent entity voided the issue of 729,554 shares at $5.85 per share that were allocated in error to former shareholders of FH Faulding & Co Limited.

Share buy-back

On-market buy-back

During the year the parent entity bought back 38,822,993 shares at a cost of $130.266 million, being an average cost of $3.36 per share.

Paid up share capital was reduced by $130.392 million, being the cost of the buy-back, inclusive of costs incidental to the transaction of $0.126 million.

Off-market buy-back

On 22 March 2004 the parent entity completed an off-market share buy-back under which it bought back 101,320,632 shares at a cost of $359.688 million, being an average cost of $3.55 per share.

Paid up share capital was reduced by $360.917 million, being the cost of the buy-back, inclusive of costs incidental to the transaction of $1.229 million.

Mayne Group Executive Share Option Scheme

The number of unissued shares for which options were outstanding as at the end of the financial year was 2,599,000 (June 2003 - 4,915,000).

54 MAYNE ANNUAL REVIEW 2004

Notes to the Concise Financial Statements

for the financial year ended 30 June 2004

	2004 $'000	2003 $'000
13. Total equity reconciliation		
Total equity at the beginning of the year	**2,987,792**	3,617,824
Total changes in equity recognised in the statement of financial performance attributable to members of Mayne Group Limited	**89,757**	(488,638)
Transactions with members of Mayne Group Limited as owners:		
Equity contributed	**25,198**	25,457
Equity bought back	**(491,309)**	(131,959)
Shares held by Group entities under executive and staff share schemes	**(10,164)**	-
Equity voided	**-**	(4,268)
Dividends	**(79,351)**	(31,784)
Total changes in outside equity interest	**(1,251)**	1,160
Total equity at the end of the year	**2,520,672**	2,987,792

14. Net tangible asset backing per ordinary security

	2004	2003
Net tangible asset backing per ordinary security	**$ 0.60**	$ 1.37

	Sales revenue June 2004			Sales revenue June 2003		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000
15. Segmental reporting						
Business Segments						
Pharmaceuticals	**494,739**	**6,314**	**501,053**	455,758	4,469	460,227
Consumer Products	**145,835**	**3,580**	**149,415**	156,431	44,829	201,260
Total Pharmaceuticals	**640,574**	**9,894**	**650,468**	612,189	49,298	661,487
Pathology	**526,527**	**-**	**526,527**	427,419	4,533	431,952
Diagnostic Imaging	**276,237**	**-**	**276,237**	199,156	-	199,156
Total Diagnostic Services	**802,764**	**-**	**802,764**	626,575	4,533	631,108
Pharmacy	**2,068,610**	**-**	**2,068,610**	1,943,380	-	1,943,380
Hospitals	**-**	**565,720**	**565,720**	-	1,287,119	1,287,119
Australia & Pacific Logistics	**-**	**-**	**-**	-	476,638	476,638
Loomis Courier	**-**	**-**	**-**	-	189,560	189,560
Total Logistics Services	**-**	**-**	**-**	-	666,198	666,198
Unallocated	**2,107**	**-**	**2,107**	5,218	-	5,218
Consolidated	**3,514,055**	**575,614**	**4,089,669**	3,187,362	2,007,148	5,194,510
Geographic Segments						
Australia	**3,166,980**	**538,147**	**3,705,127**	2,832,956	1,708,680	4,541,636
Other Pacific regions	**16,934**	**37,467**	**54,401**	34,470	98,932	133,402
Australia & Pacific	**3,183,914**	**575,614**	**3,759,528**	2,867,426	1,807,612	4,675,038
Americas	**126,763**	**-**	**126,763**	143,865	198,661	342,526
Europe, Middle East & Africa	**203,378**	**-**	**203,378**	176,071	875	176,946
Consolidated	**3,514,055**	**575,614**	**4,089,669**	3,187,362	2,007,148	5,194,510

MAYNE ANNUAL REVIEW 2004 55

Notes to the Concise Financial Statements

for the financial year ended 30 June 2004

	Profit before tax and significant items June 2004			Profit before tax and significant items June 2003		
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
15. Segmental reporting (continued)						
Business Segments						
Pharmaceuticals	56,564	(128)	56,436	60,260	(1,310)	58,950
Consumer Products	10,366	106	10,472	872	(12,062)	(11,190)
Total Pharmaceuticals	66,930	(22)	66,908	61,132	(13,372)	47,760
Pathology	50,132	(223)	49,909	37,672	(1,694)	35,978
Diagnostic Imaging	18,984	-	18,984	18,546	-	18,546
Total Diagnostic Services	69,116	(223)	68,893	56,218	(1,694)	54,524
Pharmacy	32,637	-	32,637	29,930	-	29,930
Hospitals	-	37,892	37,892	-	54,614	54,614
Australia & Pacific Logistics	-	-	-	-	(4,460)	(4,460)
Loomis Courier	-	-	-	-	7,985	7,985
Total Logistics Services	-	-	-	-	3,525	3,525
Unallocated	(12,182)	(410)	(12,592)	(13,245)	(646)	(13,891)
Earnings before interest & tax	156,501	37,237	193,738	134,035	42,427	176,462
Net interest expense	(9,994)	(4,734)	(14,728)	(24,941)	(8,173)	(33,114)
Consolidated	146,507	32,503	179,010	109,094	34,254	143,348
Geographic Segments						
Australia	125,376	31,098	156,474	98,744	31,736	130,480
Other Pacific regions	979	6,549	7,528	1,741	12,564	14,305
Australia & Pacific	126,355	37,647	164,002	100,485	44,300	144,785
Americas	3,314	-	3,314	9,693	692	10,385
Europe, Middle East & Africa	26,832	(410)	26,422	23,857	(2,565)	21,292
Earnings before interest & tax	156,501	37,237	193,738	134,035	42,427	176,462
Net interest expense	(9,994)	(4,734)	(14,728)	(24,941)	(8,173)	(33,114)
Consolidated	146,507	32,503	179,010	109,094	34,254	143,348

56 MAYNE ANNUAL REVIEW 2004

Notes to the Concise Financial Statements

for the financial year ended 30 June 2004

	Significant items before tax June 2004			Significant items before tax June 2003		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000
15. Segmental reporting (continued)						
Business Segments						
Pharmaceuticals	-	-	-	-	-	-
Consumer Products	-	-	-	(48,635)	(14,208)	(62,843)
Total Pharmaceuticals	-	-	-	(48,635)	(14,208)	(62,843)
Pathology	-	-	-	(7,066)	(1,002)	(8,068)
Diagnostic Imaging	-	-	-	-	-	-
Total Diagnostic Services	-	-	-	(7,066)	(1,002)	(8,068)
Pharmacy	-	-	-	(80,000)	-	(80,000)
Hospitals	-	**504**	**504**	-	(373,552)	(373,552)
Australia & Pacific Logistics	-	-	-	-	-	-
Loomis Courier	-	-	-	-	-	-
Divestment of Logistics Services	-	-	-	-	18,807	18,807
Total Logistics Services	-	-	-	-	18,807	18,807
Unallocated	**(7,141)**	-	**(7,141)**	(29,256)	-	(29,256)
Consolidated	**(7,141)**	**504**	**(6,637)**	(164,957)	(369,955)	(534,912)
Geographic Segments						
Australia	**(7,141)**	**504**	**(6,637)**	(163,376)	(359,740)	(523,116)
Other Pacific regions	-	-	-	(1,581)	(2,086)	(3,667)
Australia & Pacific	**(7,141)**	**504**	**(6,637)**	(164,957)	(361,826)	(526,783)
Americas	-	-	-	-	(11,720)	(11,720)
Europe, Middle East & Africa	-	-	-	-	3,591	3,591
Consolidated	**(7,141)**	**504**	**(6,637)**	(164,957)	(369,955)	(534,912)

MAYNE ANNUAL REVIEW 2004 57

Notes to the Concise Financial Statements

for the financial year ended 30 June 2004

	Profit before tax June 2004			Profit before tax June 2003		
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
15. Segmental reporting (continued)						
Business Segments						
Pharmaceuticals	56,564	(128)	56,436	60,260	(1,310)	58,950
Consumer Products	10,366	106	10,472	(47,763)	(26,270)	(74,033)
Total Pharmaceuticals	66,930	(22)	66,908	12,497	(27,580)	(15,083)
Pathology	50,132	(223)	49,909	30,606	(2,696)	27,910
Diagnostic Imaging	18,984	-	18,984	18,546	-	18,546
Total Diagnostic Services	69,116	(223)	68,893	49,152	(2,696)	46,456
Pharmacy	32,637	-	32,637	(50,070)	-	(50,070)
Hospitals	-	38,396	38,396	-	(318,938)	(318,938)
Australia & Pacific Logistics	-	-	-	-	(4,460)	(4,460)
Loomis Courier	-	-	-	-	7,985	7,985
Divestment of Logistics Services	-	-	-	-	18,807	18,807
Total Logistics Services	-	-	-	-	22,332	22,332
Unallocated	(19,323)	(410)	(19,733)	(42,501)	(646)	(43,147)
Earnings before interest & tax	149,360	37,741	187,101	(30,922)	(327,528)	(358,450)
Net interest expense	(9,994)	(4,734)	(14,728)	(24,941)	(8,173)	(33,114)
Consolidated	139,366	33,007	172,373	(55,863)	(335,701)	(391,564)
Geographic Segments						
Australia	118,235	31,602	149,837	(64,632)	(328,004)	(392,636)
Other Pacific regions	979	6,549	7,528	160	10,478	10,638
Australia & Pacific	119,214	38,151	157,365	(64,472)	(317,526)	(381,998)
Americas	3,314	-	3,314	9,693	(11,028)	(1,335)
Europe, Middle East & Africa	26,832	(410)	26,422	23,857	1,026	24,883
Earnings before interest & tax	149,360	37,741	187,101	(30,922)	(327,528)	(358,450)
Net interest expense	(9,994)	(4,734)	(14,728)	(24,941)	(8,173)	(33,114)
Consolidated	139,366	33,007	172,373	(55,863)	(335,701)	(391,564)

58 MAYNE ANNUAL REVIEW 2004

Notes to the Concise Financial Statements

for the financial year ended 30 June 2004

15. Segmental reporting (continued)

	Depreciation and amortisation June 2004			Depreciation and amortisation June 2003		
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
Business Segments						
Pharmaceuticals	57,358	627	57,985	50,573	774	51,347
Consumer Products	8,401	23	8,424	8,699	139	8,838
Total Pharmaceuticals	65,759	650	66,409	59,272	913	60,185
Pathology	31,848	-	31,848	25,130	53	25,183
Diagnostic Imaging	27,170	-	27,170	18,204	-	18,204
Total Diagnostic Services	59,018	-	59,018	43,334	53	43,387
Pharmacy	9,893	-	9,893	16,752	-	16,752
Hospitals	-	21,025	21,025	-	70,774	70,774
Australia & Pacific Logistics	-	-	-	-	18,369	18,369
Loomis Courier	-	-	-	-	4,055	4,055
Total Logistics Services	-	-	-	-	22,424	22,424
Consolidated	134,670	21,675	156,345	119,358	94,164	213,522
Geographic Segments						
Australia	122,630	18,115	140,745	115,859	82,192	198,051
Other Pacific regions	93	3,560	3,653	131	7,813	7,944
Australia & Pacific	122,723	21,675	144,398	115,990	90,005	205,995
Americas	9,794	-	9,794	2,132	4,097	6,229
Europe, Middle East & Africa	2,153	-	2,153	1,236	62	1,298
Consolidated	134,670	21,675	156,345	119,358	94,164	213,522

MAYNE ANNUAL REVIEW 2004 59

Notes to the Concise Financial Statements

for the financial year ended 30 June 2004

	Capital expenditure June 2004			Capital expenditure June 2003		
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
15. Segmental reporting (continued)						
Business Segments						
Pharmaceuticals	**51,549**	**-**	**51,549**	26,248	-	26,248
Consumer Products	**1,425**	**12**	**1,437**	2,048	905	2,953
Total Pharmaceuticals	**52,974**	**12**	**52,986**	28,296	905	29,201
Pathology	**13,142**	**-**	**13,142**	10,812	20	10,832
Diagnostic Imaging	**24,660**	**-**	**24,660**	20,335	-	20,335
Total Diagnostic Services	**37,802**	**-**	**37,802**	31,147	20	31,167
Pharmacy	**5,354**	**-**	**5,354**	6,366	-	6,366
Hospitals	**-**	**29,556**	**29,556**	-	57,921	57,921
Australia & Pacific Logistics	**-**	**-**	**-**	-	27,256	27,256
Loomis Courier	**-**	**-**	**-**	-	4,316	4,316
Total Logistics Services	**-**	**-**	**-**	-	31,572	31,572
Unallocated	**6,039**	**-**	**6,039**	7,139	-	7,139
Consolidated	**102,169**	**29,568**	**131,737**	72,948	90,418	163,366
Geographic Segments						
Australia	**87,637**	**25,292**	**112,929**	70,266	76,868	147,134
Other Pacific regions	**86**	**4,276**	**4,362**	16	9,179	9,195
Australia & Pacific	**87,723**	**29,568**	**117,291**	70,282	86,047	156,329
Americas	**11,439**	**-**	**11,439**	1,649	4,371	6,020
Europe, Middle East & Africa	**3,007**	**-**	**3,007**	1,017	-	1,017
Consolidated	**102,169**	**29,568**	**131,737**	72,948	90,418	163,366

60 MAYNE ANNUAL REVIEW 2004

Notes to the Concise Financial Statements

for the financial year ended 30 June 2004

	Assets June 2004			Assets June 2003		
	Continuing $'000	**Discontinuing $'000**	**Total $'000**	Continuing $'000	Discontinuing $'000	Total $'000
15. Segmental reporting (continued)						
Business Segments						
Pharmaceuticals	**1,657,248**	**13,240**	**1,670,488**	1,081,810	9,039	1,090,849
Consumer Products	**292,983**	**2,183**	**295,166**	322,375	3,170	325,545
Total Pharmaceuticals	**1,950,231**	**15,423**	**1,965,654**	1,404,185	12,209	1,416,394
Pathology	**626,965**	**-**	**626,965**	657,643	728	658,371
Diagnostic Imaging	**371,976**	**-**	**371,976**	370,936	-	370,936
Total Diagnostic Services	**998,941**	**-**	**998,941**	1,028,579	728	1,029,307
Pharmacy	**704,499**	**-**	**704,499**	674,721	-	674,721
Hospitals	**-**	**35,452**	**35,452**	-	1,003,524	1,003,524
Australia & Pacific Logistics	**-**	**-**	**-**	-	-	-
Loomis Courier	**-**	**-**	**-**	-	-	-
Divestment of Logistics Services	**-**	**38,777**	**38,777**	-	68,147	68,147
Total Logistics Services	**-**	**38,777**	**38,777**	-	68,147	68,147
Unallocated	**369,390**	**9,673**	**379,063**	454,253	12,209	466,462
Consolidated	**4,023,061**	**99,325**	**4,122,386**	3,561,738	1,096,817	4,658,555
Geographic Segments						
Australia	**3,253,535**	**87,469**	**3,341,004**	3,365,859	977,524	4,343,383
Other Pacific regions	**23,610**	**2,698**	**26,308**	17,586	106,735	124,321
Australia & Pacific	**3,277,145**	**90,167**	**3,367,312**	3,383,445	1,084,259	4,467,704
Americas	**490,949**	**2,518**	**493,467**	75,274	2,770	78,044
Europe, Middle East & Africa	**254,967**	**6,640**	**261,607**	103,019	9,788	112,807
Consolidated	**4,023,061**	**99,325**	**4,122,386**	3,561,738	1,096,817	4,658,555

MAYNE ANNUAL REVIEW 2004 61

Notes to the Concise Financial Statements

for the financial year ended 30 June 2004

	Liabilities June 2004			Liabilities June 2003		
	Continuing $'000	Discontinuing $'000	Total $'000	Continuing $'000	Discontinuing $'000	Total $'000
15. Segmental reporting (continued)						
Business Segments						
Pharmaceuticals	**130,078**	**5,897**	**135,975**	138,004	2,543	140,547
Consumer Products	**30,210**	**469**	**30,679**	65,153	8,211	73,364
Total Pharmaceuticals	**160,288**	**6,366**	**166,654**	203,157	10,754	213,911
Pathology	**87,006**	**-**	**87,006**	77,484	2,061	79,545
Diagnostic Imaging	**41,589**	**-**	**41,589**	39,738	-	39,738
Total Diagnostic Services	**128,595**	**-**	**128,595**	117,222	2,061	119,283
Pharmacy	**349,015**	**-**	**349,015**	296,358	-	296,358
Hospitals	**-**	**64,431**	**64,431**	-	214,448	214,448
Australia & Pacific Logistics	**-**	**2,023**	**2,023**	-	-	-
Loomis Courier	**-**	**-**	**-**	-	-	-
Divestment of Logistics Services	**-**	**-**	**-**	-	38,106	38,106
Total Logistics Services	**-**	**2,023**	**2,023**	-	38,106	38,106
Unallocated	**875,698**	**15,298**	**890,996**	775,551	13,106	788,657
Consolidated	**1,513,596**	**88,118**	**1,601,714**	1,392,288	278,475	1,670,763
Geographic Segments						
Australia	**1,425,525**	**82,979**	**1,508,504**	1,340,784	257,179	1,597,963
Other Pacific regions	**264**	**476**	**740**	2,639	12,591	15,230
Australia & Pacific	**1,425,789**	**83,455**	**1,509,244**	1,343,423	269,770	1,613,193
Americas	**27,248**	**632**	**27,880**	19,157	917	20,074
Europe, Middle East & Africa	**60,559**	**4,031**	**64,590**	29,708	7,788	37,496
Consolidated	**1,513,596**	**88,118**	**1,601,714**	1,392,288	278,475	1,670,763

(i) The 2003 figures have been restated in line with the current segmental structure.

62 MAYNE ANNUAL REVIEW 2004

Notes to the Concise Financial Statements

for the financial year ended 30 June 2004

16. Acquisition and disposal of controlled entities

Year ended 30 June 2004

The following controlled entities were acquired during the year

	Date of acquisition	Consideration $ '000	Proportion of shares acquired
Gippsland Pathology Service Pty Ltd	1 July 2003	14,000	68%
Wasserburger Arzneimittelwerk Dr. Madaus GmbH	30 April 2004	47,287	100%

The following controlled entities were disposed of during the year

	Date of disposal	Consideration $ '000	Proportion of shares disposed	Contribution to profit from ordinary activities: To date of disposal $ '000	Contribution to profit from ordinary activities: For whole of corresponding period $ '000
Australian Medical Enterprises Limited Group]	30 November 2003	856,900	100%	26,288	(67,502)
HCoA Hospital Holdings (Australia) Pty Ltd Group]					
Hospitals of Australia Limited Group]					
Relkban Pty Ltd]					
Relkmet Pty Ltd]					
Votraint No 664 Pty Ltd]					
Votraint No 665 Pty Ltd]					
PT Healthcare of Surabaya]					
PT Putramas Mulasantosa]					
PT Mitrajaya Medikatama]					
The hospital sale also included net assets held by divisions of the parent entity, Mayne Group Limited]					

Year ended 30 June 2003

The following controlled entities were acquired during the previous year

	Date of acquisition	Consideration $'000	Proportion of shares acquired
Queensland Medical Services Pty Ltd and the Queensland Medical Laboratories business	1 October 2002	260,288	100%
Queensland Diagnostic Imaging Pty Ltd	21 May 2003	90,712	100%

During the previous year the other diagnostic services businesses and assets were acquired for consideration of $47,262,000

The following controlled entities were disposed of during the previous year

	Date of disposal	Consideration $'000	Proportion of shares disposed	Contribution to profit from ordinary activities: To date of disposal $'000	Contribution to profit from ordinary activities: For whole of corresponding period $'000
Mayne Group Canada Inc and subsidiaries	3 February 2003	172,965	100%	5,154	14,688
Mayne Logistics Pty Ltd and subsidiaries	3 February 2003	169,358	100%	341	6,512
Australian Hospital Care (HFH) Pty Ltd	13 April 2003	-	100%	-	-
Faulding Consumer Inc	4 April 2003	7,730	100%	(12,258)	768
Faulding Healthcare (IP) Holdings Inc	4 April 2003	-	100%	9,746	(9,277)

Logistics businesses operated as divisions of Mayne Group Limited were also disposed of for total consideration of $103,248,000

MAYNE ANNUAL REVIEW 2004 63

Notes to the Concise Financial Statements

for the financial year ended 30 June 2004

17. Equity accounting

Associated entities at 30 June 2004 were:

Associated entity	Principal activity	% Interest in equity capital 2004	% Interest in equity capital 2003	Equity accounted year ended	Investment Carrying amount Equity value 2004 $'000	Investment Carrying amount Equity value 2003 $'000	Dividends received 2004 $'000	Dividends received 2003 $'000	Equity share of operating profits/(losses) after tax & extraordinary items & outside equity interests 2004 $'000	Equity share of operating profits/(losses) after tax & extraordinary items & outside equity interests 2003 $'000
St George Private Hospital Nuclear Medicine Pty Ltd	Medical Services - Australia	**50.00%**	50.00%	30 June	**286**	281	**-**	107	**5**	(80)
Campsie Nuclear Medicine Pty Ltd	Medical Services - Australia	**50.00%**	50.00%	30 June	**140**	97	**-**	-	**43**	50
Gippsland Pathology Service Pty Ltd	Pathology Services - Australia	**- %**	32.00%	30 June	**-**	7,154	**-**	448	**-**	(337)
Minjesk Investment Corporation Limited	Hospital - Fiji	**- %**	- %	30 June	**-**	-	**-**	-	**-**	(317)
Indo China Healthcare Limited	Health Services - Asia	**45.00%**	45.00%	30 June	**962**	974	**92**	-	**(12)**	639
					1,388	8,506	**92**	555	**36**	(45)

MAYNE ANNUAL REVIEW 2004 64

Notes to the Concise Financial Statements

for the financial year ended 30 June 2004

17. Equity accounting (continued) Financial Information relating to associates: June 2004 June 2003 $’000 $’000 The consolidated entity’s share of profits and losses, assets and liabilities of associates, in aggregate, is: Statement of Financial Performance: Share of profits/(losses) from ordinary activities before tax of associates 253 1,450 Share of income tax expense attributable to profit/(loss) from ordinary activities of associates (125) (530) Share of net profit/(loss) as disclosed by associates 128 920 Equity accounting adjustments: —   goodwill amortisation —   (410) Equity accounted share of net profit/(loss) of associates 128 510 Dividends received from associates (92) (555) Share of associates net profit equity accounted 36 (45) Statement of Financial Position: Reserves: Equity share of reserves of associated entities at the beginning of the year —   (7) Equity share of reserves in the current year —   —   Equity share divested —   7 Equity accounted share of reserves of associates at the end of the year —   —   Retained profits: Equity share of retained profits of associated entities at the beginning of the year (270) (1,106) Equity share of retained profits in the current year 36 (45) Equity share divested —   881 Equity accounted share of retained profits of associates at the end of the year (234) (270) Movements in carrying amount of investments: Carrying amount of investments in associates at the beginning of the year 8,506 8,382 Changes in equity invested in associates during the year —   (719) Equity share divested during the year —   888 Share of movement in associates’ reserves —   —   Share of associates’ net profit equity accounted 36 (45) Associate transferred to investment in subsidiaries (7,154) —   Carrying amount of investments in associates at the end of the year 1,388 8,506

The investment in Minjesk Investment Corporation was divested on 30 June 2003

Gippsland Pathology Service Pty Ltd became a controlled entity with effect from 1 July 2003

MAYNE ANNUAL REVIEW 2004 65

Notes to the Concise Financial Statements

for the financial year ended 30 June 2004

18. Discontinuing operations

During the year the consolidated entity divested its Hospitals business in Australia and Indonesia, its corporate health management business in Australia, its Asian Consumer Products business and its Ethical Category Drug business in Australia.

The above transactions are shown as discontinued within the Hospitals, Diagnostic Services, Consumer Products and Pharmaceuticals segments in Note 15.

Financial information for the discontinuing businesses is as follows:	**June 2004 $'000**	June 2003 $'000
Financial performance information:		
Revenue from ordinary activities	**575,614**	2,465,106
Expenses from ordinary activities	**(538,377)**	(2,422,679)
Net interest expense	**(4,734)**	(8,173)
Profit on sale of Logistics businesses	**-**	18,807
Loss on sale or closure of Personal Wash and Sunscreens businesses	**-**	(14,208)
Loss on sale of Medical Consulting businesses	**-**	(1,002)
Write down of Hospitals business	**-**	(373,552)
Profit on sale of Hospitals business	**504**	-
Profit from ordinary activities before tax	**33,007**	(335,701)
Tax expense	**(6,512)**	1,430
Net profit after tax	**26,495**	(334,271)
Outside equity interest	**23**	386
Net profit after tax and outside equity interest	**26,472**	(334,657)
Financial position information:		
Segment assets	**99,325**	1,096,817
Segment liabilities	**88,118**	278,475
Net assets	**11,207**	818,342

19. Events subsequent to reporting date

Dividends

Since the end of the financial year the Directors have declared the following dividend:

Dividends	Amount per ordinary share	Franked amount per share	Amount per share of foreign source dividend	Record date for determining entitlements to the dividend	Dividend payment date
Final ordinary	6.5¢	0.0¢	6.5¢	6 September 2004	30 September 2004

Approval to market fluconazole in the US:

On 30 July 2004 Mayne Group Limited announced that it had received approval from the US Food and Drug Administration (FDA) for its Abbreviated New Drug Application for the anti-infective drug, fluconazole mini bags, in 100ml and 200ml presentations. With this approval, Mayne has started selling fluconazole in the US market. Fluconazole is used for the treatment of systemic fungal infections.

Appointment to the Board of Directors:

On 3 August 2004 Mayne Group Limited announced that Dr Ian Blackburne will join the Board of the Company as a Non-Executive Director on 1 September 2004.

Dr. Blackburne is also Chairman of CSR Limited and the Australian Nuclear Science and Technology Organisation and is a Director of Suncorp Metway and Teekay Shipping Corporation.

Grant of European paclitaxel patent:

On 25 August 2004 Mayne Group Limited announced that the European Patent Office has granted Mayne a patent for its formulation of paclitaxel. The patent will be effective in 17 European countries and will support the Company's position as a leading supplier of paclitaxel in Europe. Paclitaxel is used for the treatment of breast, ovarian and non-small cell lung cancer.

MAYNE ANNUAL REVIEW 2004 66

Directors’ Declaration

In the opinion of the Directors of Mayne Group Limited, the accompanying Concise Financial Report of the consolidated entity, comprising Mayne Group Limited and its controlled entities for the year ended 30 June 2004, set out on pages 41 to 65:

a) has been derived from or is consistent with the full Financial Report for the financial year; and

b) complies with Accounting Standard AASB 1039 “Concise Financial Reports”.

Signed in accordance with a resolution of the Directors on 10 September 2004.

PJ Willcox

Chairman

SB James

Group Managing Director and

Chief Executive Officer

Independent Audit Report on Concise Financial Report

To the members of Mayne Group Limited

Scope

The Financial Report and Directors’ responsibility

The Concise Financial Report comprises the Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows, accompanying Notes 1 to 19, and the accompanying Discussion and Analysis of the Statement of Financial Performance, Statement of Financial Position, and Statement of Cash Flows for Mayne Group Limited (“the Company”) and its controlled entities (the “Consolidated Entity”) for the year ended 30 June 2004.

The Directors of the Company are responsible for the preparation of the Concise Financial Report in accordance with Australian Accounting Standard AASB 1039 “Concise Financial Reports”. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the Concise Financial Report.

Audit approach

We conducted an independent audit in order to express an opinion to members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the Concise Financial Report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the full Financial Report of the Company and its controlled entities for the year ended 30 June 2004. Our audit report on the full Financial Report was signed on 10 September 2004, and was not subject to any qualification.

We performed procedures in respect of the audit of the Concise Financial Report to assess whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Australian Accounting Standard AASB 1039 “Concise Financial Reports”.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the Concise Financial Report is consistent with the full Financial Report, and

- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not directly derived from the full Financial Report.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the Concise Financial Report of Mayne Group Limited and its controlled entities for the year ended 30 June 2004 complies with Australian Accounting Standard AASB 1039 “Concise Financial Reports”.

[GRAPHICS APPERS HERE]

KPMG

[GRAPHICS APPERS HERE]

Paul J McDonald

Partner

Melbourne

10 September 2004

68 MAYNE ANNUAL REVIEW 2004

Comparative Summary - Consolidated Financial Information

Financial Years	2004 $'000	2003 $'000	2002 $'000	2001 $'000	2000 $'000
Assets Employed					
Property, plant and equipment	**455,348**	1,074,061	1,450,658	1,178,263	1,057,611
Investments	**7,414**	25,911	34,275	26,866	24,023
Other non-current assets	**2,201,630**	2,004,396	2,057,933	754,243	692,476
Current assets	**1,457,994**	1,554,187	1,848,369	1,254,423	604,061
Total Assets	**4,122,386**	4,658,555	5,391,235	3,213,795	2,378,171
Financed by					
Contributed equity	**2,816,239**	3,292,514	3,403,284	1,266,252	845,275
Reserves	**(15,592)**	(30,377)	(2,766)	(27,448)	(19,322)
Retained profits	**(283,044)**	(278,665)	214,146	153,953	49,767
Shareholders' interests	**2,517,603**	2,983,472	3,614,664	1,392,757	875,720
Outside equity interests	**3,069**	4,320	3,160	16,918	17,100
Non-current liabilities	**813,324**	630,858	758,711	791,095	858,101
Current liabilities	**788,390**	1,039,905	1,014,700	1,013,025	627,250
Total Funds Employed	**4,122,386**	4,658,555	5,391,235	3,213,795	2,378,171
Sales revenue	**4,089,669**	5,194,510	4,991,957	3,158,663	3,100,402
Operating profit after tax before significant items*	**102,082**	56,826	150,299	106,405	75,422
Net profit	**94,274**	(456,163)	173,611	161,562	(174,079)
Dividends	**79,351**	31,784	113,418	57,350	57,424
Operating profit after tax before significant items/sales revenue	**2%**	1%	3%	3%	2%
Net profit/shareholders' interests*	**4%**	(15)%	5%	12%	(20)%
Net tangible asset backing per share	**$0.60**	$1.37	$2.15	$1.81	$0.82
Basic earnings per share	**13.0c**	(57.0)c	24.6c	40.7c	(50.7)c
Basic earnings per share before significant items*	**14.0c**	7.1c	21.3c	26.8c	22.0c
Dividends per share	**17.0c**	4.0c	14.0c	13.0c	17.0c

* Adjusted for outside equity interests

This Schedule does not form part of the Financial Report for the year ended 30 June 2004.

Stock Exchange listing

The ordinary shares of Mayne Group Limited are listed on the Australian Stock Exchange under the code ‘MAY’.

Dividend Reinvestment Plan

Mayne operates a Dividend Reinvestment Plan (DRP) whereby shareholders can apply the relevant amount of cash dividend payable to them to subscribe for fully paid ordinary shares in Mayne Group Limited at the price calculated in accordance with, and subject to the rules of, the DRP. The DRP operated for all dividends paid this year. A copy of the DRP Plan Rules and DRP Election Form can be obtained by contacting the share registrar or from Mayne’s internet site www.maynegroup.com

Share registrar

Please quote your shareholder number on all communications with the share registrar or Mayne.

ASX Perpetual Registrars Limited

Level 4, 333 Collins Street

Melbourne Vic 3000

Australia

Mailing address:

ASX Perpetual Registrars Limited

GPO Box 1736

Melbourne Vic 3001

Australia

Telephone +613 9615 9128

Toll free 1300 727 265

Facsimile +613 9615 9900

+613 9615 9744 (proxies only)

E-mail registrars@asxperpetual.com.au

Website www.asxperpetual.com.au

By entering a Securityholder Reference Number (SRN) or Holder Identification Number (HIN) via a security login on the ASX Perpetual Registrars website, Mayne shareholders can access:

- current and previous holdings balances;

- annual report election, i.e. whether you have elected to receive the full Financial Report, Annual Review or neither (you can also change your election via this site);

- whether a Tax File Number (TFN) has been quoted (you can also lodge your TFN and Australian Business Number via this site);

- dividend information such as banking instructions; and

- a variety of forms for downloading, including amalgamation of securityholding, change of address notification, dividend instruction forms and deceased estate.

Mayne website

www.maynegroup.com

Mayne’s internet site includes information on Mayne services as well as a detailed directory of all Mayne facilities.

Company Secretary

Ms Karen P. Kee

Registered office

Mayne Group Limited

Level 21

390 St Kilda Road

Melbourne Vic 3004

Australia

Telephone +613 9868 0700

Facsimile +613 9867 1179

Independent auditors

KPMG

American Depositary Receipts

Specific queries about the American Depositary Receipts should be directed to The Bank of New York, which administers the program on behalf of Mayne.

The Bank of New York Depositary Receipts Division 22nd Floor, 101 Barclay Street New York, New York 10286 United States of America

Toll free number for US residents

1-888-BNY-ADRs

For non-US residents

+1-610-382-7833

Website www.adrbny.com

Nature’s Own™, Natural Nutrition™ and Bio-Organics™ are trade marks of Mayne Group Limited and its subsidiaries.

MVI®, Aquasol®, DBL®, Cenovis®, Golden Glow®, HealthSense®, Terry White Chemists®, Chemmart® and the QML logo are registered trade marks of Mayne Group Limited and its subsidiaries.

Kytril® is a registered trade mark of F.Hoffman-La Roche AG, used under licence.

GenRx® is a registered trade mark of

GenRx Pty Ltd. Granocyte® is a registered trade mark of Chugai Pharmaceutical Co Ltd, used under licence.

Eligard® is a registered trade mark of Atrix Laboratories Inc. used under licence. Gabitril® is a registered trade mark of Novo Nordisk AS, used under licence.

The Medicine Shoppe® is a registered trade mark of Medicine Shoppe International, Inc. used under licence.

Paxene® is a registered trade mark of Ivax Research Inc., used under licence.

www.maynegroup.com

EXHIBIT 4

The Financial Report is a detailed report that has been prepared by Mayne Group Limited as part of its statutory annual reporting obligations under the Corporations Act 2001. It must be read in conjunction with the Annual Review 2004.

All amounts are expressed in Australian dollars (A$), unless otherwise stated.

Mayne Group Limited

ABN 56 004 073 410

MAYNE FINANCIAL REPORT 2004    1

Financial Report

for the financial year ended 30 June 2004

Contents

Statements of Financial Performance		2

Statements of Financial Position		3

Statements of Cash Flows		4

Directors’ Declaration		76

Independent Audit Report		77

Comparative Summary		78

Major Shareholders		79

Notes to Financial Statements

1.	Statement of significant accounting policies	5

2.	Transition to IFRS	11

3.	Revenue	14

4.	Profit/(loss) from ordinary activities	14

5.	Taxation	16

6.	Earnings per share	18

7.	Dividends	18

8.	Cash and deposits	19

9.	Receivables (current)	19

10.	Inventories	20

11.	Other current assets	20

12.	Receivables (non-current)	20

13.	Other financial assets	20

14.	Property, plant and equipment	21

15.	Intangibles	24

16.	Other non-current assets	25

17.	Payables	25

18.	Interest-bearing liabilities	26

19.	Provisions	28

20.	Contributed equity	31

21.	Reserves and retained profits	35

22.	Equity reconciliations	36

23.	Notes to the Statements of Cash Flows	37

24.	Additional financial instruments disclosure	40

25.	Segmental reporting	45

26.	Capital expenditure commitments	53

27.	Lease commitments	53

28.	Auditors’ remuneration	54

29.	Contingent liabilities	54

30.	Deed of Cross Guarantee	55

31.	Particulars in relation to controlled entities	57

32.	Equity accounting information	63

33.	Transactions with related parties	64

34.	Superannuation commitments	65

35.	Director and executive disclosures	66

36.	Discontinuing operations	74

37.	Events subsequent to reporting date	75

2    MAYNE FINANCIAL REPORT 2004

Statements of Financial Performance

for the financial year ended 30 June 2004

Note	Consolidated	Parent entity
2004 $’ 000	2003 $’ 000	2002 $’ 000	2004 $’ 000	2003 $’ 000
Revenues from ordinary activities	3	5,042,766	5,840,095	5,110,420	1,060,476	1,208,899
Employee expense	(953,594)	(1,507,093)	(1,663,254)	(123,969)	(449,692)
Subcontractor expense	(15,717)	(254,266)	(403,637)	(307)	(73,542)
Purchases of materials and trading stocks	(2,237,203)	(2,207,366)	(991,327)	—	—
Change in inventories	(78,463)	26,777	(16,733)	—	—
Consumables expense	(190,498)	(332,284)	(460,479)	(18,149)	(61,835)
Marketing costs	(38,085)	(103,648)	(77,662)	(275)	(1,549)
Fleet operation and distribution costs	(17,151)	(85,589)	(152,302)	(149)	(9,195)
Occupancy costs	(129,769)	(123,645)	(80,902)	(16,899)	(21,757)
Depreciation and amortisation	4	(156,345)	(213,522)	(197,138)	(8,596)	(28,506)
Borrowing costs	4	(32,223)	(45,134)	(51,476)	(32,641)	(47,304)
Other expenses from ordinary activities	(150,786)	(559,159)	(807,630)	(90,855)	(110,823)
Cost of investment in Logistics, Consumer Products, Ethical Category Drug and Hospitals businesses divested	4	(870,687)	(477,240)	—	(690,686)	(643,894)
Write down of non-current assets to their estimated recoverable amounts	4	—	(350,000)	—	—	(459,752)
Cost recovery from controlled entities	—	—	—	39,622	106,399
Share of net profits/(losses) of associates accounted for using the equity method	32	128	510	(49)	—	—

Profit/(loss) from ordinary activities before income tax (expense)/benefit	172,373	(391,564)	207,831	117,572	(592,551)
Income tax (expense)/benefit	5	(74,408)	(61,025)	(30,616)	5,467	8,825

Net profit/(loss)	97,965	(452,589)	177,215	123,039	(583,726)
Net (profit)/loss attributable to outside equity interests	22	(3,691)	(3,574)	(3,604)	—	—

Net profit/(loss) attributable to members of Mayne Group Limited	94,274	(456,163)	173,611	123,039	(583,726)

Non-owner transaction changes in equity:
Net increase/(decrease) in asset revaluation reserve	21	(3,376)	—	8,204	—	—
Net increase/(decrease) in capital profits reserve	21	(1,113)	—	—	—	—
Net increase/(decrease) in general reserve	21	(26)	—	—	—	—
Net (decrease) in retained profits on the initial adoption of revised AASB 1028 Employee Benefits	—	(1,736)	—	—	(457)
Net exchange difference on translation of financial statements of self-sustaining foreign operations	21	(2)	(30,739)	16,478	—	—

Total revenues, expenses and valuation adjustments attributable to members of Mayne Group Limited and recognised directly in equity	(4,517)	(32,475)	24,682	—	(457)

Total changes in equity from non-owner related transactions attributable to members of Mayne Group Limited	22	89,757	(488,638)	198,293	123,039	(584,183)

Basic earnings per share	6	13.0	c	(57.0	)c	24.6	c
Diluted earnings per share	6	13.0	c	(57.0	)c	24.5	c
Dividends per share	7	17.0	c	4.0	c	14.0	c

The accompanying notes form part of this Financial Report

MAYNE FINANCIAL REPORT 2004    3

Statements of Financial Position

as at 30 June 2004

	Note	Consolidated		Parent entity
		2004 $’ 000	2003 $’ 000	2004 $’ 000	2003 $’ 000
Current Assets
Cash and deposits	8	304,264	255,192	205,003	139,625
Receivables	9	674,885	849,854	6,510,014	4,301,050
Inventories	10	447,033	381,576	—	6,048
Other current assets	11	31,812	67,565	7,880	29,724

Total Current Assets		1,457,994	1,554,187	6,722,897	4,476,447

Non-Current Assets
Deposits	8	657	675	—	—
Receivables	12	5,251	12,549	2,018	8,639
Investments accounted for using the equity method	32	1,388	8,506	—	—
Other financial assets	13	6,026	17,405	2,488,632	2,671,862
Property, plant and equipment	14	455,348	1,074,061	21,693	113,831
Intangibles	15	2,049,847	1,764,814	2,999	5,326
Deferred tax assets	16	122,662	198,300	98,815	81,368
Other	16	23,213	28,058	17,970	23,670

Total Non-Current Assets		2,664,392	3,104,368	2,632,127	2,904,696

Total Assets	25	4,122,386	4,658,555	9,355,024	7,381,143

Current Liabilities
Payables	17	528,346	613,757	36,053	103,477
Interest-bearing liabilities	18	6,847	69,619	6,344,965	3,882,427
Current tax liabilities	19	18,702	34,886	—	—
Provisions	19	234,495	321,643	88,259	85,579

Total Current Liabilities		788,390	1,039,905	6,469,277	4,071,483

Non-Current Liabilities
Payables	17	6,174	6,176	—	1,315
Interest-bearing liabilities	18	752,477	560,140	507,651	525,222
Deferred tax liabilities	19	44,315	41,333	25,633	4,660
Provisions	19	10,358	23,209	242	3,819

Total Non-Current Liabilities		813,324	630,858	533,526	535,016

Total Liabilities	25	1,601,714	1,670,763	7,002,803	4,606,499

Net Assets		2,520,672	2,987,792	2,352,221	2,774,644

Equity
Mayne Group Limited Interest
Contributed equity	20	2,816,239	3,292,514	2,826,403	3,292,514
Reserves	21	(27,092)	(30,377)	—	4,183
Retained profits	21	(271,544)	(278,665)	(474,182)	(522,053)

Total Mayne Group Limited Equity Interest		2,517,603	2,983,472	2,352,221	2,774,644

Outside equity interests	22	3,069	4,320	—	—

Total Equity		2,520,672	2,987,792	2,352,221	2,774,644

The accompanying notes form part of this Financial Report

4    MAYNE FINANCIAL REPORT 2004

Statements of Cash Flows

for the financial year ended 30 June 2004

	Note	Consolidated			Parent entity
		2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000
Cash Flows from Operating Activities
Cash receipts from customers		4,416,530	5,513,332	5,366,314	147,143	793,762
Cash payments to suppliers and employees		(4,135,681)	(5,266,079)	(5,066,071)	(135,464)	(847,208)
Dividends and trust distributions received		92	555	1,863	418,880	116,569
Interest received		17,734	14,556	32,566	15,023	50,451
Borrowing costs paid		(30,024)	(43,320)	(55,725)	(25,435)	(61,550)
Income taxes (paid)/refunded		4,039	(33,047)	(98,888)	18,075	(10,700)

Net operating cash flows	23	272,690	185,997	180,059	438,222	41,324

Cash Flows from Investing Activities
Proceeds on disposal of entities/business operations (net of cash disposed)		828,500	484,231	23,474	709,400	400,285
Payments made on divestment activities		(56,830)	(46,030)	—	(56,622)	(46,030)
Payments for acquisition of entities/business operations (net of cash acquired)		(359,487)	(410,268)	(267,742)	—	—
Proceeds from sale of property, plant and equipment		2,810	9,202	89,161	—	10,673
Payments for property, plant and equipment		(131,737)	(163,366)	(174,952)	(12,598)	(37,066)
Proceeds from sale of investments		5,753	—	3,796	—	—
Payments for operating rights and licences		(56,625)	—	—	—	—
Payments for investments		—	(15,106)	(5,493)	—	—
Proceeds from loans repaid		—	209	678	—	(14,260)
Payments for loans		—	—	(968)	—	—
Payments for additional equity in controlled entities		—	—	(60,596)	—	(41,451)
Proceeds/(payments) for loans to controlled entities		—	—	—	(565,124)	(220,738)
Proceeds from sale of Faulding oral pharmaceutical business		—	—	1,312,257	—	—
Payments for product development		(9,735)	—	—	—	—
Payments for amounts capitalised into goodwill		(7,958)	(23,318)	(73,821)	(2,250)	—

Net investing cash flows		214,691	(164,446)	845,794	72,806	51,413

Cash Flows from Financing Activities
Proceeds from issue of shares		471	20	9,823	471	20
Proceeds from borrowings		797,590	610,000	46,801	380,122	610,000
Repayments of borrowings		(648,535)	(550,000)	(1,094,091)	(280,888)	(550,000)
Finance lease principal		(3,643)	(9,020)	(9,139)	—	—
Payments for share buy-back		(493,835)	(131,959)	—	(493,835)	(131,758)
Dividends paid		(54,566)	(71,296)	(66,241)	(54,566)	(71,296)
Realised foreign exchange gains/(losses)		(32,947)	(27,077)	(60,042)	12,181	(28,182)

Net financing cash flows		(435,465)	(179,332)	(1,172,889)	(436,515)	(171,216)

Net increase/(decrease) in cash held		51,916	(157,781)	(147,036)	74,513	(78,479)
Cash at the beginning of the financial year		255,192	425,411	580,901	130,490	209,507
Effect of exchange rate changes on cash held		(2,863)	(12,438)	(8,454)	—	(538)

Cash at the end of the financial year	23	304,245	255,192	425,411	205,003	130,490

The accompanying notes form part of this Financial Report

MAYNE FINANCIAL REPORT 2004    5

Notes to Financial Statements

for the financial year ended 30 June 2004

1. Statement of significant accounting policies

The significant policies which have been adopted in the preparation of this Financial Report are:

(a) Basis of preparation

The Financial Report, being a general purpose Financial Report, has been prepared in accordance with the following significant accounting policies which, except where there is a change in accounting policy which is separately disclosed, are generally consistent with previous years and which are also in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The Financial Report has been prepared in accordance with conventional historical cost principles and has not been adjusted to take account of changing money values except to the extent that the revaluations of certain non-current assets partially reflect such changes.

(b) Financial year

The 2004, 2003 and 2002 financial years comprised the years ended 30 June 2004, 30 June 2003 and 30 June 2002. The accounts have been prepared in accordance with the versions of applicable Accounting Standards in force for financial years ending on 30 June.

(c) Reclassification of financial information

Segmental reporting has been revised to include the Medical Centres segment with the Pathology services segment and to include the Hospitals segment and the Ethical Category Drug (ECD) business as discontinued businesses.

The consolidated entity operates predominantly in the following industries:

“Pharmaceuticals” comprises the development, manufacture and distribution of injectable pharmaceuticals and of health and personal care products. The ECD business was divested during the year and is shown as discontinued.

“Diagnostic Services” comprises pathology services, including the management of medical centres and diagnostic imaging services.

“Pharmacy” comprises the provision of distribution and retail management services to pharmacies.

“Hospitals” comprises the management of stand alone and co-located private hospitals and public hospital management. The Hospital businesses were divested during the period and have been disclosed as discontinued.

“Logistics” comprises warehousing and distribution, distribution fleet management, armoured cars, priority and specialised express freight, couriers and messengers. The Logistics businesses were divested during the 2002 financial year and have been disclosed as discontinued.

“Unallocated” comprises expenditure which is not recovered from the operating businesses, cash deposits, investments, borrowings and tax balances not attributed to the operating businesses.

There are no material inter-entity sales.

Provisions

Certain amounts classified in other creditors in the previous financial year have been reclassified to provisions as a result of the first time application of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”.

The amounts reclassified are as follows:

•	$105,065,000 consolidated ($26,585,000 parent entity) reclassified from current other creditors to provisions

•	$820,000 consolidated ($820,000 parent entity) reclassified from other non-current creditors to provisions.

(d) Revenue recognition (Note 3)

Sales revenue comprises revenue from the sale of goods and from the provision of services. Sales revenues are recognised at the fair value of the consideration received net of the amount of goods and services taxes payable to the taxation authorities. Revenue from the sale of goods arises in the Pharmaceuticals, Consumer Products and Pharmacy businesses to entities outside the consolidated entity. Revenue from the sale of goods is recognised (net of rebates, returns, discounts and other allowances) when control of the goods passes to the customer. In the pharmaceuticals business, where rebates are based on sales achieved by distributors, these rebates are estimated and recorded as a deduction from sales revenue. Where goods are shipped to distributors on consignment, the sale is not recognised until the distributor has recorded a sale to a third party. Service revenue earned (net of discounts and allowances) from the provision of services by the Pathology, Diagnostic Imaging and Pharmacy businesses and until their divestment in December 2003 the Hospitals businesses, is recognised when the service has been performed.

Interest income is recognised as the interest accrues.

The gross proceeds of asset sales are recognised as revenue once control of the asset has passed to the purchaser and the profit or loss on disposal is also brought to account at this time.

6    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

1. Statement of significant accounting policies (continued)

(d) Revenue recognition (Note 3) (continued)

Dividend income from controlled entities is brought to account in the parent entity at the time the dividends have been declared by the controlled entities. Dividend income from associated entities is brought to account at the time the dividends are received.

Research and development grants relating to research and development costs that have been expensed are recognised as revenue.

(e) Foreign currency

Transactions:

Foreign currency transactions are translated to Australian currency at average rates approximating the rates of exchange applicable at the transaction dates and gains and losses have been brought to account in determining period income.

Amounts receivable and payable in foreign currencies at balance date have been translated at the rates of exchange ruling on that date. Exchange differences relating to amounts receivable and payable in foreign currencies are brought to account as exchange gains or losses in the Statements of Financial Performance in the financial year in which the exchange rates change.

Translation of the financial statements of overseas controlled entities:

Assets and liabilities of overseas controlled entities have been translated at the rates of exchange ruling at balance date. Equity items are translated at historic rates.

The Statements of Financial Performance have been translated at an average rate for the year. Exchange differences arising on translation of “self sustaining” foreign entities have been transferred to the Foreign Currency Translation Reserve on consolidation.

The balance of the Foreign Currency Translation Reserve relating to a self-sustaining foreign controlled entity that is disposed of is transferred to retained earnings in the year of disposal.

Hedges:

Having regard to natural currency hedges, where foreign assets are offset against foreign liabilities, the Directors have, where prudent, entered into specific hedge transactions to protect the value of equity in and loans to overseas controlled entities. In accordance with the requirements of AASB 1012 “Foreign Currency Translation” gains or losses resulting from these transactions relating to self- sustaining controlled entities have been transferred to the Foreign Currency Translation Reserve.

Where hedge transactions are designed to hedge the purchase or sale of goods or services, exchange differences arising up to the date of the purchase or sale, together with any costs or gains arising at the time of entering into the hedge, are deferred on balance sheet and included in the measurement of the purchase or sale.

Any exchange differences on the hedge transaction after the date of the purchase or sale are included in the Statements of Financial Performance.

(f) Income tax

Tax effect accounting is adopted in both the parent entity and consolidated entity financial statements. To the extent that timing differences occur between the time items are taken up in the financial statements and when they are taken into account for determination of taxable income, the related taxation liability or benefit calculated at current rates is disclosed in the financial statements as Deferred Tax Liabilities or Deferred Tax Assets. Future income tax benefits are not brought to account as deferred tax assets unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses are not recorded unless realisation is virtually certain.

Withholding tax payable on the distribution of profits from overseas investments is brought to account at the time dividends are proposed. Capital gains tax is provided in the Statements of Financial Performance in the period in which an asset is sold.

When an asset is revalued capital gains tax is not provided at the time of revaluation unless it is known that the asset will eventually be sold.

Tax consolidation:

The parent entity is the head entity in the tax-consolidated group comprising all of the Australian wholly-owned subsidiaries set out in Note 31. The implementation date for the tax-consolidated group was 1 July 2002. The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intragroup transactions).

The Australian wholly-owned subsidiaries have not entered into a tax funding agreement with the head entity.

MAYNE FINANCIAL REPORT 2004    7

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

(g) Inventory valuation

Raw materials and stores, work in progress and finished goods are carried at the lower of cost and net realisable value. In the Pharmaceuticals and Consumer Products businesses that engage in manufacturing activities standard costing is used. Standard cost includes direct materials, direct labour and other direct variable costs and allocated production overheads necessary to bring inventories to their present location and position, based on normal operating capacity of the production facilities. The cost of manufacturing inventories and work in progress are assigned on a first-in first-out basis. Costs arising from exceptional wastage are expensed as incurred. Net realisable value is determined on the basis of each inventory line’s normal selling pattern. Expenses of marketing, selling and distribution are deducted to establish net realisable value.

(h) Receivables

Trade debtors are generally to be settled within 30 days and are carried at amounts due. Other debtors are carried at amounts due.

The collectibility of debts is assessed at balance date and specific provisions are made for any doubtful accounts. In addition a general provision is maintained.

(i) Investments

The consolidated entity financial report is a consolidation of the financial statements of the parent entity (holding company) and all its controlled entities (subsidiaries) and equity consolidation of all of its associated entities.

The controlled entities have been determined in accordance with the definition in AASB 1024 “Consolidated Accounts”. AASB 1024 defines control as the capacity of an entity to dominate decision making, directly or indirectly, in relation to the financial and operating policies of another entity so as to enable the other entity to operate with it in achieving the objectives of the controlling entity.

The associated entities have been determined in accordance with AASB 1016 “Accounting for Investments in Associates”. This includes all associated entities over which the parent entity has the capacity to influence significantly the policies of that associate.

Outside interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the consolidated accounts.

All inter-entity transactions and balances have been eliminated on consolidation.

Accounts of foreign controlled entities prepared in accordance with foreign accounting principles are, for consolidation purposes, amended to conform with Australian generally accepted accounting principles.

(j) Property, plant and equipment

Acquisition:

Items of property, plant and equipment are recorded at cost and depreciated as outlined in Note 1(q).

Revaluations:

Land and buildings are independently revalued every three years to their fair values based on their highest and best use. In the intervening periods the fair values are reassessed in the light of prevailing trading conditions by reference to the present values of the net cash inflows generated by the operations using the land and buildings which can be attributed to these assets. The net cash inflows are estimated using market determined risk adjusted discount rates appropriate for the class of asset and the operating segment. These valuations are disclosed as Directors’ valuations.

No revaluations of land and buildings have taken into account the potential capital gains tax in relation to Australian assets.

Assets held for resale:

Items of property, plant and equipment held for resale are classified as Other Current Assets. These assets are carried at their fair values.

(k) Plantation assets

During the financial year the group acquired Yew tree plantations on leased land in the USA. The plantations will be “whole tree” harvested and the harvested trees dried and processed. The resultant active pharmaceutical ingredient (API) Taxane is recognised as inventory. The plantation assets are measured at net market value at date of acquisition. There has been no change in the net market value between acquisition date and balance date. Of the 2,244,400 trees acquired, only 693,500 were assigned a value, being those trees scheduled for harvest by the 2005 season.

Plantation assets are measured at net market value at each balance date and any increments/decrements are recognised in the Statements of Financial Performance.

8    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

1. Statement of significant accounting policies (continued)

(l) Intangibles

Goodwill:

Purchased goodwill and goodwill on consolidation, representing the difference between the cost of investments in certain businesses and controlled entities and the fair value of the net assets acquired, have been reviewed by the Directors to confirm that the current valuation is appropriate and systematically amortised against operating income over the period of time, not exceeding twenty years, during which benefits are expected to arise.

Brand names, licences and operating rights:

The brand names and licences, where applicable, have all been acquired with purchases of businesses or controlled entities. Acquired brands are only recognised where title is clear, brand earnings are separately identifiable and the brand could be sold separately from the rest of the business.

Depreciation rates range from 1% per annum to 50% per annum dependent upon the nature and useful or contractual life of the intangible asset.

No annual amortisation is provided where the end of the economic life of the acquired brand, licence or operating right cannot be foreseen and is not limited by technical, commercial or legal factors.

The value inherent in the brand names and licences is reliant on the ability to generate superior returns for the business. The consolidated entity has adopted a policy to review the useful life and recoverable amount on an annual basis in conjunction with a triennial independent valuation of each brand and licence.

The carrying value of each brand name and licence was independently assessed during the June 2003 financial year by Trowbridge Deloitte Limited. The valuation basis used involved the determination of a royalty by comparing the estimated discounted cash flows of the business to the estimated discounted cash flows specifically attributable to the brand name or licence, and then valuing this royalty stream.

(m) Capitalisation of Interest

Building projects:

To establish the costs of capital projects, interest is capitalised on capital projects during development. The interest is amortised over the estimated useful life of the relevant fixed asset. No interest was capitalised during the current year (2003 : Nil).

(n) Capitalisation of leased assets

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance lease assets and liabilities are capitalised in the financial statements. Assets and liabilities have been recorded at the present value of the minimum lease payments from the beginning of the lease term. Leased assets are amortised over the lease term, or over the expected life of the leased property. The lease liabilities have been classified between current and non-current amounts.

(o) Recoverable amounts of non-current assets valued on a cost basis

The carrying amounts of non-current assets valued on a cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying value of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. In assessing the recoverable amount the relevant estimated cash flows have been discounted to their present value. The discount rate used, based on weighted average cost of capital, was 9.6%. (2003 9.6%).

(p) Deferred expenditure

Material items of expenditure are deferred to the extent that future economic benefits can be measured reliably, are directly attributable to an asset controlled by the consolidated entity, are recoverable out of future revenue, do not relate solely to revenue which has already been brought to account and will contribute to the future earning capacity of the consolidated entity.

Deferred expenditure is amortised over the period in which the related benefits are expected to be realised with a maximum period of five years and the recoverable amount is reviewed in accordance with the policy set out in Note 1(o).

(q) Depreciation and amortisation

Freehold properties:

Depreciation of buildings on freehold land has been calculated on their fair value. Buildings are depreciated at 2.5% per annum.

Leasehold improvements:

The fair values of leasehold improvements are amortised by equal annual charges over the unexpired lease periods, that range from one year to fifteen years.

MAYNE FINANCIAL REPORT 2004    9

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

Plant and equipment:

Provision for depreciation of these assets is calculated by the straight line method at various rates appropriate to their estimated useful lives.

Depreciation rates range from 5% per annum to 33.3% per annum dependent upon the nature and useful life of the asset.

Leased plant and equipment:

Provision for depreciation of these assets is calculated by the straight line method at various rates appropriate to their estimated useful lives.

Depreciation rates range from 5% per annum to 33.3% per annum dependent upon the nature and useful life of the asset.

All of the above rates are consistent with those used in the prior financial year.

(r) Payables

Trade creditors are generally settled within 30 days and are carried at amounts payable. Other creditors are carried at amounts payable.

(s) Employee entitlements

Wages, salaries, annual leave and sick leave:

The provisions for employee entitlements to wages, salaries, annual leave and vesting sick leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees’ services provided up to the balance date. The provisions have been calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at reporting date and include related on-costs.

Long service leave:

The liability for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees’ services provided up to the balance date.

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, and the consolidated entity’s experience with staff departures. Related on-costs have also been included in the liability.

Superannuation funds:

The consolidated entity contributes to several superannuation funds. Contributions are charged against income as they are made.

Three of the funds to which the Company contributes are defined benefit plans. Details of these plans are set out in Note 34. These defined benefit plans are closed to new members and employees are members of Company sponsored defined contribution plans or of industry or government plans depending on regional requirements.

Executive Share Option Scheme:

The parent entity granted options to certain employees under an Executive Share Option Scheme. Other than the costs incurred in administering the scheme, which are expensed as incurred, the consolidated entity has not recognised an expense associated with the scheme. When options are exercised the employee pays cash that is banked and new shares are issued for the equivalent value, resulting in an increase in contributed equity.

Employee Share Acquisition Plan:

During the 1998/1999 financial year the group granted shares to certain employees under an Employee Share Acquisition Plan. An interest free loan has been advanced to employees under this scheme. The loan is carried in the accounts at its recoverable amount. The costs incurred in administering the scheme and the cost of any write down of the loan to employees to its recoverable amount are an expense to the consolidated entity.

During the 2002 financial year eligible employees were invited to purchase approximately $1,000 of Mayne Group ordinary shares at a purchase price of 1 cent per share. Other than the costs incurred in administering the scheme, which were expensed as incurred, the consolidated entity has not recognised an expense associated with the scheme.

Senior Executive Short Term Incentive Plan:

During the financial year the group established a share plan under which eligible senior executives must take a specified percentage of incentive remuneration in the form of Mayne Group ordinary shares. These shares are subject to a three year vesting period and dealing restrictions for a period of 10 years from the date of the award of the shares whilst the executive remains an employee.

(t) Provisions

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that this will result in an outflow of economic benefits.

Where the effect is material, provisions are determined by discounting the expected future cash flows at a rate that reflects the time value of money and the risks specific to the liability.

10    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

1. Statement of significant accounting policies

(continued)

Restructuring:

A provision for restructuring is recognised at acquisition where there is a demonstrable commitment and a detailed plan such that there is little or no discretion to avoid the payments and the amounts can be reliably estimated. Such provisions relate only to costs associated with the acquired entity.

Other provisions for restructuring are recognised when a detailed plan has been approved and the restructure has commenced or been publicly announced.

Acquisitions:

Provisions are raised at acquisition for redundancies, contractual arrangements and claims liabilities.

Onerous contracts:

Provision is made where the consolidated entity is party to onerous contracts.

Surplus leased premises:

Provisions are made in circumstances where the consolidated entity has entered into non-cancellable operating leases for premises which have either been vacated or have been sub-let at lower rentals than the consolidated entity is paying.

Self-insured workers compensation:

Australian businesses provide for self-insured workers compensation under licencing conditions of the respective States. The provisions are based on independent actuarial assessments of claims liabilities and IBNR factors.

(u) Derivatives

The consolidated entity is exposed to changes in interest rates and foreign exchange rates from its activities. To hedge these exposures the consolidated entity uses derivative financial instruments, including interest rate swaps, cross currency interest rate swaps, foreign exchange swaps and interest rate options. The consolidated entity does not enter, hold or issue derivative financial instruments for trading purposes. Controls have been put in place to monitor compliance with consolidated entity policy. Derivative financial instruments that are designated as hedges and are effective as hedges of underlying exposures are accounted for on the same basis as the underlying exposure.

Interest rate swaps:

Interest payments and receipts under interest rate swap contracts are recognised on an accruals basis in the Statements of Financial Performance as an adjustment to interest expense during the period.

Cross currency interest rate swaps:

Interest payments and receipts under cross currency interest rate swap contracts are recognised on an accruals basis in the Statements of Financial Performance as an adjustment to interest expense during the period. The accounting for principal amounts is set out in Note 1 (e).

Foreign exchange derivatives:

The net receivable or payable under foreign exchange swaps and forward contracts is recorded on the Statements of Financial Position from the date of entering into the derivative. When recognised, the net receivable or payable is revalued using the exchange rate current at reporting date.

Interest rate options:

Interest rate options are used to hedge interest rate exposures. The premiums paid on interest rate options and any realised gains or losses on exercise are included in other assets and are amortised to interest expense over the terms of the agreements.

(v) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the GST is not recoverable from the Australian Tax Office (ATO), when it is recognised as part of the cost of acquisition of an asset or as part of an expense.

Receivables and payables are stated with the amount of GST included.

The net amount recoverable from or payable to the ATO is included as a current asset or a current liability in the Statements of Financial Position.

Cash flows are included in the Statements of Cash Flows on a gross of GST basis. GST components of investing and financing cash flows recoverable from or payable to the ATO are classified as operating cash flows.

(w) Use of estimates

The preparation of the Financial Report in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated Financial Report and the reported amounts of revenues and expenses during the

MAYNE FINANCIAL REPORT 2004    11

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

reporting periods. Actual results could differ from these estimates. A regular review is made of these estimates and any movements resulting from a change in the estimates are recognised through profit and loss.

(x) Nature of operations

The consolidated entity operates substantial businesses in three core industries: Pharmaceuticals, Diagnostic Services and Pharmacy. Pharmaceuticals includes the development, manufacture and distribution of injectable pharmaceuticals and of health and personal care products. Pharmaceuticals has plants in Australia, USA, Puerto Rico and Germany and distributes to more than 50 countries in three regions being Asia Pacific, Americas and Europe, Middle East and Africa. During the year the Australian based Ethical Category Development (ECD) business was divested and is included in discontinued operations.

Diagnostic Services includes pathology, medical centres and diagnostic imaging services.

Pharmacy includes the provision of distribution and retail management services to pharmacies.

Diagnostic Services and Pharmacy operations are solely in Australia.

During the year the consolidated entity divested its Hospitals business, which is included in discontinued operations. Hospitals comprises the management of stand-alone and co-located private hospitals as well as public hospital management. The Hospital division operated predominantly in Australia along with operations in Indonesia.

2. Transition to IFRS

For reporting periods on or after 1 January 2005, Mayne Group Limited (“Mayne”) must comply with International Financial Reporting Standards (“IFRS”) as issued by the Australian Accounting Standards Board. The reporting period beginning 1 July 2005 (FY06) is the first period that Mayne will be using the new standards. Comparative information for the FY05 period in the FY06 accounts will be required to be re-stated as though it was completed using the new IFRS standards with the majority of adjustments being made, retrospectively, against retained earnings. This means that Mayne’s opening IFRS balance sheet will be a re-stated balance sheet dated 1 July 2004.

Mayne has appointed a steering committee that has responsibility to ensure the transition to IFRS reporting standards is achieved on a timely basis. The Chief Financial Officer chairs the IFRS steering committee meetings and is responsible for reporting on the progress of the project to the Mayne Audit and Compliance Committee. A project team responsible for the day-to-day management of the project has been appointed and this team reports to the steering committee.

A detailed project plan with six distinct phases has been developed. The phases of the project and the key actions related to each phase are detailed below:

Definition phase

•	Assignment of roles and responsibilities for the transition project, including the formation of a project team and the steering committee.

•	Preparation of a detailed project plan which outlines roles, responsibilities, resource requirements, project risks, timelines, objectives, key deliverables, milestones, controls and procedures.

Communication phase

•	A communication plan for the project has been established.

•	The project plan has been communicated to the Audit and Compliance Committee, project team members and the impact on all other key employees of the transition to IFRS.

Technical accounting change review and analysis

•	Detailed review of each pending standard, noting each difference between the existing and pending standard, the extent of the potential impact and planned implementation of any changes throughout Mayne. This detailed standard analysis has been reviewed by KPMG.

•	Preparation and distribution of papers detailing the significant changes in financial reporting.

•	Collation and analysis of data has commenced to assess, at a high level, the potential impact on Mayne of the transition to IFRS.

System changes

•	Assessment of new information requirements and changes to key business processes caused by the transition to IFRS.

•	Revision of group reporting models to capture IFRS transitional adjustments and to enable parallel running from the transition date, 1 July 2004, to the adoption date, 1 July 2005. This will facilitate the preparation of an opening balance sheet under IFRS at 1 July 2004 and comparatives under IFRS for the financial year ending 30 June 2005.

Training

•	Preparation of tailored training materials addressing all aspects of the implementation of, and transition to, IFRS.

•	Updating the Mayne Accounting Policy Manual to reflect IFRS based accounting policies.

•	Presentation of the above materials to those employees of Mayne significantly affected by the transition to IFRS.

12    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

2. Transition to IFRS (continued)

Implementation

•	Mayne plans to have an opening IFRS balance sheet, as at 1 July 2004, completed for the preparation of the December 2004 accounts.

•	During the preparation of the opening balance sheet, differences arising on transition to IFRS will be finalised. These adjustments will be quantified in the accounts for the half-year ending 31 December 2004.

•	Half-year IFRS comparatives dated 31 December 2004 and full year IFRS comparatives dated 30 June 2005 will be completed directly after existing Australian GAAP accounts have been finalised.

•	31 December 2005 half-year accounts will be the first set of IFRS published accounts prepared by Mayne.

As at 30 June 2004, Mayne considers the project to be progressing in line with the original project plan, with the first three phases of the project largely complete.

Based on the work performed to date, the major potential implications of the conversion to IFRS on Mayne are as follows:

Financial instruments

Mayne has both foreign currency borrowings and foreign operations. Mayne uses a combination of financial instruments to hedge the foreign currency and interest rate risks inherent in these borrowings and net foreign assets. Refer to Notes 23 and 24 for further details on these instruments and the risk management policy governing the use of derivatives.

Under IFRS, all “derivative” financial instruments must be recognised in the balance sheet at their fair value, with any movements in fair value recognised in current period income. This change in accounting treatment may increase volatility in the income statement unless certain specific “hedge accounting” criteria are satisfied.

Based on the work performed to date, Mayne expects that it will be able to satisfy these hedge accounting criteria for the majority of its derivative financial instruments, thereby mitigating the potential increase in volatility arising as a result of this change in accounting requirements.

Taxation

A “balance sheet” approach to the accounting for taxation will be adopted, replacing the “income statement” approach currently used by Australian companies. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. It is expected that this change will result in the group being required to carry higher levels of deferred tax assets and liabilities, although it is not expected that these changes will be material at the time of transition to IFRS.

Post-employment benefits – defined benefit superannuation plans

The current policy of the group is to make sufficient contributions to defined benefit superannuation plans that operate in the United States, Germany and Australia to ensure that there is no actuarially determined shortfall (based on the “accumulated benefit obligation”) in the individual plans. Such contributions are expensed as incurred. Refer to Note 34 for further details on the superannuation plans.

Under IFRS, actuarially determined gains or losses in the plans (determined in accordance with the Accounting Standard) will be recognised in the income statement and consequently the group will recognise an asset or liability for the net position of the defined benefit superannuation plans. Due to the above policy of ensuring there is no actuarial shortfall, Mayne does not expect any material adjustments to be made.

Intangibles

Mayne has goodwill and separately identified intangible assets as detailed in Note 15.

Goodwill and intangible assets with indefinite useful lives are not required to be amortised under IFRS. However these assets will be tested for impairment annually, with any impairment write down recognised in the income statement in the period in which it occurs.

Consistent with current Australian accounting requirements, intangible assets with a finite useful life are amortised over that period.

Impairment

Tangible non-current assets and intangible assets with finite useful lives must be tested for impairment, initially at the transition date to IFRS, being 1 July 2004, and thereafter if there is an indicator of potential impairment. Similarly, goodwill and intangible assets with indefinite useful lives must also be tested for impairment, initially at the transition date to IFRS and thereafter on an annual basis.

Impairment of these assets will be assessed by comparing the carrying value of the assets to the discounted net cash flows generated by either the individual assets or the applicable “cash generating unit” to which the assets being tested belong.

The majority of Mayne’s tangible non-current assets are held by its Pharmaceutical segment (refer to the segments assets table in Note 25 for details) and, given the performance of this segment, impairment of these assets is not expected to occur.

MAYNE FINANCIAL REPORT 2004    13

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

Equity based compensation

Whilst information relating to the number and respective fair values of share and option issues is disclosed in the Financial Report under current Australian accounting requirements (refer to Notes 20 and 35 for details) Mayne does not recognise an expense in the income statement for these issues.

On transition to IFRS, Mayne will measure the fair value at issue date for any new issues of shares and options that are considered compensatory under IFRS and will amortise this fair value as an expense in the income statement. An expense will also be recognised for any issues that had not fully vested by 1 January 2005.

Leases

The classification of a lease as an “operating” lease or a “finance” lease under IFRS is primarily based on qualitative guidelines, rather than the existing combination of qualitative and quantitative guidelines contained in Australian GAAP. As part of the transition project, Mayne is reviewing its lease contracts to ensure leases continue to be correctly classified as operating or financing. This review may result in an increase in the number of leases classified as financing, and therefore in the recognition of lease assets and liabilities in the balance sheet. The impact on the income statement is not expected to be significant, as the operating lease expense would be replaced by a depreciation charge and an interest expense of a similar magnitude.

First-time adoption of Australian equivalents to IFRS

AASB 1 “First-Time Adoption of Australian Equivalents to IFRS” grants limited exemptions from the requirements in Australian equivalents to IFRS, in specified areas where the cost of compliance would be likely to exceed the benefits to users of financial reports.

Of the exemptions and options available under AASB 1, those most likely to impact on Mayne and are therefore are under consideration include:

•	Exemption from the application of AASB 3 Business Combinations retrospectively to past acquisitions that occurred before the date of transition to IFRS.

•	The option to deem revalued land and buildings before the date of transition to Australian equivalents of IFRS as cost.

•	The option to deem the cumulative translation differences for the group before the date of transition to Australian equivalents of IFRS to be zero.

The above summary should not be taken as an exhaustive list of changes that will result from the transition to IFRS. Whilst significant progress has been made in identifying the impact of the transition, some of the changes will not become apparent until an opening balance sheet has been prepared. The areas identified above are currently being analysed but have not yet been fully quantified. Additionally, currently unknown changes to the “standard platform” of IFRS equivalent standards may also need to be “early adopted” by Mayne in order for Mayne to be IFRS compliant in its first set of financial statements. For these reasons it is not yet possible to quantify the total impact of the transition to IFRS on Mayne’s financial position and reported results.

14    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

		Consolidated			Parent entity
	Note	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000
3. Revenue

Revenue from operating activities:
Sales revenue
- Revenue from services		1,405,013	2,594,913	3,085,707	132,025	559,795
- Revenue from sale of goods		2,684,656	2,599,597	1,906,250	—	—

		4,089,669	5,194,510	4,991,957	132,025	559,795

Other revenue
Dividends received
- Controlled entities		—	—	—	161,735	116,569
- Other persons		—	—	1,003	—	—

Interest received
- Controlled entities		—	—	—	14,877	35,824
- Other associated entities		33	11	15	—	—
- Other persons		17,462	12,009	31,899	13,742	8,472

Revenue from outside operating activities:
Proceeds on sale of non-current assets
- Property, plant and equipment		2,810	59,476	17,186	—	27,775
- Investments		—	11,103	—	—	—
- Businesses and controlled entities		871,191	496,048	4,551	737,800	460,450

Other income		61,601	66,938	63,809	297	14

		5,042,766	5,840,095	5,110,420	1,060,476	1,208,899

4. Profit/(loss) from ordinary activities before income tax expense

(a)	Profit/(loss) from ordinary activities before income tax expense includes the following specific net gains and expenses:

Cost of goods sold	(2,315,666)	(2,190,788)	(1,583,979)	—	—

Borrowing costs:
- Controlled entities	—	—	—	(8,586)	(12,260)
- Other persons	(31,290)	(41,504)	(50,904)	(24,004)	(35,044)
- Finance leases	(933)	(3,630)	(572)	(51)	—

	(32,223)	(45,134)	(51,476)	(32,641)	(47,304)

Amortisation and depreciation of:
- Goodwill	(78,629)	(89,311)	(66,912)	—	(1,285)
- Licences and operating rights	(1,299)	(2,469)	(1,421)	(644)	(922)
- Research and development	(585)	(369)	—	—	—
- Freehold buildings	(7,527)	(18,672)	(17,216)	—	(302)
- Leasehold improvements	(4,466)	(9,891)	(5,232)	(1,216)	(7,641)
- Plant and equipment	(57,301)	(83,324)	(100,708)	(6,685)	(18,219)
- Leased plant and equipment	(6,006)	(7,970)	(4,552)	(14)	(45)
- Deferred expenditure	(532)	(1,516)	(1,097)	(37)	(92)

	(156,345)	(213,522)	(197,138)	(8,596)	(28,506)

MAYNE FINANCIAL REPORT 2004    15

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Consolidated			Parent entity
	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000

4. Profit/(loss) from ordinary activities before income tax expense (continued)

(a) Profit/(loss) from ordinary activities before income tax expense includes the following specific net gains and expenses (continued):

Bad and doubtful debts expense	(8,868)	(13,237)	(6,133)	(30)	(5,823)
Net gain on sale of property, plant and equipment	375	—	7,564	145	—
Net loss on sale of property, plant and equipment	(4,525)	(9,002)	(2,275)	(4,277)	(8,480)
Net gain on sale of investments	—	620	3,796	—	—
Net loss on sale of investments	—	—	—	—	—
Research and development	(26,607)	(25,600)	(27,366)	—	—
Provision for employee benefits	(73,330)	(109,326)	(100,608)	(8,400)	(28,751)
Operating lease rentals:
- Property	(66,398)	(85,817)	(66,912)	(9,675)	(23,290)
- Plant and equipment	(24,861)	(52,709)	(34,606)	(1,830)	(14,563)
Realised foreign exchange gains/(losses)	107	—	(9)	12,181	(23,463)
Unrealised foreign exchange gains/(losses)	3,807	—	(161)	(5,034)	99,951

(b) Individually significant items included in profit/(loss) from ordinary activities before income tax expense:

Realised exchange gains/(losses)	—	—	—	12,181	(23,330)
Unrealised exchange gains/(losses)	—	—	—	(5,034)	99,819
Cost of investments in Logistics, Consumer Products, and Hospitals businesses divested	(870,687)	(477,240)	—	(690,686)	(643,894)
Corporate development expenditure	(7,141)	—	—	(6,895)	—
Closure and sale of Consumer Products businesses	—	(13,658)	—	—	(12,843)
Write down and sale of Hospitals businesses	—	(94,068)	—	—	(41,239)
Write down of IT assets	—	(34,774)	—	—	(15,201)
Product recall	—	(48,635)	—	—	(11,589)
Restructuring expense	—	(12,585)	(26,843)	—	(2,550)
Loss on debt forgiveness	—	—	—	(24,000)	(28,904)
Write down of non-current assets to their estimated recoverable amount	—	(350,000)	—	—	(459,752)

Total significant expense items	(877,828)	(1,030,960)	(26,843)	(714,434)	(1,139,483)
Proceeds from sale of Logistics, Consumer Products, and Hospitals businesses divested	871,191	496,048	4,551	737,800	460,450

	(6,637)	(534,912)	(22,292)	23,366	(679,033)

16    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Consolidated			Parent entity
	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000

5. Taxation

(a) The prima facie tax on profit/(loss) from ordinary activities differs from the income tax provided in the financial statements and is reconciled as follows:

Prima facie income tax expense calculated at 30% (2003 and 2002 30%) on the profit from ordinary activities	51,712	(117,469)	62,349	35,272	(177,765)

From which is deducted the tax effect of:
Dividend income	(60)	1,172	—	(78,418)	(33,449)
Under/(over) provision in prior year for continuing businesses	(2,608)	1,357	3,747	(4,635)	206
Utilisation of prior year tax losses	—	(911)	(1,397)	—	(420)
Capital allowances	(2,597)	(4,815)	(4,403)	(878)	(929)
Recognition of tax losses	—	—	(2,096)	—	—
Non-taxable capital profits	—	—	(1,367)	—	—
Non-taxable exchange gains	—	(14)	—	—	(14)
Recognition of future tax benefit on fixed assets	—	—	(2,599)	—	—
Employee Share Acquisition Plan	—	—	(4,039)	—	—
Tax deduction on capitalised expenditure	(969)	(1,718)	(1,476)	(969)	—
Research and development	(2,033)	(1,422)	(1,273)	(2,033)	—
Non-assessable income	—	—	(3,381)	—	—
Impairment provision release	(113)	(628)	(1,664)	(113)	(475)
Other variations	306	1,796	(4,574)	609	(20)
Individually significant items
Adoption of Australian tax consolidation regime	—	—	—	(44,676)	—
Prior year overprovision - disposal of Logistics businesses	(4,882)	—	(39,831)	—	—
Non-taxable exchange gains on foreign borrowings	—	—	—	(10,462)	(15,932)
Non-taxable capital profits Hospital divestments	—	—	—	(14,002)	—
Other variations	(275)	(565)	—	248	430

	38,481	(123,217)	(2,004)	(120,057)	(228,368)

To which is added the tax effect of:
Non-deductible depreciation/amortisation	24,384	33,134	20,566	11,860	1,751
Non-deductible expenditure	3,461	5,886	6,047	2,389	480
Overseas income tax rate differences	(203)	4,536	2,895	—	—
Withholding tax paid	—	—	—	—	5,217
Current year losses on which no tax benefit has been recognised	4	2,288	1,921	—	—
Share of net (profits)/losses of associated entities	(38)	(153)	276	—	—

Individually significant items
Income tax expense related to wholly owned subsidiary transactions in the Australian tax consolidated group	—	—	—	92,244	—
Write off of deferred tax balances on adoption of Australian tax consolidation regime	6,491	—	—	6,491	—
Non-deductible expenditure - corporate development expenditure	1,828	—	—	1,606	—
Non-deductible expenditure - disposal of Logistics businesses	—	(2,157)	—	—	35,602
Non-deductible expenditure - disposal of Hospitals businesses	—	5,425	—	—	(3,957)
Non-deductible expenditure - disposal and closure of Consumer Products businesses	—	30	—	—	3,853
Non-deductible expenditure - product recall	—	120	—	—	—
Non-deductible expenditure restructure/rebranding	—	133	506	—	—
Non-deductible loss on debt forgiveness	—	—	—	—	8,671
Tax losses not carried forward as a future income tax benefit	—	30,000	—	—	30,000
Non-deductible expenditure - timing differences not recognised	—	105,000	—	—	137,926
Non-deductible write down of other assets	—	—	409	—	—

Income tax expense/(benefit) attributable to profit/(loss) from ordinary activities	74,408	61,025	30,616	(5,467)	(8,825)

MAYNE FINANCIAL REPORT 2004    17

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Consolidated			Parent entity
	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000

5. Taxation (continued)

(b) Individually significant items included in income tax expense:
Realised exchange gains/(losses)	—	—	—	5,742	2,589
Unrealised exchange gains/(losses)	—	—	—	(1,525)	(10,174)
Adoption of Australian tax consolidation regime	—	—	—	44,676	—
Income tax expense related to wholly-owned subsidiary transactions in the Australian tax consolidated group	—	—	—	(92,244)	—
Logistics business divestments	4,882	(3,485)	38,466	—	19,569
Closure and sale of Consumer Products businesses	—	4,068	—	—	—
Write down and sale of Hospitals businesses	—	22,795	—	—	16,329
Write down of IT assets	—	10,432	—	—	4,560
Devolution costs	—	3,643	—	—	765
Product recall	—	14,470	—	—	3,477
Write down of deferred tax assets to their estimated recoverable amounts	—	(30,000)	—	—	(30,000)
Restructuring expense	—	—	7,138	—	—
Corporate development expenditure	438	—	—	364	—
Tax expense on adopting Australian tax consolidations	(6,491)	—	—	(6,491)	—

	(1,171)	21,923	45,604	(49,478)	7,115

(c) Benefit for tax losses incurred
(a) Benefit Recognised
Included in the balance shown for deferred tax asset in Note 16 are the following amounts in respect of tax losses (revenue and capital) which have been tax effected for accounting purposes:
Revenue losses	33,404	41,501	46,300	26,573	50,268
Capital losses	6,542	7,944	8,786	6,542	7,066

Included in deferred tax asset	39,946	49,445	55,086	33,115	57,334

(b) Benefit Not Recognised
The potential future income tax benefit in controlled entities arising from tax losses (revenue and capital) not recognised as an asset because recovery is not virtually certain is estimated at:
Revenue losses	32,181	33,978	3,208	30,000	30,000
Capital losses	185,648	98,749	7,542	185,648	92,108

	217,829	132,727	10,750	215,648	122,108

This benefit for tax losses will only be obtained if:

(i)	the relevant company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised or the benefit can be utilised by another company in the economic entity;

(ii)	the relevant company and/or consolidated entity continues to comply with conditions for deductibility imposed by tax legislation; and

(iii)	no changes in tax legislation adversely affect the relevant company and/or consolidated entity in realising the benefit from the deductions for the losses.

The group elected to enter the Australian Tax Consolidations regime in respect of the parent entity and all wholly owned Australian subsidiaries with effect from 1 July 2002. As a consequence of this the tax carrying value of assets was re-assessed, resulting in a write down in deferred tax assets of $6.491 million, which has been reported as a significant tax expense item.

18    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

			Consolidated
			2004		2003		2002
6. Earnings per share

Basic earnings per share:
Profit and loss from ordinary activities			13.0	¢	(57.0	¢ )	24.6	¢
Before significant items			14.0	¢	7.1	¢	21.3	¢

Fully diluted earnings per share:
Profit and loss from ordinary activities			13.0	¢	(57.0	¢ )	24.5	¢
Before significant items			14.0	¢	7.1	¢	21.2	¢

			$ ’000		$ ’000		$ ’000

Reconciliation of earnings used in calculation of basic and fully diluted earnings per share before and after significant items:
Profit after tax and outside equity interests before significant items			102,082		56,826		150,299
Significant items after tax			(7,808)		(512,989)		23,312

Profit and loss from ordinary activities after significant items			94,274		(456,163)		173,611

			NUMBER OF SHARES
Reconciliation of weighted average number of shares used in the calculation of earnings per share:
Weighted average number of ordinary shares used			726,841,704		799,835,032		706,627,202
Add: Effect of potential conversion to ordinary shares under the Executive Share Option Scheme			—		—		1,234,919

Weighted average number of shares used in calculation of diluted earnings per share			726,841,704		799,835,032		707,862,121

	Consolidated				Parent entity
	2004 $’000	2003 $’000	2002 $’000		2004 $’000		2003 $’000

7. Dividends
Over/(under) provision from prior period	—	131	(121)		—		131
Interim ordinary paid 31 March 2004 4.5c (0.0% franked Class C, 30%)	(33,252)				(33,252)
Interim ordinary paid 30 September 2003 6.0c (0.0% franked Class C, 30%)	(46,099)				(46,099)
(2003-paid 31 March 2003 4.0c (0.0% franked Class C, 30%)
(2002-paid 28 March 2002 6.0c (100% franked Class C, 30%)	—	(31,915)	(48,514)		—		(31,915)
Final ordinary dividend paid
(2002-paid 30 September 2002 8.0c 40% franked Class C, 30%)	—	—	(64,783)		—		—

	(79,351)	(31,784)	(113,418)		(79,351)		(31,784)

Since the end of the financial year the Directors have declared the following dividend:
Dividends	Amount per ordinary share	Franked amount per share	Amount per share of foreign source dividend		Record date for determining entitlements to the dividend		Dividend payment date
Final ordinary	6.5 ¢	0.0 ¢	6.5	¢	6/09/2004		30/09/2004

MAYNE FINANCIAL REPORT 2004    19

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000

7. Dividends (continued)

Dividend franking account:

Balance of franking accounts in the parent entity adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements, and after deducting franking credits to be used in payment of the above dividends.

Tax consolidation legislation:

On 1 July 2002, the parent entity and its wholly-owned Australian subsidiaries adopted the Australian Tax Consolidation legislation which requires a tax-consolidated group to keep a single franking account. The amount of franking credits available to shareholders of the parent entity (being the head entity in the tax-consolidated group) disclosed at 30 June 2004 has been measured under the new legislation as those available from the tax-consolidated group.

The comparative information has not been re-stated for this change in measurement. The comparative information calculated on the new basis would still have resulted in a “franking credits available” balance of $4.141 million at 30 June 2003.

30% franking credits			6,016	nil

8. Cash and deposits

Current
Cash on hand and at banks	94,977	103,837	6,953	4,125
Loans and deposits (a)	209,287	151,355	198,050	135,500

	304,264	255,192	205,003	139,625

Loans and deposits are denominated in the following currencies:
Australian Dollars	207,512	144,541	198,050	135,500
United States Dollars	1,775	1,919	—	—
Canadian Dollars	—	—	—	—
Malaysian Ringgit	—	—	—	—
Indonesian Rupiah	—	4,895	—	—

	209,287	151,355	198,050	135,500

Weighted average interest rates	5.26%	4.83%	5.32%	4.75%
(a) Included in loans and deposits is $108.5 million held in escrow in connection with the sale of the of the group’s C&P Hospitals.

Non-current
Loans and deposits	657	675	—	—

Loans and deposits are denominated in the following currencies:
Australian Dollars	—	—	—	—
United States Dollars	657	675	—	—
Fijian Dollars	—	—	—	—

	657	675	—	—

Weighted average interest rates	0.61%	1.07%	—	—

9. Receivables (current)
Trade debtors	521,049	687,037	8,201	56,141
Provision for doubtful debts	(15,257)	(36,651)	(1,339)	(2,512)

	505,792	650,386	6,862	53,629
Other debtors	169,093	199,468	119,837	116,990
Amounts owing by controlled entities	—	—	6,383,315	4,130,431

	674,885	849,854	6,510,014	4,301,050

20    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000
10. Inventories
Raw materials and stores at cost	73,634	92,350	—	6,048
Work in progress at cost	32,737	21,218	—	—
Finished goods at cost	347,148	274,550	—	—
Finished goods at net realisable value	—	—	—	—
Provision for diminution in value	(6,486)	(6,542)	—	—

Total inventories	447,033	381,576	—	6,048

11. Other current assets
Prepayments	31,812	32,254	7,880	9,824
Assets held for resale	—	35,311	—	19,900

	31,812	67,565	7,880	29,724

12. Receivables (non-current)
Loan to Executive Director	2,018	2,058	2,018	2,058
Loan to employees re Share Acquisition Plan	3,233	6,120	—	—
Loan to controlled entity	—	—	—	2,210
Loan to other entity	—	4,371	—	4,371

	5,251	12,549	2,018	8,639

13. Other financial assets

Investment in controlled entities
Not quoted on prescribed stock exchanges:
- Shares at recoverable amount	—	—	2,488,632	2,599,665
- Units at cost	—	—	—	72,197

	—	—	2,488,632	2,671,862

Investments in other entities (a) (b)
Quoted on prescribed stock exchanges:
- Shares at market value	3,524	4	—	—
- Shares at cost	4,732	4	—	—
Not quoted on prescribed stock exchanges:
- Shares at cost	1,294	15,001	—	—
Interest in partnership at cost	—	2,400	—	—

	6,026	17,405	—	—

Total other financial assets	6,026	17,405	2,488,632	2,671,862

(a) Other financial assets are denominated in the following currencies:
Australian Dollars	1,298	17,405	2,488,632	2,671,862
United States Dollars	4,728	—	—	—

	6,026	17,405	2,488,632	2,671,862

(b) Non-interest bearing	6,026	17,405	2,488,632	2,671,862

MAYNE FINANCIAL REPORT 2004    21

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000
14. Property, plant and equipment

Freehold land and buildings
At 2004 Directors’ valuation	110,450	—	—	—
At 2003 Directors’ valuation	—	667,607	—	—

Total at valuation	110,450	667,607	—	—

Provision for depreciation of buildings on freehold land
At 2004 Directors’ valuation	(12,768)	—	—	—
At 2003 Directors’ valuation	—	(46,489)	—	—

Total provision for depreciation	(12,768)	(46,489)	—	—

Freehold land and buildings written down value
At 2004 Directors’ valuation	97,682	—	—	—
At 2003 Directors’ valuation	—	621,118	—	—

Total written down value	97,682	621,118	—	—

Leasehold improvements
At 2004 Directors’ valuation	137,110		7,152
At 2003 Directors’ valuation	—	202,131	—	86,241

Total at valuation	137,110	202,131	7,152	86,241

Provision for amortisation of leasehold improvements
At 2004 Directors’ valuation	(111,231)		(3,660)
At 2003 Directors’ valuation	—	(141,296)	—	(39,393)

Total provision for amortisation	(111,231)	(141,296)	(3,660)	(39,393)

Leasehold improvements written down value
At 2004 Directors’ valuation	25,879	—	3,492	—
At 2003 Directors’ valuation	—	60,835	—	46,848

Total written down value	25,879	60,835	3,492	46,848

Plant and equipment
At cost	531,410	783,134	24,473	97,228
Provision for depreciation	(313,563)	(501,459)	(13,718)	(58,120)

Written down value	217,847	281,675	10,755	39,108

Assets under construction
At cost	97,690	77,160	7,424	27,832

Leased plant and equipment
At capitalised cost	33,247	70,908	39	88
Provision for amortisation	(18,016)	(37,635)	(17)	(45)

Written down value	15,231	33,273	22	43

Plantation assets
At net market value	1,019	—	—	—

Total property, plant and equipment written down value	455,348	1,074,061	21,693	113,831

22    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

14. Property, plant and equipment (continued)

(a) Revaluation of properties

In the 2001/02 financial year, in accordance with the consolidated entity’s policy of triennial revaluations, certain freehold and long term leasehold land and buildings (including integral plant) owned by Mayne Group Limited and its controlled entities were independently valued. The carrying values of the properties were written up or down in the respective accounts in accordance with those valuations.

Properties were valued on the basis of the open market value of the properties based on their highest and best use. The carrying values of freehold and long term leasehold land and buildings (including integral plant) at 2002 Directors’ valuation are management’s assessment based on these independent valuations.

The consolidated entity adopted AASB 1041 “Revaluation of Non-Current Assets” from 3 July 2000 and elected to continue to carry freehold and long term leasehold land and buildings at their fair values. AASB 1041 requires assessment of the fair values at each balance date. Because independent valuations are not performed at each balance date, the fair values in the intervening periods are disclosed as “at Directors’ valuation”, even where the carrying values are still the same as at the last independent valuation. Fair values at balance date were assessed by reference to the discounted cash flows attributable to the relevant cash generating unit.

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Freehold land and buildings $’000	Leasehold improvements $’000	Plant and equipment $’000	Assets under construction $’000	Leased plant and equipment $’000	Plantation assets $’000	Total $’000
Consolidated - 2004
Carrying amount at the start of the year	621,118	60,835	281,675	77,160	33,273	—	1,074,061
Additions	1,267	5,165	49,901	91,661	624	—	148,618
Transfers	7,046	3,609	41,817	(48,170)	(4,302)	—	—
Disposals	(535,554)	(39,736)	(107,790)	(46,104)	(8,493)	—	(737,677)
Additions through acquisitions of entities	11,217	—	8,198	22,011	—	1,627	43,053
Harvested trees transferred to inventory	—	—	—	—	—	(640)	(640)
Depreciation/amortisation expense	(7,527)	(4,466)	(57,301)	—	(6,006)	—	(75,300)
Foreign currency exchange differences	115	472	1,347	1,132	135	32	3,233

Carrying amount at the end of the year	97,682	25,879	217,847	97,690	15,231	1,019	455,348

	Freehold land and buildings $’000	Leasehold improvements $’000	Plant and equipment $’000	Assets under construction $’000	Leased plant and equipment $’000	Plantation assets $’000	Total $’000
Consolidated - 2003
Carrying amount at the start of the year	843,902	67,309	386,445	122,307	30,695	—	1,450,658
Additions	7,585	1,710	70,544	86,847	2,234	—	168,920
Transfers	13,039	2,703	55,267	(71,255)	246	—	—
Disposals	(75,337)	(1,463)	(141,144)	(60,152)	(1,141)	—	(279,237)
Additions through acquisitions of entities	1,617	468	—	—	9,209	—	11,294
Write down to recoverable amounts	(144,935)	—	—	—	—	—	(144,935)
Depreciation/amortisation expense	(18,672)	(9,891)	(83,324)	—	(7,970)	—	(119,857)
Foreign currency exchange differences	(6,081)	(1)	(6,113)	(587)	—	—	(12,782)

Carrying amount at the end of the year	621,118	60,835	281,675	77,160	33,273	—	1,074,061

Plantations

	Number of trees valued	Number of trees not valued	Total tree count
Consolidated - 2004
Additions through acquisitions of entities	693,500	1,550,900	2,244,400
Number of trees harvested	(289,910)	—	(289,910)

Balance at the end of the year	403,590	1,550,900	1,954,490

MAYNE FINANCIAL REPORT 2004    23

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

14. Property, plant and equipment (continued)

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Freehold land and buildings $’000	Leasehold improvements $’000	Plant and equipment $’000	Assets under construction $’000	Leased plant and equipment $’000	Total $’000
Parent entity - 2004
Carrying amount at the start of the year	—	46,848	39,108	27,832	43	113,831
Additions	—	285	10,751	355	—	11,391
Transfers	—	196	1,199	(1,395)	—	—
Disposals	—	(42,621)	(33,618)	(19,368)	(7)	(95,614)
Depreciation/amortisation expense	—	(1,216)	(6,685)	—	(14)	(7,915)

Carrying amount at the end of the year	—	3,492	10,755	7,424	22	21,693

	Freehold land and buildings $’000	Leasehold improvements $’000	Plant and equipment $’000	Assets under construction $’000	Leased plant and equipment $’000	Total $’000
Parent entity - 2003
Carrying amount at the start of the year	18,416	55,826	107,848	35,710	546	218,346
Additions	—	416	10,542	26,108	—	37,066
Transfers	(2,660)	868	17,961	(16,169)	—	—
Disposals	(15,454)	(3,333)	(79,024)	(17,817)	(458)	(116,086)
Additions through acquisitions of entities	—	712	—	—	—	712
Depreciation/amortisation expense	(302)	(7,641)	(18,219)	—	(45)	(26,207)

Carrying amount at the end of the year	—	46,848	39,108	27,832	43	113,831

24    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000
15. Intangibles
Goodwill at cost	1,863,584	1,577,916	—	—
Provision for amortisation	(246,968)	(177,139)	—	—

Written down value	1,616,616	1,400,777	—	—

Brand names at cost	99,292	99,345	—	—

Licences at cost	326,833	267,029	3,539	6,496
Provision for amortisation	(4,435)	(5,914)	(540)	(1,170)

Written down value	322,398	261,115	2,999	5,326

Research and development at cost	15,488	3,993	—	—
Provision for amortisation	(3,947)	(416)	—	—

Written down value	11,541	3,577	—	—

Total intangibles written down value	2,049,847	1,764,814	2,999	5,326

Reconciliations of the carrying amounts for each class of intangibles are set out below:

	Goodwill $’000	Brand names $’000	Licences $’000	Research & development $’000	Total $’000
Consolidated - 2004
Carrying amount at the start of the year	1,400,777	99,345	261,115	3,577	1,764,814
Additions	266,900		81,062	10,491	358,453
Disposals	(29,075)	(53)	(4,609)	(2,239)	(35,976)
Additions through acquisitions of entities	31,002	—	—	—	31,002
Transfers	13,914	—	(13,914)	—	—
Depreciation/amortisation expense	(78,629)	—	(1,299)	(585)	(80,513)
Foreign currency exchange differences	11,727	—	43	297	12,067

Carrying amount at the end of the year	1,616,616	99,292	322,398	11,541	2,049,847

	Goodwill $’000	Brand names $’000	Licences $’000	Research & development $’000	Total $’000
Consolidated - 2003
Carrying amount at the start of the year	1,457,269	108,492	139,857	2,209	1,707,827
Additions		53	5,064	1,785	6,902
Disposals	(111,297)	(9,200)	(66)	—	(120,563)
Additions through acquisitions of entities	350,343	—	119,000	—	469,343
Write down to recoverable amounts	(205,065)	—	—	—	(205,065)
Depreciation/amortisation expense	(89,311)	—	(2,469)	(369)	(92,149)
Foreign currency exchange differences	(1,162)	—	(271)	(48)	(1,481)

Carrying amount at the end of the year	1,400,777	99,345	261,115	3,577	1,764,814

MAYNE FINANCIAL REPORT 2004    25

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000
16. Other non-current assets
Deferred tax asset	122,662	198,300	98,815	81,368

Deferred expenditure	7,808	5,965	2,201	1,089
Provision for amortisation	(754)	(1,813)	—	(267)

Written down value	7,054	4,152	2,201	822

Cross currency swap principal	15,769	22,793	15,769	22,793
Other	390	1,113	—	55

Total other non-current assets	23,213	28,058	17,970	23,670

Recoverable amount of deferred tax assets

During the year deferred tax assets were written down by $6.491 million to their estimated recoverable amounts as a result of the parent entity and wholly owned Australian subsidiaries entering the Australian tax consolidation regime.

17. Payables
Current
Trade creditors	389,579	348,501	2,127	10,017
Other creditors	138,767	265,256	33,926	93,460

	528,346	613,757	36,053	103,477

Non-current
Other	6,174	6,176	—	1,315

	6,174	6,176	—	1,315

26    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000
18. Interest-bearing liabilities

Current
Bank overdrafts (unsecured - (a))	19	—	—	9,135
Bank term loans (unsecured - (a))	71	60,152	—	60,000
Bank term loans (secured - (a))	818	—	—	—
Lease liabilities (a)	5,939	9,467	—	240
Amounts owing to controlled entities	—	—	6,344,965	3,813,052

	6,847	69,619	6,344,965	3,882,427

(a) Current interest-bearing liabilities are denominated in the following currencies:

Australian Dollars	5,939	69,558	—	69,375
Euro	818	—	—	—
Malaysian Ringgits	90	61	—	—

	6,847	69,619	—	69,375

Non-current
United States Dollar denominated bonds (unsecured - (b))	507,651	525,210	507,651	525,210
Bank term loans (unsecured - (b))	217,289	23,203	—	—
Bank term loans (secured - (b))	3,275	—	—	—
Other loans (unsecured - (b))	17,547	—	—	—
Lease liabilities (b)	6,715	11,727	—	12

	752,477	560,140	507,651	525,222

(b) Non-current interest-bearing liabilities are denominated in the following currencies:

Australian Dollars	6,715	11,727	—	12
Indonesian Rupiah	—	23,203	—	—
Euro	60,301	—	—	—
United States Dollars	685,461	525,210	507,651	525,210

	752,477	560,140	507,651	525,222

The liabilities created by borrowings denominated in currencies other than Australian Dollars and attendant foreign currency swaps provide a hedge to the consolidated entity’s net assets in self sustaining foreign operations.

MAYNE FINANCIAL REPORT 2004    27

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

18. Interest-bearing liabilities (continued)

Maturity profile:

	Year ended 30 June 2004 Expected to mature in						2004 Totals $’000
Type	2004/05 $’000	2005/06 $’000	2006/07 $’000	2007/08 $’000	2008/09 $’000	Thereafter $’000
United States Dollar denominated bonds		507,651					507,651
Average rate - fixed		6.25%
Bank term loans	908	81,468	655	655	655	137,131	221,472
Average rate - floating	4.12%	2.79%	3.75%	3.75%	3.75%	2.95%
Other loans		1,421	3,509	3,509	3,509	5,599	17,547
Average rate - fixed		3.75%	3.75%	3.75%	3.75%	3.75%
Lease liabilities	5,939	3,426	2,085	685	480	39	12,654
Average rate - fixed	13.44%	10.14%	8.14%	9.26%	5.10%	6.70%

Totals	6,847	593,966	6,249	4,849	4,644	142,769	759,324

	Year ended 30 June 2003 Expected to mature in						2003 Totals $’000
Type	2003/04 $’000	2004/05 $’000	2005/06 $’000	2006/07 $’000	2007/08 $’000	Thereafter $’000
United States Dollar denominated bonds			525,210				525,210
Average rate - fixed			6.25%
Bank term loans	60,152			23,203			83,355
Average rate - floating	5.50%			12.75%
Lease liabilities	9,467	7,276	2,812	1,451	188		21,194
Average rate - fixed	10.60%	8.65%	7.18%	5.91%	6.51%

Totals	69,619	7,276	528,022	24,654	188	—	629,759

28    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Note		Consolidated		Parent entity
			2004 $’000	2003 $’000	2004 $’000	2003 $’000
19. Provisions

Current
Current tax liabilities			18,702	34,886	—	—

Employee entitlements (a)	1	(s)	77,809	133,561	4,317	19,830
Provision for self-insured workers compensation (b)	1	(t)	36,645	41,612	31,136	30,936
Provision for Directors’ retirement (c)			836	500	836	500
Provision for restructuring (d)	1	(t)	75,231	34,638	51,970	25,239
Provision for onerous contracts	1	(t)	—	—	—	—
Provision for product recall	29	(e)	9,675	43,795	—	9,074
Provision for acquisitions (e)	1	(t)	34,299	67,537	—	—

			234,495	321,643	88,259	85,579

Non-current
Deferred tax liabilities			44,315	41,333	25,633	4,660

Employee entitlements (a)	1	(s)	10,358	23,209	242	3,819
Provision for onerous contracts	1	(t)	—	—	—	—

			10,358	23,209	242	3,819

(a) Aggregate current and non-current employee entitlements			88,167	156,770	4,559	23,649

			Number of employees
The present values of employee entitlements not expected to be settled within twelve months of balance date have been calculated using an average discount rate of 2.5% which allows for the assumed rate of increase in wage and salary rates.
Number of employees at balance date			12,168	30,879	322	6,189

(b)	The liability for self insured workers compensation is in the following Australian States:

New South Wales	$21.441 million (June 2003: $25.548 million)
Victoria	$7.441 million (June 2003: $9.138 million)
Queensland	$3.956 million (June 2003: $4.090 million)
Western Australia	$2.615 million (June 2003: $1.514 million)
South Australia	$1.192 million (June 2003: $1.322 million)
(c)	Provision for Directors Retirement

The parent entity provided for retirement benefits for Non-Executive Directors pursuant to special resolutions passed by shareholders at the Annual General Meetings of the parent entity on 8 November 1988 and 8 November 1994.

The parent entity has determined to discontinue the practice of paying these benefits. Accordingly, only Non-Executive Directors having completed 2 or more years of service on the Board on 27 May 2003 will be entitled to receive a retirement benefit.

MAYNE FINANCIAL REPORT 2004    29

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000
19. Provisions (continued)
(d) Provision for restructuring is comprised of:
- Continuing businesses	16,076	6,447	3,193	4,032
- Discontinuing businesses	59,155	28,191	48,777	21,207

	75,231	34,638	51,970	25,239

(e) Provision for acquisitions is comprised of:
- AHC Limited	—	5,506	—	—
- FH Faulding & Co Limited	13,677	37,346	—	—
- Pacific Healthcare assets	5,771	9,314	—	—
- Queensland Medical Laboratories	10,191	14,061	—	—
- Queensland Diagnostic Imaging	—	1,310	—	—
- Wasserburger Arzneimittelwerk Dr Madaus GmbH	4,660	—

	34,299	67,537	—	—

Reconciliations
Reconciliations of the carrying amounts of each class of provision, except for employee benefits, are set out below:

Current

Dividends
Carrying amount at beginning of year	—	64,783	—	64,783
Adjustment on adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	—	(64,783)	—	(64,783)
Provisions made during the year:
Final dividend	—	64,783	—	64,783
Interim dividends	79,351	31,915	79,351	31,915
Over provisions from prior periods	—	(131)	—	(131)
Payments made during the period	(79,351)	(96,567)	(79,351)	(96,567)

Carrying amount at end of year	—	—	—	—

Provision for self-insured workers compensation (a)
Carrying amount at beginning of year	41,612	25,059	30,936	13,846
Provisions made during the year	8,736	31,486	1,414	26,165
Provisions divested during the year	(765)	(842)	(425)	—
Transfer of provisions from divested businesses	—	—	8,432	—
Payments made during the year	(12,938)	(14,091)	(9,221)	(9,075)

Carrying amount at end of year	36,645	41,612	31,136	30,936

Provision for Directors’ retirement
Carrying amount at beginning of year	500	1,141	500	1,141
Provisions made during the year	336	110	336	110
Payments made during the year	—	(751)	—	(751)

Carrying amount at end of year	836	500	836	500

30    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000
19. Provisions (continued)

Provision for restructuring
Carrying amount at beginning of year	34,638	25,869	25,239	10,139
Provisions made during the year	82,888	25,987	50,786	19,685
Provisions written back during the year	—	(5,286)		—
Payments made during the year	(42,295)	(11,932)	(24,055)	(4,585)

Carrying amount at end of year	75,231	34,638	51,970	25,239

Provision for onerous contracts
Carrying amount at beginning of year	—	19,900	—	2,600
Provisions divested during the year	—	(19,900)	—	(2,600)

Carrying amount at end of year	—	—	—	—

Provision for acquisition
Carrying amount at beginning of year	67,537	34,237	—	—
Increase through acquisition of entities/businesses	7,115	44,685	—	—
Provisions written back against goodwill	(17,300)	—	—	—
Provisions divested during the year	(5,506)	—	—	—
Write off of receivables	(6,200)	—	—	—
Payments made during the year	(11,347)	(11,385)	—	—

Carrying amount at end of year	34,299	67,537	—	—

Provision for product recall
Carrying amount at beginning of year	43,795	—	9,074	—
Provisions recognised/transferred during the year	—	48,635	(9,074)	11,589
Write off of inventory and related items	(25,498)
Payments made during the year	(8,622)	(4,840)	—	(2,515)

Carrying amount at end of year	9,675	43,795	—	9,074

Non-current
Provision for onerous contracts
Carrying amount at beginning of year	—	820	—	820
Provisions divested during the year	—	(820)	—	(820)

Carrying amount at end of year	—	—	—	—

(a)	Included in Other Debtors in Note 9 Receivables, is an amount of $22.469 million representing indemnity for workers compensation claims relating to divested Hospitals and Logistics businesses.

MAYNE FINANCIAL REPORT 2004    31

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent entity
	2004 $’ 000	2003 $’ 000	2004 $’ 000	2003 $’ 000
20. Contributed equity

Issued and paid up share capital: 640,240,442 ordinary shares fully paid (772,658,695 ordinary shares fully paid - June 2003)	2,816,239	3,292,514	2,826,403	3,292,514

Total issued and paid up share capital	2,816,239	3,292,514	2,826,403	3,292,514

Movements in share capital
Opening balance	3,292,514	3,403,284	3,292,514	3,403,284
Add:
Ordinary shares issued during the year:
- Pursuant to exercise of options under the Mayne Executive Share Option Scheme	471	20	471	20
- Pursuant to the Dividend Reinvestment Plan	24,727	25,271	24,727	25,271
- Pursuant to the acquisition of FH Faulding & Co Limited	—	166	—	166
Less:
Shares issued pursuant to the acquisition of FH Faulding & Co Limited voided(1)	—	(4,268)	—	(4,268)
Ordinary shares bought back during the year	(489,954)	(131,860)	(489,954)	(131,860)
Costs of share buy-back	(1,355)	(99)	(1,355)	(99)

	2,826,403	3,292,514	2,826,403	3,292,514

Less:
Shares held by group entities under executive and staff share schemes	(10,164)	—	—	—

Closing balance	2,816,239	3,292,514	2,826,403	3,292,514

Share Issues in the year ended 30 June 2004

The following ordinary shares were issued during the year:

Dividend Reinvestment Plan:

3,828,981 ordinary shares, fully paid at $3.24 per share

3,756,391 ordinary shares, fully paid at $3.28 per share

Executive Share Option Scheme:

140,000 ordinary shares, fully paid at a weighted average exercise price of $3.37 per share

Share Issues in the year ended 30 June 2003

The following ordinary shares were issued during the year:

Dividend Reinvestment Plan:

3,993,603 ordinary shares, fully paid at $3.56 per share

3,636,189 ordinary shares, fully paid at $3.04 per share

Executive Share Option Scheme:

6,000 ordinary shares, fully paid at a weighted average exercise price of $3.37 per share

Issue to FH Faulding & Co Limited shareholders

28,376 ordinary shares, fully paid at $5.85 per share

(1)	During the 2003 year the parent entity voided the issue of 729,554 shares at $5.85 per share that were allocated in error pursuant to compulsory acquisition of FH Faulding & Co Limited

32    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

20. Contributed equity (continued)

Terms and conditions of ordinary shares:

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

Stock exchange listing

Mayne Group Limited’s shares are listed on the Australian Stock Exchange.

Share buy-backs

On-market buy-back:

During the year the parent entity bought back 38,822,993 shares at a cost of $130.266 million, being an average cost of $3.36 per share. (June 2003 - 44,055,927, shares at an average cost of $2.99 per share)

Paid up share capital was reduced by $130.392 million, being the cost of the buy-back inclusive of costs incidental to the transaction of $0.126 million.

Off-market buy-back:

On 22 March 2004 the parent entity completed an off-market share buy-back under which it bought back 101,320,632 shares at a cost of $359.688 million, being an average cost of $3.55 per share.

Paid up share capital was reduced by $360.917 million, being the cost of the buy-back inclusive of costs incidental to the transaction of $1.229 million.

The Mayne Executive Share Option Scheme

Prior to 2002, executives were entitled to participate in the Mayne Executive Share Option Scheme. The scheme was based on the allocation of options at an exercise price equal to the underlying share price at the date of allocation.

There were no performance hurdles attached to the options, with exercise being subject only to time restrictions. The absence of performance hurdles was the underlying reason for the Board decision to cease the future allocation of options under the Scheme.

The number of unissued shares for which options were outstanding as at the end of the year was 2,599,000 (June 2003- 4,915,000).

During the period 140,000 options were exercised and 2,176,000 options lapsed.

Mayne Group Senior Executive Short Term Incentive Plan (“SESTIP”)

The SESTIP, which was established in 2003, replaces Mayne’s previous short term incentive arrangements and is intended to ensure that an appropriate (and significant) portion of total remuneration is at risk. The SESTIP provides a combination of short term and long term incentive benefits. The long term incentive component comes in the form of Mayne shares. Under the terms of the SESTIP, executives are required to take a minimum of 40% of the Award as shares, however may elect to take a higher proportion of the Award (up to and including 100%) as shares. The short term incentive component is that the balance of the Award is to be paid in cash following conclusion of the performance period.

The SESTIP involves the Board informing the Managing Director and other selected executives of the Mayne Group (“Executives”) that they are eligible for an annual incentive Award, expressed as a percentage of the Executive’s Fixed Annual Remuneration that will vest upon satisfaction of annual performance conditions.

Mr SB James, Group Managing Director and Chief Executive Officer is eligible for an Award equivalent to 150% of Mr James’ Fixed Annual Remuneration (which was approved at the Annual General Meeting held in November 2003).

Awards are assessed at the end of the financial year against performance hurdles set by the Board. For the 2004 financial year, the performance hurdles related to the achievement of budget goals and milestones in the implementation of Mayne Group’s strategy to reposition and redevelop its business activities. No Award is made where performance targets are not met.

The number of shares allocated to Executives upon vesting of an Award is determined using the Mayne share price over a period determined by the Board. For the 2004 financial year the Board determined this to be the five days following the announcement of Mayne’s 2003 result. For subsequent years the Board has determined that the price for this purpose will be the opening price on 1 July of each year.

Where an Award is made, the relevant shares are purchased and held on behalf of the Executive by a Plan Trustee. The shares are generally subject to a vesting period which requires the Executive to remain employed by the Mayne Group for a period of three years from the date of vesting of the Award. Where employment is terminated prior to the expiry of the vesting period, any rights to unvested shares lapse. Shares that are acquired at the election of the Executive (i.e. those in excess of the 40% minimum requirement) are vested from the date of acquisition and not subject to forfeiture.

MAYNE FINANCIAL REPORT 2004    33

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

During the vesting period, Executives are entitled to dividends paid and corporate actions involving the relevant shares, and are entitled to instruct the Plan Trustee how to vote the shares.

Executives are not entitled to deal in shares at any time until the earlier of:

-	10 years after the date of the relevant award; or

-	12 months after ceasing employment with the Mayne Group without the consent of the Board.

Once shares have ‘vested’, Executives may request the approval of the Board to sell a proportion of their shares to cover any tax liability they may incur from the issue of the shares.

Where the Executives are dismissed for misconduct, fraud, dishonesty or breach of duty to a member of the Mayne Group, the Executives will forfeit ownership of any shares attributed to the minimum 40% of the Award to be taken in the form of shares. However, shares elected to be received in excess of this 40% minimum are not required to be forfeited.

During the financial year the Plan Trustee purchased 2,200,000 ordinary shares. At 30 June 2004 none of these shares had been allocated to participating Executives.

The Mayne Employee Share Acquisition Plan (“ESAP”)

A brief summary of the ESAP, which was approved by shareholders on the 17 November 1998, is as follows:

(a)	The Company has advanced funds to the Mayne Employee Share Acquisition Plan Trust to enable the trust to acquire shares in the Company.

(b)	The Company has established a wholly owned subsidiary to act as Trustee and Plan Manager of the ESAP.

(c)	Eligible employees who have served for a period decided from time to time by the Plan Manager are invited to purchase shares from the Plan Manager. The purchase price will be determined by the Plan Manager in accordance with the ESAP rules.

(d)	The purchase price is repayable from dividends payable on the shares, from any proceeds of a sale of bonus shares or rights or a return of capital, from any sale of the shares under a takeover or compulsory acquisition, from the net proceeds of a sale consequent to the cessation of employment or death of the employee or from a voluntary payment by the employee.

(e)	No interest is payable on the unpaid purchase price.

(f)	Except in the case of cessation of employment, an employee cannot dispose of an interest in the shares until three years from the date of purchase.

(g)	When the purchase price has been fully paid and the restrictions on disposal have ceased, the employee may require the Plan Manager to transfer the shares into the employee’s name or to sell the shares and to account to the employee for the proceeds.

(h)	If an employee ceases to be employed before the purchase price has been paid in full, the shares must be sold by the Plan Manager unless, in specified periods, the employee or his or her executors voluntarily pay the balance of the purchase price to the Plan Manager. If the balance is paid, the shares will be transferred to the employee or his or her executors.

(i)	If the Plan Manager sells the shares, the proceeds must be applied in or towards paying the outstanding purchase price but the employee will have no obligation to pay the balance of the price if the proceeds are insufficient. If there is a surplus, the surplus must be paid to the employee. If the proceeds from selling the shares would be insufficient to fully pay the outstanding purchase price, the Plan Manager may defer the sale and the employee will then have no further obligation to pay the outstanding price and no further rights in respect to the shares.

(j)	The Plan Manager may seek a direction from the employee as to voting in respect of the shares and in the absence of a direction may vote or abstain as it decides.

(k)	At 30 June 2004 there were 1,378,606 restricted shares held on behalf of 5,160 Australian employees (June 2003 - 1,381,364 shares held on behalf of 6,016 Australian employees) under the ESAP at a price of $5.06 per share and 844,550 restricted shares held on behalf of 6,350 Australian employees (June 2003 -1,449,168 restricted shares held on behalf of 10,896 Australian employees) under the ESAP at a price of $0.01 per share.

On 31 August 2001, the Plan Manager issued an invitation to eligible employees to purchase approximately $1,000 of Mayne Group ordinary shares at a purchase price of 1 cent per share, with the number of shares to be received based on the volume weighted average price at which Mayne Group shares are traded on the Australian Stock Exchange during the week up to and including the date of allocation. On 1 November 2001, 1,800,022 shares were issued to 13,534 employees under the invitation.

34    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

20. Contributed equity (continued)

Non-Executive Directors’ Share Plan (“the Plan”)

The Plan was approved by shareholders at the Annual General Meeting held in November 2000. The Plan commenced operations from 1 January 2001. In May 2003, the Plan was amended to increase the minimum proportion of Non-Executive Directors’ fees to be applied in acquiring shares in the Company under the Plan from 10% to 20% in the case of Directors who are not entitled to a retirement allowance. Directors who are entitled to receive a retirement allowance are required to continue to apply a minimum of 10% of their fees in acquiring shares under the Plan. The Plan allows a Director to elect to take more than the mandatory percentage of fees in Mayne shares.

In accordance with the waiver granted by the Australian Stock Exchange from Listing Rule 10.14, the parent entity may issue shares to Non-Executive Directors under the Plan without obtaining shareholder approval for the issue during the period of three years from the Plan’s commencement. The approval to issue shares expired on 31 December 2003 and the Board determined not to seek approval from shareholders to allow for new issues in the future.

During the 2004 financial year, the total number of ordinary shares purchased under the Plan was 72,303 (June 2003 - 69,144 shares) and no shares were issued under the Plan. At 30 June 2004 154,510 ordinary shares were held by the Plan on behalf of the Non-Executive Directors in office at that date.

Mayne Group Limited Performance Share Plan

(“Performance Share Plan”)

The grant to Mr SB James, Group Managing Director and Chief Executive Officer, of Share Acquisition Rights (SARs) to 420,000 performance shares was approved at the Annual General Meeting held in November 2002.

The Performance Share Plan involves the grant to Mr James of SARs at no cost to Mr James. Each SAR carries an entitlement to a fully paid ordinary share in the Company upon Mr James satisfying performance criteria set with reference to the Company’s performance targets (Vesting Conditions).

SARs are to be granted to Mr James in three equal tranches, each over 140,000 performance shares. The first tranche was granted on 12 November 2002 the second on 29 August 2003 and third tranche is to be granted on 29 August 2004.

The Vesting Conditions relate to cash earnings per share (EPS) growth over successive three year periods. Mr James will be entitled to vest 50% of the SARs in each tranche where a target level of 10% per annum average annual cash EPS growth is achieved over the relevant three year period. This will increase pro rata for performance above the target EPS growth figure resulting in 100% of the SARs vesting for achieving 15% per annum average annual cash EPS growth over each three year period.

A SAR does not carry a right to vote nor to dividends or to participate in other corporate actions (such as rights or bonus issues).

Once a SAR vests, Mr James is not entitled to trade in the resulting performance shares, without the prior consent of the Board, for a period of 10 years after the date of the grant of the SAR, or until ceasing employment with the Company, whichever is earlier.

When the Vesting Condition is not ratified at the end of the relevant financial year, the SARs will expire.

At 30 June 2004 SARs over 280,000 performance shares have been granted to Mr James. (June 2003 - 140,000 performance shares)

MAYNE FINANCIAL REPORT 2004    35

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000
21. Reserves and retained profits

Asset revaluation reserve:
Opening balance	8,204	8,204	1,769	1,769
Transfer to retained earnings	(4,828)	—	(1,769)	—
Divestments	(3,376)	—	—	—

Closing balance	—	8,204	—	1,769

Capital profits reserve:
Opening balance	2,656	2,656	318	318
Transfer to retained earnings	(1,543)	—	(318)	—
Divestments	(1,113)	—	—	—

Closing balance	—	2,656	—	318

General reserve:
Opening balance	2,122	2,122	2,096	2,096
Transfer to retained earnings	(2,096)	—	(2,096)	—
Divestments	(26)	—	—	—

Closing balance	—	2,122	—	2,096

Foreign currency translation reserve:
Opening balance	(43,359)	(15,748)	—	—
Variation in value of investment in overseas controlled entities due to currency realignments	(3,078)	(78,600)	—	—
Transfer to retained earnings on sale of controlled entities	16,269	3,128	—	—
Net exchange gains/(losses) after income tax of $ 8.379 million (June 2003 - $4.399 million) incurred on loans taken to hedge effects of exchange movements	3,076	47,861	—	—

Net movement for the period	16,267	(27,611)	—	—

Closing balance	(27,092)	(43,359)	—	—

Total reserves at the end of the financial year	(27,092)	(30,377)	—	4,183

Retained profits
Retained profits at the beginning of the financial year	(278,665)	214,146	(522,053)	93,914
Net profit/(loss) attributable to members of Mayne Group Limited	94,274	(456,163)	123,039	(583,726)
Dividends recognised during the year	(79,351)	(96,567)	(79,351)	(96,567)
Net transfer from foreign currency translation reserve on divestment of foreign controlled entities	(16,269)	(3,128)	—	—
Transfers from reserves	8,467	—	4,183	—
Net effect of initial adoption of:
- Revised AASB 1028 “Employee Benefits”	—	(1,736)	—	(457)
Net effect on retained profits from:
- Initial adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	—	64,783	—	64,783

Retained profits/(accumulated losses) at the end of the financial year	(271,544)	(278,665)	(474,182)	(522,053)

36    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

Nature and purpose of reserves

Asset revaluation reserve:

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of freehold and long term leasehold assets in accordance with the consolidated entity’s policy to recognise these assets at their fair values under accounting standard AASB 1041 “Revaluation of Non-Current Assets”.

Capital profits reserve:

Where assets which have been revalued are disposed of, any related revaluation increment in the asset revaluation reserve is transferred to the capital profits reserve.

General reserve:

The balance in the general reserve relates to amounts allocated in prior periods from retained profits for non-specific purposes.

Foreign currency translation reserve:

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations on consolidation and the translation of transactions that hedge the consolidated entity’s net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation.

	Consolidated		Parent entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000
22. Equity reconciliations

Total equity reconciliation
Total equity at the beginning of the year	2,987,792	3,617,824	2,774,644	3,501,381
Total changes in equity recognised in the Statements of Financial
Performance attributable to members of Mayne Group Limited	89,757	(488,638)	123,039	(584,183)
Transactions with members of Mayne Group Limited as owners:
Equity contributed	25,198	25,457	25,198	25,457
Equity bought back	(491,309)	(131,959)	(491,309)	(131,959)
Shares held by group entities under executive and staff share schemes	(10,164)	—	—	—
Equity voided	—	(4,268)		(4,268)
Dividends	(79,351)	(31,784)	(79,351)	(31,784)

Total changes in outside equity interest	(1,251)	1,160	—	—

Total equity at the end of the year	2,520,672	2,987,792	2,352,221	2,774,644

Reconciliation of outside equity interests
			Outside equity interest
			2004 $’000	2003 $’000
Profit/(loss) from ordinary activities after income tax			3,691	3,574
Retained profits/(losses) at the beginning of the year			1,621	2,269

Total available for appropriation			5,312	5,843
Adjustments for entities acquired or sold			(408)	(1,601)
Dividends paid/provided for			(2,335)	(2,621)

Retained profits at the end of the year			2,569	1,621
Share capital			89	174
Reserves			411	2,525

Outside equity interests at the end of the year			3,069	4,320

MAYNE FINANCIAL REPORT 2004    37

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Consolidated			Parent entity
	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000
23. Notes to the Statements of Cash Flows

(a)    Reconciliation of cash

For the purpose of the Statements of Cash Flows, cash includes cash on hand and at bank and short term deposits with maturity within 3 months, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:

Cash	94,977	103,837	119,927	6,953	4,125
Short term deposits	209,287	151,355	305,696	198,050	135,500
Less short term deposits with maturity over 3 months	—	—	(15)	—	—
Bank overdraft	(19)	—	(197)	—	(9,135)

	304,245	255,192	425,411	205,003	130,490

(b) Reconciliation of profit/(loss) from ordinary activities after income tax to net cash provided by operating activities
Profit/(loss) from ordinary activities after tax	97,965	(456,163)	177,215	123,039	(583,726)
Add/(less): adjustments of non-cash items:
Depreciation and amortisation	156,345	213,522	197,138	8,596	28,506
(Profit)/loss on sale of non-current assets	4,150	9,002	9,085	4,132	8,480
(Profit)/loss on sale of investments	—	(620)	—	—	—
Amortisation of borrowing and reorganisation costs	2,343	753	—	2,343	727
Undistributed (profits)/losses of associated entities	(36)	45	915	—	—
Unrealised exchange (gains)/losses	(3,807)	—	161	5,034	(99,819)
Write down of non-current assets to recoverable amounts	—	—	6,002	—	—
Provision for diminuition in the value of inventory	—	588	—	—	—
Other	—	—	(2,216)	—	—
Add/(less): Items classified as investing/financing activities:
Realised exchange (gains)/losses	—	—	9	(12,181)	23,330
Divestment of Hospitals and ECD businesses	(630)	—	—	(47,114)	—
Divestment of Logistics businesses	—	(15,322)	—	—	183,444
Closure and sale of Consumer Products businesses	—	3,913	—	—	12,843
Write down and sale of Hospitals businesses	—	71,272	—	—	41,239
Write down of IT assets	—	23,641	—	—	15,201
Write down of non-current assets to their recoverable amounts	—	350,000	—	—	459,752
Write down of deferred tax assets to their recoverable amounts	—	30,000	—	—	30,000
Debt forgiveness	—	—	—	24,000	28,904
Changes in assets and liabilities net of effects from acquisitions/disposals of businesses and controlled entities:
(Increase)/decrease in trade debtors/other debtors	(10,393)	(29,117)	24,818	370,973	(25,582)
(Increase)/decrease in inventories	(83,135)	11,277	(31,715)	998	(277)
(Increase)/decrease in prepayments	(3,614)	(1,092)	22,595	1,335	3,955
Increase/(decrease) in trade creditors/other creditors	61,396	(39,335)	(94,847)	(77,358)	(9,983)
Increase/(decrease) in provisions	10,571	11,125	(9,392)	5,292	(1,554)
Increase/(decrease) in current tax liabilities	(15,821)	24,910	(51,942)	3,580	(40,197)
Increase/(decrease) in deferred tax liabilities	31,314	(29,861)	15,873	25,553	(11,798)
(Increase)/decrease in deferred tax assets	26,042	7,459	(83,640)	—	(22,121)

Net operating cash flows	272,690	185,997	180,059	438,222	41,324

38    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Consolidated			Parent entity
	2004 $’000	2003 $’000	2002 $’000	2004 $’000	2003 $’000
23. Notes to the Statements of Cash Flows (continued)

(c) Acquisitions of entities/businesses
Cash	360,100	408,107	329,351	—	—
Non-cash consideration	—	—	2,111,773	—	—
Amounts due in future periods	—	—	6,351	—	—

Consideration	360,100	408,107	2,447,475	—	—

Fair value of net assets acquired:
Investment in controlled entities	—	—	—	—	—
Fixed and non-current assets	53,743	167,092	1,243,893	—	—
Current assets - cash	613	11,097	52,572	—	—
Current assets - other	51,797	19,213	945,697	—	—
Creditors and borrowings	(43,955)	(111,383)	(892,859)	—	—

	62,198	86,019	1,349,303	—	—
Goodwill	297,902	322,088	1,098,172	—	—

	360,100	408,107	2,447,475	—	—

Cash consideration	360,100	408,107	329,351	—	—
Less: Balances acquired
Cash	613	11,097	61,609	—	—
Bank overdraft	—	—	—	—	—

	359,487	397,010	267,742	—	—
Payments relating to acquisition of 35% outside equity
interest in PT Putramas Muliasantosa	—	—	41,394	—	—
Payments relating to retirement of debt	—	12,853	—	—	—
Payments relating to acquisitions in prior periods	—	405	19,202	—	—

	—	13,258	60,596	—	—

Outflow of cash	359,487	410,268	328,338	—	—

(d) Disposal of entities/businesses
Cash	828,500	426,597	—	709,400	400,449
Non-cash	28,400	—	—	28,400	—
Amounts due in future periods	14,291	69,451	—	—	60,001

Disposal price	871,191	496,048	—	737,800	460,450

Assets and liabilities disposed of:
Fixed and non-current assets	1,031,895	321,234	—	676,516	135,771
Current assets - cash	—	167	—	—	164
Current assets - other	263,267	181,817	—	62,525	39,166
Creditors and borrowings	(424,601)	(168,820)	—	(48,355)	(39,515)

Net assets disposed of:	870,561	334,398	—	690,686	135,586

Cash received	828,500	426,597	—	709,400	400,449
Cash disposed	—	(167)	—	—	(164)
Receipts relating to disposals in prior periods	—	57,801	23,474	—	—

Inflow of cash	828,500	484,231	23,474	709,400	400,285
Transactions costs incurred in disposal of businesses	(56,830)	(46,030)	—	(56,622)	(46,030)

Net inflow of cash	771,670	438,201	23,474	652,778	354,255

MAYNE FINANCIAL REPORT 2004    39

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

23. Notes to the Statements of Cash Flows (continued)

(e) Non-cash financing and investing activities

During the financial year the consolidated entity did not acquire any property, plant and equipment by means of entering into finance leases. (2003 - $nil).

Finance leases were acquired with the acquisition of controlled entities and businesses during the year. Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan are shown in Note 20.

	Consolidated
	2004 $’000	2003 $’000	2002 $’000
(f) Financing facilities
Committed facilities (note 1):	530,000	250,000	698,952
Less: Utilisation	(217,291)	(60,000)	—

Available Committed Facilities	312,709	190,000	698,952

Drawn term financings (note 2):	529,254	548,413	646,697

Uncommitted facilities and programs (note 3):
Commercial paper	—	800,120	853,294
Debtors’ securitisation	125,000	125,000	125,000
Less: Utilisation	—	—	—

Available uncommitted facilities	125,000	925,120	978,294

Notes:

1.	Committed facilities lines include:

(a)	Bank debt facilities - The consolidated entity has an AUD 500 million syndicated multi-currency and multi-issuer bank debt facility drawn to USD 122.6 million and EUR 22.5m (AUD 217.3m). The syndicated bank debt facility comprises an AUD 100 million loan maturing on 15 July 2005 and an AUD 400 million loan, maturing on 15 July 2009.

(b)	There is also a bilateral AUD 30 million bank debt facility.

2.	Drawn term financings include:

(a)	US$ Bond - USD 350 million maturing in February 2006.

(b)	Loan agreement between Wasserburger Arzneimittelwerk Dr. Madaus GmbH (“Wasserburger”) and IKB Deutsche Industriebank AG (“IKB”) of an amount of EUR 2,332,768 (AUD 4,093,293) maturing 30 June 2009, including the security arrangements between IKB and Wasserburger.

(c)	A loan received from a customer to finance the expansion of production capacity at Wasserburger for the amount of EUR 10m (AUD 17,546,938). The loan matures in September 2009.

3.	Uncommitted facilities and programs:

Major programs include:

(a)	Commercial paper - the consolidated entity no longer has access to this uncommitted funding source.

(b)	The consolidated entity has an AUD 125 million debtors’ securitisation facility relating to Pharmacy trade receivables.

(c)	Bank overdraft facilities are arranged in each country in which the consolidated entity operates. Terms and conditions are agreed from time to time by Group Treasury.

40    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

24. Additional financial instruments disclosure

(a) Interest rate risk

Interest rate risk exposures:

The consolidated entity’s exposures to interest rate risk and the effective weighted interest rates for loans and deposits are set out in note 8, for interest-bearing liabilities are set out in note 18 and for employee benefits are set out in note 19. The consolidated entity’s other financial assets and liabilities, being cash, receivables, other financial assets, payables and dividends payable, are non-interest bearing.

The consolidated entity enters into interest rate swaps and interest rate options to lower funding costs or to alter interest rate exposures arising from mismatches between assets and liabilities. (e.g. converting fixed debt to floating to match a floating receivable).

Interest rate swaps:

An interest rate swap is an agreement to swap interest payment streams based on a notional principal amount. Interest rate swaps allow the economic entity to raise borrowings at fixed or floating rates and swap them into appropriate exposures.

The following table indicates the types of swaps used, their notional amounts, maturity date, and weighted average interest rates. The average floating rate is the implied market rate for the term of the swap plus a margin where applicable, weighted by the face value of the instrument. All face values have been converted to AUD at foreign exchange rates current at reporting date. The interest rates may change significantly, affecting future cash flows.

	Year ended 30 June 2004
	Expected to mature in						Total $’000	Fair value $’000
	2004/05 $’000	2005/06 $’000	2006/07 $’000	2007/08 $’000	2008/09 $’000	Thereafter $’000
Receive - fixed rate swaps (1)
Australian Dollars				35,999			35,999	868
Average fixed rate				8.18%
Average floating rate				7.45%
United States Dollars		507,614					507,614	30,282
Average fixed rate		6.28%
Average floating rate		1.96%

Pay - fixed rate swaps
Australian Dollars	10,000	220,000		35,999			265,999	(3,046)
Average fixed rate	6.57%	5.49%		10.04%
Average floating rate	5.87%	5.66%		6.95%
United States Dollars	7,252		65,265				72,516	824
Average fixed rate	2.09%		2.45%
Average floating rate	1.17%		2.89%

(1)	All the receive fixed rate swaps convert fixed debt to floating debt, hence their fair values are offset by the difference between the fair value and the book value of the underlying debt instrument. (Refer Note 24 (d)).

MAYNE FINANCIAL REPORT 2004    41

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

24. Additional financial instruments disclosure (continued)

(a) Interest rate risk (continued)

	Year ended 30 June 2003
	Expected to mature in						Total	Fair value
	2004/05 $’000	2005/06 $’000	2006/07 $’000	2007/08 $’000	2008/09 $’000	Thereafter $’000	$’000	$’000

Receive - fixed rate swaps (1)
Australian Dollars					37,133		37,133	3,392
Average fixed rate					10.04%
Average floating rate					5.99%
United States Dollars			525,210				525,210	53,784
Average fixed rate			6.28%
Average floating rate			2.14%

Pay - fixed rate swaps
Australian Dollars	51,110	10,000	220,000		37,133		318,243	(13,391)
Average fixed rate	6.37%	6.57%	5.49%		10.04%
Average floating rate	4.87%	4.57%	4.67%		5.99%
United States Dollars		7,503					7,503	(73)
Average fixed rate		2.09%
Average floating rate		1.32%

(1)	All the receive fixed rate swaps convert fixed debt to floating debt, hence their fair values are offset by the difference between the fair value and the book value of the underlying debt instrument. (Refer Note 24 (d)).
(2)	The AUD 220 million pay-fixed interest rate swaps maturing in 2005/06 include AUD 20 million of forward start-up swaps with a starting date of 3 November 2003.

Interest rate options:

Interest rate options are purchased to reduce the impact of changes in interest rates on floating rate long-term debt. An interest rate option gives the purchaser the right but not the obligation to pay or receive interest flows for a specified period of time at a specified rate at a specified date in the future.

The consolidated entity had no outstanding option contracts at balance date. (2003 : Nil).

(b) Foreign exchange risk

The primary objective of the consolidated entity’s foreign exchange hedging policy is the protection of the consolidated entity’s consolidated shareholders’ funds. This is achieved by matching the currency exposures of debt raised to the currency of the underlying assets.

In order to provide appropriately denominated foreign currency borrowings the consolidated entity borrows principally in US Dollars and swaps the US Dollars through the foreign exchange market into the required currencies. The consolidated entity also uses the foreign exchange market to hedge transactional exposures, such as firm purchase or sale commitments denominated in foreign currencies, or internal loans between wholly owned offshore controlled entities.

Foreign currency contracts:

A foreign currency contract is an agreement to buy and sell one currency against another at agreed dates. It includes forward foreign exchange contracts and foreign currency swaps. These contracts effectively denominate the debt issued by the consolidated entity into the currency received from the swap counterparty. The terms of these commitments are rarely more than six months.

The consolidated entity had in place foreign exchange contracts with a face value of $394.5 million, converted to AUD at rates current at reporting date (June 2003 - $374.8 million).

Cross currency interest rate swap agreements:

The consolidated entity had in place cross currency swaps with a gross face value of $203.1 million, converted to AUD at rates current at reporting date (June 2003 - $210.1 million) under which it had contracted to exchange both currency and floating interest rate obligations. This contract matures in February 2006.

The following tables set out the gross face values of foreign currency swap and cross currency interest rate swap agreements. Foreign currency amounts are translated to Australian Dollars (AUD) at rates current at reporting date. The buy amounts represent the AUD equivalents of commitments to purchase foreign currencies, and the sell amounts represent the AUD equivalent of commitments to sell foreign currencies. The tables show the contract rates, maturities and fair values.

42    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

24. Additional financial instruments disclosure (continued)

(b) Foreign exchange risk (continued)

	Year ended 30 June 2004
	Expected to mature in						Total	Fair value
	2004/05 $’000	2005/06 $’000	2006/07 $’000	2007/08 $’000	2008/09 $’000	Thereafter $’000	$’000	$’000

Sell
Canadian Dollars	18,850	—	—	—	—	—	18,850	(1,192)
Average contracted rate	0.9910
Euro	62,292	—	—	—	—	—	62,292	(3,849)
Average contracted rate	0.6075
New Zealand Dollars	2,552	—	—	—	—	—	2,552	(173)
Average contracted rate	1.1770
Singapore Dollars	888	—	—	—	—	—	888	(6)
Average contracted rate	1.1876
United States Dollars	196,445	—	—	—	—	—	196,445	(5,721)
Average contracted rate	0.7061

Buy
United States Dollars	242,814	203,046	—	—	—	—	445,860	24,639
Average contracted rate	0.7137	0.7475
	Year ended 30 June 2003
	Expected to mature in						Total	Fair value
	2003/04 $’000	2004/05 $’000	2005/06 $’000	2006/07 $’000	2007/08 $’000	Thereafter $’000	$’000	$’000

Sell
Canadian Dollars	27,830	—	—	—	—	—	27,830	264
Average contracted rate	0.8899
Pounds Sterling	17,584	—	—	—	—	—	17,584	584
Average contracted rate	0.3910
Euro	61,375	—	—	—	—	—	61,375	2,672
Average contracted rate	0.5590
New Zealand Dollars	5,329	—	—	—	—	—	5,329	97
Average contracted rate	1.1243
Singapore Dollars	3,076	—	—	—	—	—	3,076	137
Average contracted rate	1.1206

Buy
United States Dollars	248,475	—	210,084	—	—	—	458,559	1,855
Average contracted rate	0.6145		0.7475
Pounds Sterling	11,139	—		—	—	—	11,139	(110)
Average contracted rate	0.4000

MAYNE FINANCIAL REPORT 2004    43

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

24. Additional financial instruments disclosure (continued)

(c) Credit risk exposures

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Recognised financial instruments:

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the Statements of Financial Position is the carrying amount, net of any provision for doubtful debts.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries.

The consolidated entity is not materially exposed to any individual overseas country or to any individual customer. Concentrations of credit risk on trade debtors due from customers occur in the Health Care segment in Australia, where the private and government sponsored health insurance funds account for 25.0% (2003 - 24.5%) of trade debtors of Pathology and Diagnostic Imaging. Pharmacies account for 58.5% (2003 - 63.3%) of trade debtors of the pharmacy and pharmaceuticals sectors.

During the financial year the group sold its Hospitals business to Affinity Health Limited (Affinity). Under the sale agreement the group has receivables for amounts recharged to Affinity under shared services arrangements and for indemnities given by Affinity. At 30 June 2004 these totalled $15.415 million.

Unrecognised financial instruments:

Swaps and options are subject to the credit worthiness of counterparties, which are principally large banks. Counterparty limits are based upon credit ratings issued by major ratings agencies.

Foreign currency swap agreements and interest rate swap agreements:

The theoretical risk in using these instruments is the cost of replacing, at market rates, these swaps in the event of default by the counterparty. In order to control this risk management assigns counterparty risk weightings to each transaction. Additionally, the consolidated entity deals only with strong financial intermediaries, principally major banks and their controlled entities and as a result, the consolidated entity does not expect any counterparties to fail to meet their obligations given their high credit ratings.

The credit exposure of interest rate and foreign exchange contracts, as set out in the table below, is represented by the aggregate of positive fair value contracts at the reporting date, exclusive of recognised accrued interest, reduced by the effects of netting arrangements with financial institution counterparties.

	Consolidated
	2004 Exposure $’000	2003 Exposure $’000
Foreign currency swaps	2,896	1,379
Cross currency interest rate swaps	15,743	21,826
Interest rate swaps	31,372	53,542

44    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

24. Additional financial instruments disclosure (continued)

(d) Net fair value of financial assets and liabilities

Net fair values of financial assets and liabilities are determined by the consolidated entity on the following basis:

Recognised financial instruments

Assets:

Cash, short term deposits and debtors

•	the carrying amount approximates fair value because of the short maturity of these instruments.

Long term investments

•	the fair values of quoted investments are based on quoted market prices for these investments. A reasonable estimate of the fair value of long term investments with no quoted market prices was not made as no loss will crystalise if they are held to maturity.

Liabilities:

Short term debt

•	the carrying amount approximates fair value because of the short maturity of these instruments.

Long term debt

•	the fair value of long term debt has been estimated based on the current rates offered in the secondary market. Consequently, movements in interest rates can affect fair values.

The carrying amounts and estimated fair values of the consolidated entity’s recognised financial assets and liabilities are shown below.

Foreign exchange contracts:

The fair value of foreign currency contracts used for hedging purposes, including cross currency interest rate swaps, is estimated using market data and quotes from banks.

	Consolidated
	2004 Carrying amount $’000	2004 Net fair value $’000	2003 Carrying amount $’000	2003 Net fair value $’000
Financial assets:
Cash	94,977	94,977	103,837	103,837
Loans and deposits	209,287	209,287	151,355	151,355
Loans and deposits non-current	657	657	675	675
Receivables current	674,885	674,885	849,854	849,854
Receivables non-current	5,251	5,251	12,549	12,549
Cross currency interest rate swaps	15,769	15,742	22,793	22,858
Other financial assets:
- Shares in other corporations - listed	4,732	3,524	4	4
- Shares in other corporations - unlisted	1,294	1,294	15,001	15,001
- Interest in partnership	—	—	2,400	2,400

Financial liabilities:
Payables current	528,346	528,346	613,757	613,757
Interest-bearing liabilities current	6,847	6,847	69,619	69,619
Provisions current	234,495	234,495	321,643	321,643
Foreign exchange contracts	1,439	1,594	15,447	17,359
Payables non-current	6,174	6,174	6,176	6,176
Interest-bearing liabilities non-current	752,477	774,632	560,140	589,625
Provisions non-current	10,358	10,358	23,209	23,209

Unrecognised financial instruments

Interest rate contracts

The fair value of interest rate contracts is estimated by obtaining quotes from banks.

The net fair values of unrecognised financial instruments held as at the reporting date are:

	Consolidated
	2004 Net fair value $’000	2003 Net fair value $’000
Interest rate swaps	28,928	43,712
Interest rate options	—	—

MAYNE FINANCIAL REPORT 2004    45

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Sales revenue June 2004			Sales revenue June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
25. Segmental reporting

Business Segments
Pharmaceuticals	494,739	6,314	501,053	455,758	4,469	460,227
Consumer Products	145,835	3,580	149,415	156,431	44,829	201,260

Total Pharmaceuticals	640,574	9,894	650,468	612,189	49,298	661,487

Pathology Services	526,527	—	526,527	427,419	4,533	431,952
Diagnostic Imaging Services	276,237	—	276,237	199,156	—	199,156

Total Diagnostic Services	802,764	—	802,764	626,575	4,533	631,108

Pharmacy	2,068,610	—	2,068,610	1,943,380	—	1,943,380

Hospitals	—	565,720	565,720	—	1,287,119	1,287,119

Australia & Pacific Logistics	—	—	—	—	476,638	476,638
Loomis Courier	—	—	—	—	189,560	189,560

Total Logistics Services	—	—	—	—	666,198	666,198

Unallocated	2,107	—	2,107	5,218	—	5,218

Consolidated	3,514,055	575,614	4,089,669	3,187,362	2,007,148	5,194,510

Geographic Segments
Australia	3,166,980	538,147	3,705,127	2,832,956	1,708,680	4,541,636
Other Pacific regions	16,934	37,467	54,401	34,470	98,932	133,402

Australia & Pacific	3,183,914	575,614	3,759,528	2,867,426	1,807,612	4,675,038
Americas	126,763	—	126,763	143,865	198,661	342,526
Europe, Middle East & Africa	203,378	—	203,378	176,071	875	176,946

Consolidated	3,514,055	575,614	4,089,669	3,187,362	2,007,148	5,194,510

Notes

(i)	The consolidated entity operates predominantly in the following business segments:

“Pharmaceuticals” comprises the development, manufacture and distribution of injectable pharmaceuticals and of health and personal care products.

“Diagnostic Services” comprises pathology, including the management of medical centres, and diagnostic imaging services.

“Pharmacy” comprises the provision of distribution and retail management services to pharmacies.

“Hospitals” comprises the management of stand alone and co-located private hospitals and public hospital management. The hospitals businesses were divested during the period and have been disclosed as discontinued.

(ii)	The 2003 figures have been re-stated in line with the current segmental structure and to apply the segment disclosure requirements of AASB 1042 “Discontinuing Operations”.

The Logistics businesses were divested during the previous financial period and have been disclosed as discontinued.

“Unallocated” comprises expenditure which is not recovered from the operating businesses, cash, deposits, investments, borrowings and tax balances not attributed to the operating businesses.

Geographic segments are based on the locations of the group’s operations.

46    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Profit before tax & significant Items June 2004			Profit before tax & significant Items June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
25. Segmental reporting (continued)

Business Segments
Pharmaceuticals	56,564	(128)	56,436	60,260	(1,310)	58,950
Consumer Products	10,366	106	10,472	872	(12,062)	(11,190)

Total Pharmaceuticals	66,930	(22)	66,908	61,132	(13,372)	47,760

Pathology Services	50,132	(223)	49,909	37,672	(1,694)	35,978
Diagnostic Imaging Services	18,984	—	18,984	18,546	—	18,546

Total Diagnostic Services	69,116	(223)	68,893	56,218	(1,694)	54,524

Pharmacy	32,637	—	32,637	29,930	—	29,930

Hospitals	—	37,892	37,892	—	54,614	54,614

Australia & Pacific Logistics	—	—	—	—	(4,460)	(4,460)
Loomis Courier	—	—	—	—	7,985	7,985

Total Logistics Services	—	—	—	—	3,525	3,525

Unallocated	(12,182)	(410)	(12,592)	(13,245)	(646)	(13,891)

Earnings before interest & tax	156,501	37,237	193,738	134,035	42,427	176,462
Net interest expense	(9,994)	(4,734)	(14,728)	(24,941)	(8,173)	(33,114)

Consolidated	146,507	32,503	179,010	109,094	34,254	143,348

Geographic Segments
Australia	125,376	31,098	156,474	98,744	31,736	130,480
Other Pacific regions	979	6,549	7,528	1,741	12,564	14,305

Australia & Pacific	126,355	37,647	164,002	100,485	44,300	144,785
Americas	3,314	—	3,314	9,693	692	10,385
Europe, Middle East & Africa	26,832	(410)	26,422	23,857	(2,565)	21,292

Earnings before interest & tax	156,501	37,237	193,738	134,035	42,427	176,462
Net interest expense	(9,994)	(4,734)	(14,728)	(24,941)	(8,173)	(33,114)

Consolidated	146,507	32,503	179,010	109,094	34,254	143,348

MAYNE FINANCIAL REPORT 2004    47

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Significant items before tax June 2004			Significant Items before tax June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
25. Segmental reporting (continued)

Business Segments
Pharmaceuticals			—	—	—	—
Consumer Products	—	—	—	(48,635)	(14,208)	(62,843)

Total Pharmaceuticals	—	—	—	(48,635)	(14,208)	(62,843)

Pathology Services	—	—	—	(7,066)	(1,002)	(8,068)
Diagnostic Imaging Services	—	—	—	—	—	—

Total Health Services	—	—	—	(7,066)	(1,002)	(8,068)

Pharmacy	—	—	—	(80,000)	—	(80,000)
Hospitals	—	504	504	—	(373,552)	(373,552)
Australia & Pacific Logistics	—	—	—	—	—	—
Loomis Courier	—	—	—	—	—	—
Divestment of Logistics Services	—	—	—	—	18,807	18,807

Total Logistics Services	—	—	—	—	18,807	18,807

Unallocated	(7,141)	—	(7,141)	(29,256)	—	(29,256)

Consolidated	(7,141)	504	(6,637)	(164,957)	(369,955)	(534,912)

Geographic Segments
Australia	(7,141)	504	(6,637)	(163,376)	(359,740)	(523,116)
Other Pacific regions	—	—	—	(1,581)	(2,086)	(3,667)

Australia & Pacific	(7,141)	504	(6,637)	(164,957)	(361,826)	(526,783)
Americas	—	—	—	—	(11,720)	(11,720)
Europe, Middle East & Africa	—	—	—	—	3,591	3,591

Consolidated	(7,141)	504	(6,637)	(164,957)	(369,955)	(534,912)

48    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Profit before tax June 2004			Profit before tax June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
25. Segmental reporting (continued)

Business Segments
Pharmaceuticals	56,564	(128)	56,436	60,260	(1,310)	58,950
Consumer Products	10,366	106	10,472	(47,763)	(26,270)	(74,033)

Total Pharmaceuticals	66,930	(22)	66,908	12,497	(27,580)	(15,083)

Pathology Services	50,132	(223)	49,909	30,606	(2,696)	27,910
Diagnostic Imaging Services	18,984	—	18,984	18,546	—	18,546

Total Diagnostic Services	69,116	(223)	68,893	49,152	(2,696)	46,456

Pharmacy	32,637	—	32,637	(50,070)	—	(50,070)

Hospitals	—	38,396	38,396	—	(318,938)	(318,938)

Australia & Pacific Logistics	—	—	—	—	(4,460)	(4,460)
Loomis Courier	—	—	—	—	7,985	7,985
Divestment of Logistics Services	—	—	—	—	18,807	18,807

Total Logistics Services	—	—	—	—	22,332	22,332

Unallocated	(19,323)	(410)	(19,733)	(42,501)	(646)	(43,147)

Earnings before interest & tax	149,360	37,741	187,101	(30,922)	(327,528)	(358,450)
Net interest expense	(9,994)	(4,734)	(14,728)	(24,941)	(8,173)	(33,114)

Consolidated	139,366	33,007	172,373	(55,863)	(335,701)	(391,564)

Geographic Segments
Australia	118,235	31,602	149,837	(64,632)	(328,004)	(392,636)
Other Pacific regions	979	6,549	7,528	160	10,478	10,638

Australia & Pacific	119,214	38,151	157,365	(64,472)	(317,526)	(381,998)
Americas	3,314	—	3,314	9,693	(11,028)	(1,335)
Europe, Middle East & Africa	26,832	(410)	26,422	23,857	1,026	24,883

Earnings before interest & tax	149,360	37,741	187,101	(30,922)	(327,528)	(358,450)
Net interest expense	(9,994)	(4,734)	(14,728)	(24,941)	(8,173)	(33,114)

Consolidated	139,366	33,007	172,373	(55,863)	(335,701)	(391,564)

MAYNE FINANCIAL REPORT 2004    49

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Depreciation and amortisation June 2004			Depreciation and amortisation June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
25. Segmental reporting (continued)

Business Segments
Pharmaceuticals	57,358	627	57,985	50,573	774	51,347
Consumer Products	8,401	23	8,424	8,699	139	8,838

Total Pharmaceuticals	65,759	650	66,409	59,272	913	60,185

Pathology Services	31,848	—	31,848	25,130	53	25,183
Diagnostic Imaging Services	27,170	—	27,170	18,204	—	18,204

Total Diagnostic Services	59,018	—	59,018	43,334	53	43,387

Pharmacy	9,893	—	9,893	16,752	—	16,752

Hospitals	—	21,025	21,025	—	70,774	70,774

Australia & Pacific Logistics	—	—	—	—	18,369	18,369
Loomis Courier	—	—	—	—	4,055	4,055

Total Logistics Services	—	—	—	—	22,424	22,424

Consolidated	134,670	21,675	156,345	119,358	94,164	213,522

Geographic Segments
Australia	122,630	18,115	140,745	115,859	82,192	198,051
Other Pacific regions	93	3,560	3,653	131	7,813	7,944

Australia & Pacific	122,723	21,675	144,398	115,990	90,005	205,995
Americas	9,794	—	9,794	2,132	4,097	6,229
Europe, Middle East & Africa	2,153	—	2,153	1,236	62	1,298

Consolidated	134,670	21,675	156,345	119,358	94,164	213,522

50    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Capital expenditure June 2004			Capital expenditure June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
25. Segmental reporting (continued)

Business Segments
Pharmaceuticals	51,549	—	51,549	26,248	—	26,248
Consumer Products	1,425	12	1,437	2,048	905	2,953

Total Pharmaceuticals	52,974	12	52,986	28,296	905	29,201

Pathology Services	13,142	—	13,142	10,812	20	10,832
Diagnostic Imaging Services	24,660	—	24,660	20,335	—	20,335

Total Diagnostic Services	37,802	—	37,802	31,147	20	31,167

Pharmacy	5,354	—	5,354	6,366	—	6,366

Hospitals	—	29,556	29,556	—	57,921	57,921

Australia & Pacific Logistics	—	—	—	—	27,256	27,256
Loomis Courier	—	—	—	—	4,316	4,316

Total Logistics Services	—	—	—	—	31,572	31,572

Unallocated	6,039	—	6,039	7,139	—	7,139

Consolidated	102,169	29,568	131,737	72,948	90,418	163,366

Geographic Segments
Australia	87,637	25,292	112,929	70,266	76,868	147,134
Other Pacific regions	86	4,276	4,362	16	9,179	9,195

Australia & Pacific	87,723	29,568	117,291	70,282	86,047	156,329
Americas	11,439	—	11,439	1,649	4,371	6,020
Europe, Middle East & Africa	3,007	—	3,007	1,017	—	1,017

Consolidated	102,169	29,568	131,737	72,948	90,418	163,366

MAYNE FINANCIAL REPORT 2004    51

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Assets June 2004			Assets June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
25. Segmental reporting (continued)

Business Segments
Pharmaceuticals	1,657,248	13,240	1,670,488	1,081,810	9,039	1,090,849
Consumer Products	292,983	2,183	295,166	322,375	3,170	325,545

Total Pharmaceuticals	1,950,231	15,423	1,965,654	1,404,185	12,209	1,416,394

Pathology Services	626,965	—	626,965	657,643	728	658,371
Diagnostic Imaging Services	371,976	—	371,976	370,936	—	370,936

Total Diagnostic Services	998,941	—	998,941	1,028,579	728	1,029,307

Pharmacy	704,499	—	704,499	674,721	—	674,721

Hospitals	—	35,452	35,452	—	1,003,524	1,003,524
Australia & Pacific Logistics	—	—	—	—	—	—
Loomis Courier	—	—	—	—	—	—
Divestment of Logistics Services	—	38,777	38,777	—	68,147	68,147

Total Logistics Services	—	38,777	38,777	—	68,147	68,147

Unallocated	369,390	9,673	379,063	454,253	12,209	466,462

Consolidated	4,023,061	99,325	4,122,386	3,561,738	1,096,817	4,658,555

Geographic Segments
Australia	3,253,535	87,469	3,341,004	3,365,859	977,524	4,343,383
Other Pacific regions	23,610	2,698	26,308	17,586	106,735	124,321

Australia & Pacific	3,277,145	90,167	3,367,312	3,383,445	1,084,259	4,467,704
Americas	490,949	2,518	493,467	75,274	2,770	78,044
Europe, Middle East & Africa	254,967	6,640	261,607	103,019	9,788	112,807

Consolidated	4,023,061	99,325	4,122,386	3,561,738	1,096,817	4,658,555

52    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Liabilities June 2004			Liabilities June 2003
	Continuing $’000	Discontinuing $’000	Total $’000	Continuing $’000	Discontinuing $’000	Total $’000
25. Segmental reporting (continued)

Business Segments
Pharmaceuticals	130,078	5,897	135,975	138,004	2,543	140,547
Consumer Products	30,210	469	30,679	65,153	8,211	73,364

Total Pharmaceuticals	160,288	6,366	166,654	203,157	10,754	213,911

Pathology Services	87,006	—	87,006	77,484	2,061	79,545
Diagnostic Imaging Services	41,589	—	41,589	39,738	—	39,738

Total Diagnostic Services	128,595	—	128,595	117,222	2,061	119,283

Pharmacy	349,015	—	349,015	296,358	—	296,358

Hospitals	—	64,431	64,431	—	214,448	214,448

Australia & Pacific Logistics	—	—	—	—	—	—
Loomis Courier	—	—	—	—	—	—
Divestment of Logistics Services	—	2,023	2,023	—	38,106	38,106

Total Logistics Services	—	2,023	2,023	—	38,106	38,106

Unallocated	875,698	15,298	890,996	775,551	13,106	788,657

Consolidated	1,513,596	88,118	1,601,714	1,392,288	278,475	1,670,763

Geographic Segments
Australia	1,425,525	82,979	1,508,504	1,340,784	257,179	1,597,963
Other Pacific regions	264	476	740	2,639	12,591	15,230

Australia & Pacific	1,425,789	83,455	1,509,244	1,343,423	269,770	1,613,193
Americas	27,248	632	27,880	19,157	917	20,074
Europe, Middle East & Africa	60,559	4,031	64,590	29,708	7,788	37,496

Consolidated	1,513,596	88,118	1,601,714	1,392,288	278,475	1,670,763

MAYNE FINANCIAL REPORT 2004    53

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent entity
	2004 $’ 000	2003 $’ 000	2004 $’ 000	2003 $’000
26. Capital expenditure commitments

Estimated capital expenditure contracted for at balance date but not provided for, payable -

Freehold land and buildings
Within one year	1,143	21,251	—	1,018

Plant and equipment
Within one year	66,920	18,075	—	866
Later than one and less than two years	6,153	4,447	—	99
Later than two and less than five years	—	3,135	—	—
Later than five years	—	698	—	—

	73,073	26,355	—	965

Amounts due in future periods in respect of:
Acquisitions of businesses, payable -
Within one year	—	—	—	—

27. Lease commitments

(a) Finance lease commitments payable -
Within one year	6,750	9,923	—	240
Later than one and less than two years	3,822	7,627	—	12
Later than two and less than five years	3,509	4,666	—	—
Later than five years	43	—	—	—

Minimum lease commitments	14,124	22,216	—	252
Future finance charges	(1,470)	(1,022)	—	—

Total finance lease liabilities	12,654	21,194	—	252

Classified as:
Current liabilities	5,939	9,467	—	240
Non-current liabilities	6,715	11,727	—	12

Total finance lease liabilities	12,654	21,194	—	252

(b) Operating lease commitments payable -
(i) Property -
Within one year	56,347	59,010	2,971	14,204
Later than one and less than two years	44,209	40,706	2,113	12,669
Later than two and less than five years	81,928	91,835	1,307	31,086
Later than five years	47,387	114,866	—	60,401

Total	229,871	306,417	6,391	118,360

(ii) Plant and equipment -
Within one year	14,999	15,495	4,648	1,112
Later than one and less than two years	8,226	11,891	1,672	1,121
Later than two and less than five years	5,501	13,737	920	1,442
Later than five years	5	2,720	—	—

Total	28,731	43,843	7,240	3,675

Total operating lease commitments	258,602	350,260	13,631	122,035

54    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Consolidated		Parent entity
	2004 $’000	2003 $’000	2004 $’000	2003 $’000
28. Auditors’ remuneration

Audit services
Auditors of the Company - KPMG
Audit and review of the financial reports	2,322	2,371	1,446	1,634
Audit-related fees (1)	905	957	283	870
Other regulatory audit services	35	7	—	—

	3,262	3,335	1,729	2,504

Other services
Auditors of the Company - KPMG
Other assurance services	244	789	150	742
Taxation services	1,662	1,664	1,161	1,093

	1,906	2,453	1,311	1,835

(1) Audit-related fees comprise fees for the audit of special purpose financial statements relating to the divestment of entities/businesses during the year and acquisition due diligence services.
29. Contingent liabilities

(a) Claims for which no reserves are considered appropriate	4,159	10,560	3,159	5,660
Contingencies relating to sale of businesses	397	1,678	127	—
Performance bonds and guarantees	78,421	85,108	76,228	71,126
FH Faulding Pharmacy Guarantee Scheme (c)	65,700	79,970	—	—

(unsecured)	148,677	177,316	79,514	76,786

(b)	The consolidated entity at 30 June 2004 had service agreements with certain Non-Executive Directors which provide benefits upon retirement. The full extent of the liabilities of the parent entity under these agreements is being provided for in the financial statements over the period to the planned dates of retirement. On 20 June 2003 the Company announced that it would no longer provide for retirement benefits for Non-Executive Directors other than those longer serving Directors currently fully provided for. Therefore at 30 June 2004 the maximum amount to be provided in future periods was $nil million (2003 $0.871 million). Service agreements also exist with certain executives under which termination benefits may in some circumstances become payable.

(c)	FH Faulding & Co Limited, acquired by Mayne Group on 1 October 2001, provides guarantees of pharmacists’ borrowings from a number of banks to enable the pharmacists to acquire or expand pharmacies. To manage exposure under these guarantees, arrangements have been entered into to limit the banks’ recourse to FH Faulding & Co Limited under the guarantee scheme. The contingent liability represents the recourse limit based on loan utilisation at 30 June 2004.

(d)	Under the terms of the Deeds of Cross Guarantee, described in Note 30, the Company has guaranteed the repayment of all current and future creditors in the event any of the parties to the Deeds are wound up. No deficiencies of net assets exists in these companies.

(e)	On 28 April 2003 the Australian Therapeutic Goods Administration required the group to initiate a safety related consumer level recall of batches of products manufactured for the group by Pan Pharmaceuticals since 1 May 2002, and required that there be no further supply of these products. The group implemented a recall process in both Australia and overseas. The group has provided for the anticipated costs of the recall where these could be estimated. However it could still suffer further losses and be subject to claims by third parties.The group subsequently issued legal proceedings against Pan Pharmaceuticals seeking to recover its loss and damage arising from Pan Pharmaceuticals breach of its agreement to manufacture and supply products to the group. No receivable has been recognised in respect of this claim and it is therefore a contingent asset of the group, subject to the outcome of the group’s claim on Pan Pharmaceuticals.

MAYNE FINANCIAL REPORT 2004    55

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

30. Deed of Cross Guarantee

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998 the wholly-owned subsidiaries listed below are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports and directors’ reports.

It is a condition of the Class Order that the relevant holding entity and each of the relevant subsidiaries enter into a Deed of Cross Guarantee.

The effect of the Deed is that each holding entity guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries in each group under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Corporations Act 2001, each holding entity will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that each holding entity is wound up.

Mayne Group

The Mayne Group class order was entered into by Deed of Cross Guarantee dated 5 June 2001.

Further companies were added to the Mayne Group class order by virtue of Assumption Deeds dated 22 May 2002, 26 June 2003 and 29 June 2004.

Companies have been removed from the Mayne Group class order through a Revocation Deed dated 26 August 2002 and Notices of Disposal dated 22 July 2002, 15 April 2003 and 10 December 2003.

A Deed of Appointment and Retirement of Trustee dated 25 May 2004, appointed Mayne Healthcare Holdings Pty Ltd as Trustee of the class order (replacing HCoA Operations (Australia) Pty Ltd).

The holding entity and subsidiaries subject to the Deed of Cross Guarantee as at 30 June 2004 are:

Mayne Group Ltd (holding entity)

Mayne Health Pathology Pty Limited

Gynaelab Pty Ltd

Healthcare Imaging Services Pty Limited

Healthcare Imaging Services (Victoria) Pty Limited

Pathology Services Pty Limited

Mayne Diagnostic Imaging Holdings Pty Ltd

Mayne Healthcare Holdings Pty Ltd

Mayne Medical Centre Holdings Pty Ltd

Mayne Medical Centre Operations Pty Ltd

Mayne Pathology Holdings Pty Ltd

Mayne Pharma Pty Ltd

Queensland Medical Services Pty Ltd

(added by Assumption Deed dated 29 June 2004)

Queensland Diagnostic Imaging Pty Ltd

(added by Assumption Deed dated 29 June 2004)

The following companies were removed from the Mayne Group class order during the year by Notice of Disposal dated 10 December 2003:

Australian Medical Enterprises Limited

HCoA Hospital Holdings (Australia) Pty Ltd

Hospitals of Australia Limited

This resulted in the following subsidiary companies being removed from the Mayne Group class order:

Hospital Corporation Australia Pty Limited

HCoA Operations (Australia) Pty Limited

AHC Tilbox Pty Ltd

Australian Hospital Care (Allamanda) Pty Ltd

Australian Hospital Care (Como) Pty Ltd

Australian Hospital Care (Lady Davidson) Pty Ltd

Australian Hospital Care (Latrobe) Pty Ltd

Australian Hospital Care (Masada) Pty Ltd

Australian Hospital Care (MPH) Pty Ltd

Australian Hospital Care (Northpark) Pty Ltd

Australian Hospital Care (The Avenue) Pty Ltd

Australian Hospital Care Investments Pty Ltd

Australian Hospital Care 1988 Pty Ltd

Rehabilitation Holdings Pty Ltd

The Victorian Rehabilitation Centre Pty Ltd

Health Technologies Pty Ltd

Australian Hospital Care Ltd

FH Faulding Group

The Faulding class order was entered into by Deed of Cross Guarantee on 15 June 1999.

Further companies were added to the Faulding class order by virtue of Assumption Deeds dated 17 May 2001 and 27 June 2002

The holding entity and subsidiaries subject to the Deed of Cross Guarantee as at 30 June 2004 are:

FH Faulding & Co Ltd (holding entity)

Faulding Healthcare Pty Ltd

BML Pharmaceuticals Pty Ltd

Cenovis Pty Ltd

Faulding Healthcare Retail Pty Ltd

Terry White Management Pty Ltd

Independent Pharmaceutical Supplies Pty Ltd

Bullivants Natural Health Products Limited

Chem Mart Pty Ltd

AHC Group

The AHC Group class order is no longer relevant as at 30 June 2004 following the divestment of Australian Hospital Care Limited (holding company).

Consolidated Statements of Financial Performance and consolidated Statements of Financial Position, comprising the holding entities and subsidiaries which are parties to the Deeds, after eliminating all transactions between parties to the Deeds of Cross Guarantee, at 30 June 2004 are set out on the following page.

56    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Mayne Group		FH Faulding Group
	2004 $’000	2003 $’000	2004 $’000	2003 $’000
30. Deed of Cross Guarantee (continued)

Statements of Financial Performance
Profit/ (loss) from ordinary activities before income tax	182,635	(617,763)	54,788	(24,486)
Income tax (expense)/benefit relating to ordinary activities	(13,204)	(575)	(34,522)	3,266

Net profit/(loss) from ordinary activities after related income tax expense	169,431	(618,338)	20,266	(21,220)
Retained profits/(losses) at the beginning of the year	(613,993)	118,042	1,262,276	1,283,496
Dividends provided for or paid	(79,351)	(96,698)	—	—
Net (decrease) in retained profits on the initial adoption of revised AASB 1028 “Employee Benefits”	—	(1,409)	—	—
Transfer from reserves	4,183	—	—	—

Retained profits/(losses) at the end of the year	(519,730)	(598,403)	1,282,542	1,262,276

Statements of Financial Position

Current assets
Cash and deposits	198,987	120,259	4,550	12,099
Receivables	313,669	779,380	348,787	366,343
Inventories	117,481	104,260	252,191	208,306
Assets held for resale	—	35,311	—	—
Other current assets	16,077	25,823	4,125	—

Total current assets	646,214	1,065,033	609,653	586,748

Non-current assets
Deposits	—	675	—	—
Receivables	2,018	27,878	1,529,345	1,456,625
Other financial assets	2,207,379	2,527,363	45,364	45,364
Property, plant and equipment	249,331	659,737	65,691	63,026
Intangibles	1,292,602	915,389	97,703	108,096
Deferred tax assets	96,564	124,754	1,599	59,822
Other	19,294	7,234	11,621	—

Total non-current assets	3,867,188	4,263,030	1,751,323	1,732,933

Total assets	4,513,402	5,328,063	2,360,976	2,319,681

Current liabilities
Payables	167,178	274,110	411,846	376,272
Interest-bearing liabilities	1,324,373	1,578,109	—	—
Current tax liabilities	8,670	1,358	32,411	45,812
Provisions	167,403	189,549	18,018	17,565

Total current liabilities	1,667,624	2,043,126	462,275	439,649

Non-current liabilities
Payables	—	1,568	2,403	3,621
Interest-bearing liabilities	507,651	529,520	—	—
Deferred tax liabilities	25,633	24,413	—	—
Provisions	5,821	15,422	1,928	2,323

Total non-current liabilities	539,105	570,923	4,331	5,944

Total liabilities	2,206,729	2,614,049	466,606	445,593

Net assets	2,306,673	2,714,014	1,894,370	1,874,088

Equity
Contributed equity	2,826,403	3,292,515	611,021	611,021
Reserves	—	19,902	807	791
Retained profits/(losses)	(519,730)	(598,403)	1,282,542	1,262,276

Total equity	2,306,673	2,714,014	1,894,370	1,874,088

MAYNE FINANCIAL REPORT 2004    57

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Notes	Country of incorporation	Mayne Group Limited’s direct and indirect interest held
			2004%	2003%
31. Particulars in relation to controlled entities

Parent Entity
Mayne Group Limited		Australia

Controlled Entities	(a) (b)
Stonehenge Properties Pty Ltd		Australia	100	100
The Ward Corporation Pty Limited		Australia	100	100
Mayne Finance Limited	(d)	Australia	100	100
Mayne Properties Pty Ltd		Australia	100	100
Mayne Employee Share Acquisition Plan Pty Ltd		Australia	100	100
- Mayne Employee Share Acquisition Plan Trust	(d)		100	100
- Mayne Group SESTIP Trust	(d)		100	—
Saftsal Pty Limited		Australia	100	100
- Aksertel Pty Limited		Australia	100	100
- Onosas Pty Limited		Australia	100	100
- Lamsak Pty Limited		Australia	100	100
HCoA International Holdings Pty Ltd		Australia	100	100
Pathology Services Pty Ltd	(c)	Australia	100	100
- Gynaelab Pty Limited	(c)	Australia	100	100
- Pruinosa Pty. Limited	(e)	Australia	—	100
Australian Medical Enterprises Limited	(e)	Australia	—	100
- AME Hospitals Pty Ltd	(e)	Australia	—	100
- AME Trust	(e)		—	100
- Victoria House Holdings Pty Limited	(e)	Australia	—	100
- Larches Pty Ltd		Australia	100	100
- AME Properties Pty Ltd	(e)	Australia	—	100
- AME Property Trust	(e)		—	100
- Attadale Hospital Property Pty Ltd	(e)	Australia	—	100
- Glengarry Hospital Property Pty Ltd	(e)	Australia	—	100
- Jamison Private Hospital Property Pty Ltd	(e)	Australia	—	100
- AME Trading Trust	(e)		—	100
- Hadassah Pty Ltd	(e)	Australia	—	100
- Rannes Pty Ltd	(e)	Australia	—	100
- Glengarry Hospital Unit Trust No 2	(e)		—	100
- Glengarry Hospital Unit Trust No 1	(e)		—	100
- Hallcraft Pty Ltd	(e)	Australia	—	100
- Hallcraft Unit Trust	(e)		—	100
- Jandale Pty Ltd		Australia	100	100
- AME Medical Services Pty Ltd		Australia	100	100
- Integrated Health Care Pty Ltd		Australia	100	100
- Kelldale Pty Ltd		Australia	100	100
- Seacresh Pty Limited		Australia	51	51
- Seacrest Unit Trust	(d)		51	51
- Pacific Medical Centres Pty Limited		Australia	100	100
- Link Medical Laboratory Holdings Pty Ltd		Australia	100	100
- Providex Therapeutics Pty Ltd		Australia	100	—
Trezise Services Pty Ltd		Australia	100	100
Hillsands Pty Ltd		Australia	100	100

58    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Notes		Country of incorporation	Mayne Group Limited’s direct and indirect interest held
				2004%	2003%
31. Particulars in relation to controlled entities (continued)

Sugerman’s Pathology Pty Ltd			Australia	100	100
Mayne Healthcare Holdings Pty Ltd	(c	)	Australia	100	100
- Mayne Pathology Holdings Pty Ltd	(c	)	Australia	100	100
- Mayne Health Pathology Pty Ltd	(c	)	Australia	100	100
Dorevitch Laboratory Services Pty Ltd			Australia	100	100
- Queensland Medical Services Pty Ltd	(c	)	Australia	100	—
- Gippsland Pathology Service Pty Ltd	(d	)	Australia	100	32
- Essential Premises (Traralgon) Pty Ltd			Australia	100	32
- Medical debt Recovery Pty Ltd			Australia	100	32
- Mayne Medical Centre Holdings Pty Limited	(c	)	Australia	100	100
- Mayne Medical Centre Operations Pty Limited	(c	)	Australia	100	100
- Mayne CP Holdings Pty Ltd (formerly Mayne Aged Care Holdings Pty Ltd)			Australia	100	100
- Queensland Specialist Services Pty Ltd (formerly Mayne Aged Care Operations Pty Ltd)			Australia	100	100
- Mayne Diagnostic Imaging Holdings Pty Limited	(c	)	Australia	100	100
- Healthcare Imaging Services Pty Ltd	(c	)	Australia	100	100
- Queensland Diagnostic Imaging Pty Ltd	(c	)	Australia	100	—
- Healthcare Imaging Services (Victoria) Pty Ltd	(c	)	Australia	100	100
- Cabramatta Imaging Pty Ltd			Australia	50	50
- Cabramatta Unit Trust	(d	)		50	50
- Brystow Pty Ltd			Australia	100	100
- Western Suburbs Ultra-sound & Radiology Services Trust				100	100
- Orana Services Trust	(d	)		50	50
- Orana Services Pty Ltd			Australia	50	50
- Norcoray Unit Trust	(d	)		50	50
- Norcoray Pty Ltd			Australia	50	50
- Northcoast Nuclear Medicine (Qld) Pty Ltd (formerly A.C.N. 107 700 569 Pty Ltd)			Australia	100	—
Mayne Finance (Aust) Pty Ltd			Australia	100	100
- HCA Management Pty Limited	(e	)	Australia	—	100
- Malahini Pty Limited	(e	)	Australia	—	100
- Tilemo Pty Limited	(e	)	Australia	—	100
- Hospital Affiliates of Australia Pty Ltd	(e	)	Australia	—	100
- C.R.P.H. Pty. Limited	(e	)	Australia	—	100
- P.M.P.H. Pty. Limited	(e	)	Australia	—	100
- Hospital Developments Pty. Limited	(e	)	Australia	—	100
Relkban Pty. Limited	(e	)	Australia	—	100
Relkmet Pty. Limited	(e	)	Australia	—	100
Votraint No. 664 Pty. Limited	(e	)	Australia	—	100
Votraint No. 665 Pty. Limited	(e	)	Australia	—	100
- HOAIF Pty Ltd	(e	)	Australia	—	100
Hospitals of Australia Limited	(e	)	Australia	—	100
- Dabuvu Pty Limited	(e	)	Australia	—	100
Wellness Holdings Pty Ltd			Australia	100	100
- Corporate Wellness Solutions Pty Ltd			Australia	100	100
HCoA Hospital Holdings (Australia) Pty Ltd	(e	)	Australia	—	100
- HCoA Operations (Australia) Pty Ltd	(e	)	Australia	—	100

MAYNE FINANCIAL REPORT 2004    59

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Notes		Country of incorporation	Mayne Group Limited’s direct and indirect interest held
				2004%	2003%
31. Particulars in relation to controlled entities (continued)
- Hospital Corporation Australia Pty Limited	(e	)	Australia	—	100
- Australian Hospital Care Limited	(e	)	Australia	—	100
- Australian Hospital Care (Latrobe) Pty Ltd	(e	)	Australia	—	100
- Australian Hospital Care (MPH) Pty Ltd	(e	)	Australia	—	100
- Australian Hospital Care (The Avenue) Pty Ltd	(e	)	Australia	—	100
- Rehabilitation Holdings Pty Ltd	(e	)	Australia	—	100
- Australian Hospital Care 1998 Pty Ltd	(e	)	Australia	—	100
- Australian Hospital Care (Masada) Pty Ltd	(e	)	Australia	—	100
- Masada Private Hospital Unit Trust	(e	)		—	100
- Australian Hospital Care (Como) Pty Ltd	(e	)	Australia	—	100
- AHC Tilbox Pty Ltd	(e	)	Australia	—	100
- Australian Hospital Care (Knox) Pty Ltd	(e	)	Australia	—	100
- Knox Private Hospital Unit Trust	(e	)		—	100
- Australian Hospital Care (Northpark) Pty Ltd	(e	)	Australia	—	100
- Australian Hospital Care (Dorset) Pty Ltd	(e	)	Australia	—	100
- Dorset Private Hospital Unit Trust	(e	)		—	100
- Australian Hospital Care Investments Pty Ltd	(e	)	Australia	—	100
- AHC Radiology Pty Ltd	(e	)	Australia	—	100
- The AHC Radiology Unit Trust	(e	)		—	100
- Australian Hospital Care (Pindara) Pty Ltd	(e	)	Australia	—	100
- Pindara Private Hospital Unit Trust	(e	)		—	100
- Australian Hospital Care (Ringwood) Pty Ltd	(e	)	Australia	—	100
- Ringwood Private Hospital Unit Trust	(e	)		—	100
- Australian Hospital Care (Lady Davidson) Pty Ltd	(e	)	Australia	—	100
- Australian Hospital Care (MSH) Pty Ltd	(e	)	Australia	—	100
- Australian Hospitals Unit Trust	(e	)		—	100
- Australian Hospital Care (Allamanda) Pty Ltd	(e	)	Australia	—	100
- The Victorian Rehabilitation Centre Pty Ltd	(e	)	Australia	—	100
- Health Technologies Pty Ltd	(e	)	Australia	—	100
- eHealth Technologies Limited	(e	)	Australia	—	100
- Australian Hospital Care (Spare) Pty Ltd	(e	)	Australia	—	100
- Spare Unit Trust	(e	)		—	100
FH Faulding & Co Ltd	(d	)	Australia	100	100
- Mayne Pharma Pty Ltd	(c	)	Australia	100	100
Mayne Limited			New Zealand	100	100
- Mayne Holdings (NZ) Limited			New Zealand	100	100
Transport Security Insurance (Pte) Ltd			Singapore	100	100
PT Health Care of Surabaya	(e	)	Indonesia	—	99
PT Putramas Muliasantosa	(e	)	Indonesia	—	95
- PT Mitrajaya Medikatama	(e	)	Indonesia	—	95
- Bergaglio Trasporti S.r.l.	(g	)	Italy	—	100
- Mayne SNC Van Der Heijden Logistics Services	(f	)	Belgium	100	100
- Mayne International B.V.			The Netherlands	100	100
- Mayne Nickless Eindhoven B.V.			The Netherlands	100	100
- Mayne Holdings (UK) Ltd			United Kingdom	100	100
- Mayne European Holdings Limited			United Kingdom	100	100

60    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Notes		Country of incorporation	Mayne Group Limited’s direct and indirect interest held
				2004%	2003%
31. Particulars in relation to controlled entities (continued)

- Security Express Limited			United Kingdom	100	100
- Mayne Nickless Incorporated			United States	100	100
- DBL Australia Pty Ltd			Australia	100	100
- Mayne Pharma (Canada) Inc			Canada	100	100
- Mayne Pharma do Brasil Lda (formerly Faulding Farmaceutica do Brasil Lda)			Brazil	100	100
- Faulding Healthcare Pty Ltd	(c	)	Australia	100	100
- BML Pharmaceuticals Pty Limited	(c	)	Australia	100	100
- Cenovis Pty Ltd	(c	)	Australia	100	100
- Cenovis Health Co Sdn Bhd			Malaysia	100	100
- Cenovis Health Co Pty Ltd			Australia	100	100
- Vitelle Health Company Pty Limited			Australia	100	100
- AHB Pty Limited			Australia	100	100
- Faulding Healthcare Europe Holdings Ltd			United Kingdom	100	100
- Faulding Consumer UK Limited			United Kingdom	100	100
- Bullivants’ Natural Health Products Pty Limited	(c	)	Australia	100	100
- Bullivants’ Natural Health Products (HK) Limited			Hong Kong	100	100
- Bullivants’ Natural Health Products (International) Pty Ltd			Australia	100	100
- Mayne Consumer Products (NZ) Limited (formerly Faulding Consumer (NZ) Limited)			New Zealand	100	100
- Natural Nutrition Pty Ltd			Australia	100	100
- Natural Facts Pty Limited			Australia	100	100
- Chem Mart Pty Limited	(c	)	Australia	100	100
- Faulding Healthcare Retail Pty Ltd	(c	)	Australia	100	100
- Terry White Management Pty Ltd	(c	)	Australia	100	100
- Healthsense Pty Ltd			Australia	100	100
- The Medicine Shoppe Australia Pty Ltd			Australia	100	100
- Minfos Systems Pty Ltd			Australia	80	80
- FH Faulding Securities Pty Ltd			Australia	100	100
- FH Faulding Services Pty Ltd			Australia	100	100
- Queensland Biochemics Pty Ltd			Australia	100	100
- Independent Pharmaceutical Supplies Pty Ltd	(c	)	Australia	100	100
- ACN 091 753 043 Pty Ltd			Australia	100	100
- Healthlinks.net Pty Ltd			Australia	100	100
- COMDOTPLI Pty Ltd			Australia	50	50
- GenRx Pty Ltd			Australia	100	100
- FH Faulding Nominees Pty Ltd			Australia	100	100
- Faulding Healthcare International Holdings Inc			United States	100	100
- Faulding Healthcare US Holdings Inc			United States	100	100
- Faulding Consumer Holdings Inc			United States	100	100
- Faulding Medical Device Co			United States	100	100
- Mayne Pharma (USA) Inc (formerly Faulding Pharmaceutical Co)			United States	100	100
- Mayne Pharma (PR) Inc (formerly Faulding Puerto Rico, Inc)			United States	100	100
- Mayne Pharma (Mexico) SA			Mexico	100	—
- Mayne Pharma (Hong Kong) Ltd (formerly Faulding Pharmaceuticals (Hong Kong) Ltd			Hong Kong	100	100
- Mayne Pharma (Malaysia) Sdn Bhd			Malaysia	100	100
- Mayne Pharma (NZ) Ltd (formerly Faulding Pharmaceuticals (NZ) Ltd)			New Zealand	100	100

MAYNE FINANCIAL REPORT 2004    61

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	Notes	Country of incorporation	Mayne Group Limited’s direct and indirect interest held
			2004%	2003%
31. Particulars in relation to controlled entities (continued)

- Chem Mart Pharmaceuticals (NZ) Ltd		New Zealand	100	100
- Mayne Pharma plc (formerly Faulding Pharmaceuticals plc)		United Kingdom	100	100
- Mayne Pharma Euro Finance Co Ltd		United Kingdom	100	—
- Mayne Pharma (Deutschland Holdings) GmbH		Germany	100	—
- Wasserburger Arzneimittelwerk Dr. Madaus GmbH		Germany	100	—
- Mayne Pharma (Deutschland) GmbH (Formerly Faulding Arzneimittel GMBH)		Germany	100	100
- Mayne Pharma (Portugal) Lda (formerly Faulding Farmaceutica, Lda)		Portugal	100	100
- S.A. Mayne Pharma (Benelux) N.V. (formerly Faulding Pharmaceuticals NV)		Belgium	100	100
- Faulding Pharmaceuticals SA		France	100	100
- Mayne Pharma (Italia) Srl (formerly Faulding Farmaceutici srl)		Italy	100	100
- Mayne Pharma (Espana) SL (formerly Faulding Farmaceutica SL)		Spain	100	100
- Mayne Pharma (Ireland) Limited (formerly Central Laboratories Limited)		Ireland	100	100
- Central Laboratories (Ireland) Ltd		Ireland	100	100
- Mayne Pharma (Schweiz) GmbH		Switzerland	100	100
- Mayne Pharma (Nordic) AB		Sweden	100	—
- Mayne Pharma (SEA) Pte Ltd (formerly Faulding Pharmaceuticals (SEA) Pte Ltd)		Singapore	100	100
- Faulding Distributors (SEA) Pte Ltd		Singapore	100	100
- Newage Sdn Bhd		Malaysia	67	67
- Faulding-DBL Pharmaceuticals Company (Japan) Limited	(g)	Japan	—	100
- Mayne Pharma Philippines Inc (formerly Faulding Pharmaceuticals Philippines Inc)		Philippines	100	100
- FH Faulding Properties (Vic) Pty Ltd		Australia	100	100
- FH Faulding Properties (SA) Pty Ltd		Australia	100	100
- FH Faulding Properties (Vic) Trust			100	100
- FH Faulding (Vic) 1984 Pty Ltd		Australia	100	100
- PSPA Pty Ltd		Australia	100	100
- Naslock Pty Ltd		Australia	100	100
- Pharmacy Promotions Pty Ltd		Australia	100	100
- ACN 007 444 322 Pty Ltd		Australia	100	100
- DSU Pty Ltd (formerly CMAX Pty Ltd)		Australia	100	100

(a)	All controlled entities are audited by KPMG.
(b)	Entities not directly held by Mayne Group Limited are indented.
(c)	These Australian controlled entities are not required to prepare financial reports or to be audited for statutory purposes because they have entered into Deeds of Cross Guarantee as detailed in Note 30.

All Australian controlled entities other than those noted under (d) are small proprietary companies and are not required to prepare audited financial reports.

(d)	These Australian controlled entities are required to prepare audited financial reports.
(e)	Divested during the current financial year.
(f)	Owned 99% by Mayne Holdings (U.K.) Limited and 1% by Mayne European Holdings Limited.
(g)	Liquidated during the financial year

All entities are domiciled in their country of incorporation.

No controlled entities carry on material business operations other than in their country of incorporation.

62    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

31. Particulars in relation to controlled entities (continued)

Acquisition and disposal of controlled entities:

The following controlled entities were acquired during the financial year:

	Date of acquisition	Consideration $’000	Acquisition provision raised $’000	Proportion of shares acquired %
Gippsland Pathology Service Pty Ltd	1 July 2003	14,000	—	68%
Wasserburger Arzneimittelwerk Dr. Madaus GmbH	30 April 2004	47,287	4,660	100%

During the year other pharmaceuticals and imaging businesses and assets were acquired for consideration of $298,813,000

The following controlled entities were disposed of during the financial year:

		Date of disposal	Consideration $’000	Consolidated profit/(loss) on disposal $’000	Proportion of shares sold %
Australian Medical Enterprises Limited Group	}	30 November 2003	856,900	504	100%
HCoA Hospital Holdings(Australia) Pty Ltd Group	}
Hospitals of Australia Limited Group	}
Relkban Pty Ltd	}
Relkmet Pty Ltd	}
Votraint No 664 Pty Ltd	}
Votraint No 665 Pty Ltd	}
PT Healthcare of Surabaya	}
PT Putramas Muliasantosa	}
PT Mitrajaya Medikatama	}
The hospital sale also included net assets held by	}
divisions of the parent entity, Mayne Group Limited	}

The following controlled entities were acquired during the previous financial year:

	Date of acquisition	Consideration $’000	Acquisition provision raised $’000	Proportion of shares acquired %
Queensland Medical Services Pty Ltd and the
Queensland Medical Laboratories business	1 October 2002	260,288	14,061	100
Queensland Diagnostic Imaging Pty Ltd	21 May 2003	90,712	1,310	100

During the year other diagnostic services businesses and assets were acquired for consideration of $47,262,000

The following controlled entities were disposed of during the previous financial year:

	Date of disposal	Consideration $’000	Consolidated profit/(loss) on disposal $’000	Proportion of shares sold %
Mayne Group Canada Inc and subsidiaries	3 February 2003	172,965	42,510	100
Mayne Logistics Pty Ltd and subsidiaries	3 February 2003	169,358	(34,766)	100
Australian Hospital Care (HPH) Pty Ltd	13 April 2003	—	(43,200)	100
Faulding Consumer Inc	4 April 2003	7,730	(1,907)	100
Faulding Healthcare (IP) Holdings Inc	4 April 2003	—	—	100

Logistics businesses operated as divisions of Mayne Group Limited were also disposed of for total consideration of $103,248,000.

MAYNE FINANCIAL REPORT 2004    63

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

32. Equity accounting information

Associated entities at 30 June 2004 were:

Associated entity	Principal activity	% Interest in equity capital		Equity accounted year ended	Investment carrying amount		Dividends received		Equity share of operating profits/ (losses) after tax & extraordinary items & outside equity interests net of dividends received
					Equity value	Equity value
		2004	2003		2004 $’000	2003 $’000	2004 $’000	2003 $’000	2004 $’000	2003 $’000
St George Private Hospital Nuclear Medicine Pty Ltd	Medical Services - Australia	50.00%	50.00%	30 June	286	281	—	107	5	(80)
Campsie Nuclear Medicine Pty Ltd	Medical Services - Australia	50.00%	50.00%	30 June	140	97	—	—	43	50
Gippsland Pathology Service Pty Ltd	Pathology Services- Australia	(c )	32.00%	30 June	—	7,154	—	448	—	(337)
Minjesk Investment Corporation Limited	Hospital - Fiji	(d )	—%	30 June	—	—	—	—	—	(317)
Indo China Healthcare Limited	Pharmaceutical distribution - Thailand	45.00%	45.00%	30 June	962	974	92	—	(12)	639

					1,388	8,506	92	555	36	(45)

(a)	The only associated entity to which notional goodwill is attributable is Gippsland Pathology Service Pty Limited.
(b)	The market values of investments in associated entities are represented by their equity carrying values.
(c)	Gippsland Pathology Service Pty Limited became a controlled entity with effect from 1 July 2003.
(d)	The investment in Minjesk Investment Corporation Limited was divested with effect from 30 June 2003.

	2004 $’000	2003 $’000
Financial Information relating to associates:
The consolidated entity’s share of profits and losses, assets and liabilities of associates, in aggregate is:

Statements of Financial Performance:
Share of profits/(losses) from ordinary activities before tax of associates	253	1,450
Share of income tax expense attributable to profit/(loss) from ordinary activities of associates	(125)	(530)

Share of net profit/(loss) as disclosed by associates	128	920
Equity accounting adjustments:
- goodwill amortization	—	(410)

Equity accounted share of net profit/(loss) of associates	128	510
Dividends received from associates	(92)	(555)

Share of associates net profit equity accounted	36	(45)

64    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

	2004 $’000	2003 $’000
32. Equity accounting information (continued)

Statements of Financial Position:

Reserves:

Equity share of reserves of associated entities at the beginning of the year	—	(7)
Equity share of reserves in the current year	—	—
Equity share divested	—	7

Equity accounted share of reserves of associates at the end of the year	—	—

Retained profits:

Equity share of retained profits of associated entities at the beginning of the year	(270)	(1,106)
Equity share of retained profits in the current year	36	(45)
Equity share divested	—	881

Equity accounted share of retained profits of associates at the end of the year	(234)	(270)

Movements in carrying amount of investments:

Carrying amount of investments in associates at the beginning of the year	8,506	8,382
Changes in equity invested in associates during the year	—	(719)
Equity share divested during the year	—	888
Share of movement in associates’ reserves	—	—
Share of associates’ net profit equity accounted	36	(45)
Investment in associate transferred to investment in controlled entities	(7,154)	—

Carrying amount of investments in associates at the end of the year	1,388	8,506

33. Transactions with related parties

Wholly owned group:

Dividends and interest received by the parent entity from controlled entities are disclosed in Note 3.

Borrowing costs paid by the parent entity to controlled entities is disclosed in Note 4.

Details of investments in controlled entities are disclosed in Notes 13 and 31.

Amounts due to and receivable from controlled entities within the wholly owned group are disclosed in Notes 9, 12 and 18.

These balances comprise:

Receivables	66,483	397,378
Loans at call	6,300,605	3,735,233
Accrued interest	16,227	30

Amounts owing by controlled entities	6,383,315	4,132,641

Weighted average interest rates	2.72%	4.39%

Payables	302	314
Loans at call	6,313,419	3,790,721
Accrued interest	31,244	22,017

Amounts owing to controlled entities	6,344,965	3,813,052

Weighted average interest rates	4.10%	1.62%

Interest is charged only on loans at call owing to operating controlled entities.

Interest rates charged are based on the consolidated entity’s planned investment and borrowing rates set at the commencement of each financial year.

Loans between entities in the wholly owned group are repayable at call.

MAYNE FINANCIAL REPORT 2004    65

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

33. Transactions with related parties (continued)

Associated entities:

Dividends paid by associated entities are disclosed in Note 32.

St George Private Hospital Nuclear Medicine Pty Ltd

An entity within the consolidated entity charges rent and outgoings and provides accounting services for St George Private Hospital Nuclear Medicine Pty Ltd. During the 2004 financial year these charges totalled $0.144 million (2003, $0.115 million) of which $nil (2003, $nil) was outstanding at period end.

Campsie Nuclear Medicine Pty Ltd

An entity within the consolidated entity charged rent and outgoings and provides accounting services for Campsie Nuclear Medicine Pty Ltd. During the 2004 financial year these charges totalled $0.127 million (2003, $0.132 million) of which $nil (2003, $nil) was outstanding at period end.

34. Superannuation commitments

As at 30 June 2004 entities within the consolidated entity participated in three defined benefit plans.

The defined benefit plans in Australia and USA are closed to new members. However for existing members they provide benefits to employees or their dependants on retirement, resignation, disablement or death. Members and entities within the consolidated entity make contributions as specified in the rules of the fund. Contributions by these entities are based on percentages of current salaries actuarially assessed to meet defined benefits based on multiples of final average salaries determined by length of service and are enforceable in accordance with the respective rules so long as they are parties to the fund.

An actuarial assessment of the Australian defined benefit plan was made by an independent actuary, D A Scott FAI, on 1 July 2002.

An actuarial assessment of the USA defined benefit plan was made by an independent actuary, David B Woodmansee EA,PCA, MAAA, on 10 March 2004.

An actuarial assessment of the German defined benefit executive plan was made by an independent actuary, Dr E Pechstein (Dipl.-Math., DAV/IVS) on 30 April 2004.

An actuarial assessment of the German defined benefit staff plan was made by an independent actuary, Herr Hellkamp (Dipl.-Math., DAV/IVS) on 30 April 2004.

At the recommendation of the Australian Fund’s actuary and at the request of the trustee, the parent entity made a contribution of $3.165 million prior to 30 June 2004 to the Mayne Group Limited Superannuation Fund (June 2003, $1.88 million). The assets of the fund are sufficient to satisfy all benefits that would have been vested in the event of the termination of the fund, or in the event of the voluntary or compulsory termination of the employment of each employee.

Contributions are also made to a number of industry accumulation funds in accordance with various awards.

The German plans were acquired with the acquisition of Wasserburger Arzneimittelwerk Dr Madaus GmbH on 30 April 2004.

The group divested its Hospitals businesses in Australia and Indonesia during the financial year. The group therefore has a significantly reduced commitment to the defined benefit plan in Australia, following the transfer from the fund of the Hospital employees.

	Mayne Group Limited Superannuation Fund Australia $’000	Faulding Pharmaceuticals Pension Plan USA $’000	Wasserburger Arzneimittelwerk Dr Madaus GmbH staff pension scheme Germany $’000	Wasserburger Arzneimittelwerk Dr Madaus GmbH executive pension scheme Germany $’000
At 30 June 2004
Dates at which the following amounts were determined:
Market value of plan assets	30 June 2003	30 June 2003	30 June 2004	30 June 2004
Accrued benefits	30 June 2003	30 June 2003	31 December 2002	31 December 2003
Vested benefits	30 June 2003	30 June 2003	31 December 2002	31 December 2003
Net market value of plan assets	107,800	889	563	—
Accrued benefits	110,858	1,031	1,411	2,581
Excess/(deficiency) of plan assets over accrued benefits	(3,058)	(142)	(848)	(2,581)
Vested benefits	110,858	860	230	—
Employer contributions recognised in the financial statements	24,448	454	181	449
Pension liability recognised in the financial statements	—	—	1,411	2,581
Pension assets recognised in the financial statements	—	—	563	—

66    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

34. Superannuation commitments (continued)

	Mayne Group Limited Superannuation Fund $’000	Faulding Pharmaceuticals Pension Plan USA $’000
At 30 June 2003
Dates at which the following amounts were determined:
Market value of plan assets	30 June 2002	30 June 2002
Accrued benefits	30 June 2002	30 June 2002
Vested benefits	30 June 2002	30 June 2002
Net market value of plan assets	61,937	864
Accrued benefits	64,381	905
Excess/(deficiency) of plan assets over accrued benefits	(2,444)	(41)
Vested benefits	63,450	635
Employer contributions recognised in the financial statements	15,264	378

The 30 June 2003 comparative figures for the Mayne Group Limited Superannuation Fund have been updated to reflect the figures audited by the auditor of the fund.

35. Director and executive disclosures

Remuneration of specified Directors and specified executives by the consolidated entity

Remuneration policy:

As noted in the Corporate Governance Statement, the Board Remuneration Committee is responsible for determining remuneration policy for the Company.

Following the divestment of the Logistics and Hospitals businesses, Mayne has increased its focus on the global Pharmaceuticals business. The implementation of this strategy has resulted in a need to increasingly align the remuneration policy within Mayne with those of other international pharmaceutical companies.

Prior to the implementation of the current strategy, Mayne remuneration policy was based on general Australian services and industry standards.

With the present strategy, remuneration policy is being aligned with the requirements of the three global regions within which Mayne Pharma operates, to enable the attraction and retention of high performance Directors and executives within those regions.

Whilst the USA, Europe and Asia/Pacific each have distinctive characteristics in the structure of executive remuneration, the major influence on international pharmaceutical remuneration policies is the USA market, due primarily to the number of major pharmaceutical organisations which are located there.

In determining appropriate remuneration levels, the Remuneration Committee obtains independent advice to maintain awareness of the level and composition of remuneration applicable in comparable companies in the Asia/Pacific, Americas and European regions. Of particular importance are the current trends in equity based remuneration for executives.

Non-Executive Directors:

The Company’s Constitution provides that the Board shall determine the total remuneration paid to Directors for their services as Directors in respect of each year and its distribution amongst them, provided that such total amount shall not exceed the maximum aggregate amount approved from time to time by shareholders in a general meeting. The present aggregate amount, which was approved by shareholders at the 2001 Annual General Meeting, is $1,000,000 a year.

MAYNE FINANCIAL REPORT 2004    67

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

The Board periodically obtains external independent advice as to the appropriate remuneration levels to remain competitive with the market. In particular, the Board seeks to position the emoluments of Non-Executive Directors at the third quartile for companies of comparable size and complexity to the Company.

In May 2003, the Board resolved to discontinue the practice of entering into agreements to pay retirement allowances to Non-Executive Directors. Current Non-Executive Directors who had served on the Board for less than two years as at May 2003, and any new appointees, will not be entitled to a retirement allowance upon ceasing to hold office. Those Directors, however, now receive higher annual Directors’ fees with the initial increase paid with effect from the commencement of their appointment as a Director. The initial increase was commensurate with the value of the benefits forgone based on independent actuarial advice.

Current Non-Executive Directors who had served on the Board for more than two years had previously entered into service agreements with the Company which provide a retirement allowance calculated in accordance with the formula described in the agreement previously approved by shareholders. The obligations owed to those Directors under the existing service agreements will be honoured by the Company, and accordingly their annual Directors’ fees are lower than those Directors without service agreements.

In August 2003, the Board resolved that the person holding the position of Chairman of the Audit & Compliance Committee should receive an additional fee of $15,000 per annum.

In July 2004, the Board further resolved to increase Directors’ fees for all Non-Executive Directors by 10 per cent, with this change taking effect from 1 July 2004. This resulted in an increase in Directors’ fees for Non-Executive Directors with existing service agreements from $75,000 per annum to $82,500 per annum, Non-Executive Directors without service agreements from $100,000 per annum to $110,000 per annum, and the Chairman from $300,000 per annum to $330,000 per annum. Further, the Board resolved that the Chair of the Remuneration, Nomination and Occupational Health Safety and Environment Committees, together with the Board’s representative on the Mayne Group Superannuation Fund Trustee Board, should receive an additional $10,000 per annum. Non-Executive Directors do not receive additional remuneration as a member of a Board Committee. This increase in fees falls within the maximum aggregate remuneration approved by shareholders.

The Board also believes it is important for Non-Executive Directors to have share ownership in the Company to better align their interests with those of shareholders. To achieve this, the establishment of a Non-Executive Directors’ Share Plan (‘the Plan’) was approved by shareholders at the Annual General Meeting held in November 2000. Those Directors who are not entitled to a retirement allowance must apply a minimum of 20% of their Directors’ fees in acquiring shares in the Company under the Non-Executive Directors’ Share Plan. Directors who are entitled to receive a retirement allowance are required to apply a minimum of 10% of their fees in acquiring shares under the Plan. The Plan also allows Non-Executive Directors to take a higher proportion of their fees in the form of shares should they elect to do so.

A Non-Executive Director who acquires shares under the Plan generally must not transfer those shares before the earlier of the end of ten years from the date acquired or the date on which the Non-Executive Director ceases to be a Director of the Company.

At the 2000 AGM shareholder approval was obtained to purchase shares on the Australian Stock Exchange (“ASX”) or issue shares under the Non Executive Directors Share Plan for three years from the Plan’s commencement. The approval to issue shares under the Plan expired on 31 December 2003 and the Board has determined not to seek further approval from shareholders to allow for new issues in the future. No further shareholder approval is required for the purchase of shares on-market under the Plan.

During the year, a total of 72,303 ordinary shares were purchased on the market in accordance with the Plan. No shares were issued under the Plan during the year.

Total fees paid to Non-Executive Directors (cash plus shares) are inclusive of fees in connection with attendance at Board and Board Committee meetings.

Details of the amount of each element of the emoluments of each Non-Executive Director for the year are set out in the table on page 71.

68    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

35. Director and executive disclosures (continued)

Remuneration of specified Directors and specified executives by the consolidated entity (continued)

Executive Director and specified executives

Group Managing Director and Chief Executive Officer:

The Group Managing Director and Chief Executive Officer, Mr SB James, is the only Executive Director of Mayne Group Limited.

On 29 August 2002, the Company entered into an agreement with Mr James covering his appointment as Group Managing Director and CEO for a period of five years. If Mr James’ employment is terminated by the Company, other than for specified cause, the Company must pay Mr James a lump sum separation amount equivalent to fixed annual remuneration for the unexpired portion of the agreement or two years, whichever is the lesser.

The total remuneration for Mr James currently comprises four components: -

-	Fixed annual remuneration (“FAR”);

-	Performance based incentive remuneration through participation in the Senior Executive Short Term Incentive Plan (“SESTIP”);

-	Performance Share Plan; and

-	Share purchase loan.

Fixed annual remuneration:

The FAR comprises salary and benefits (e.g. novated vehicle lease), including applicable FBT, and is subject to annual review by the Board.

Senior Executive Short Term Incentive Plan (“SESTIP”):

The SESTIP was established in 2003 to ensure that the services of key executives were secured during the crucial period of repositioning of the Mayne Group and that an appropriate (and significant) portion of total remuneration is at risk.

Such an approach to executive remuneration is consistent with practice in the international pharmaceuticals market. It is the considered view of the Board that pharmaceutical industry competitive arrangements must continue to ensure that executive capability is consistent with the future demands of the business.

The SESTIP for Mr James provides for a maximum incentive entitlement of 150% of FAR.

At the 2003 Annual General Meeting (‘AGM’) shareholder approval was obtained for the acquisition of Mayne shares associated with Mr James’ participation in the SESTIP.

As stated in the explanatory notes to shareholders for the 2003 AGM, consistent with Mayne’s focus on the repositioning and redevelopment of business activities, the performance targets for 2003/04 were related to the achievement of budget goals and the achievement of specific milestones in the implementation of the group strategy.

Whilst the amount awarded under the SESTIP for the year is based on the performance for the year, the incentive has a long term characteristic in that the executive is required to take a minimum of 40% of the amount awarded each year as deferred Mayne shares.

Executives may elect to take a higher proportion up to and including 100% of the amount as shares rather than cash, and for the FY04 award Mr James has elected to take 100% of the amount as shares.

The number of shares issued under the SESTIP is determined by dividing the amount awarded as the annual incentive by the average underlying share price over a period of trading days determined by the Board.

For the year the trading period was for the five days following the announcement of the 2002/03 annual results. For subsequent years the share price for the purpose of determining the number of shares issued under the SESTIP will be the opening price on the first day of the SESTIP year (that is, 1 July).

The shares are held “at risk” for three years from the date of the grant and only vest, in general, where the executive remains employed by the Mayne Group. Shares, once vested, must be held by the executive for a period of ten years from grant or 12 months after ceasing employment with Mayne, whichever is the earlier. In this way the executive benefit is aligned to the longer term performance of the shares.

The quantum of the awards for the year 2003/04 was approved by the Board at the July Board meeting and consistent with ASX best practice the amounts awarded to the Group Managing Director and Chief Executive Officer and the specified executives are disclosed in the tables following. Accordingly the disclosure in the transactions table of this report contains the bonus payments made to executives for both 2002/03 and 2003/04 financial years. Going forward the report for each year will only contain details of remuneration that are paid or payable for the financial year being reported.

Under the terms of the SESTIP the Company requires each participating executive to take a minimum of 40% of the amount awarded as shares. These shares will vest in the executive after the expiry of the three year vesting period, and shall be disclosed on a pro rata basis over three years commencing 2004/05.

The balance of the award which the executive may elect to take as either cash or shares which are not subject to vesting is shown as the 2003/04 bonus.

MAYNE FINANCIAL REPORT 2004    69

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

Performance Share Plan:

Mr James is a participant in the Performance Share Plan which was approved by shareholders at the 2002 AGM. Under this plan, 420,000 Share Acquisition Rights (SARs) were granted in three equal tranches (November 2002, August 2003 and August 2004), each over 140,000 performance shares.

The performance hurdles relate to cash earnings per share (cash EPS) growth over a three-year vesting period for each tranche, coinciding with the end of the 2005, 2006 and 2007 financial years respectively. Mr James will be entitled to vest 50% of the SARs in each tranche where a target level of 10% per annum average annual cash EPS growth is achieved over the relevant three-year period. This will increase pro rata for performance above the target EPS growth figure, resulting in 100% of the SARs vesting for achieving 15% per annum average annual cash EPS growth over each three year period.

During the first two years of the application of the plan (2001/02 and 2002/03) the performance hurdle rate was not met. Notwithstanding the level of performance for the year, the average result for the three years will not be sufficient for the first tranche to qualify for vesting, reflecting the Board philosophy that incentive reward must relate to superior performance.

Share Purchase Loan:

On 23 June 2000, as approved by shareholders at the 2000 AGM, Mr James was provided with a loan of $2,197,500 to purchase 750,000 Mayne shares at market price. All dividends payable on these shares after tax, are applied to loan repayment. The loan balance at 30 June 2004 was $2,017,896. The loan is interest free and the statutory FBT interest rate is used to calculate the remuneration equivalent of the loan benefit.

The loan is repayable in full within one month of the expiry of Mr James’ service agreement with Mayne.

In accordance with the provisions of the Sarbanes Oxley legislation, Mayne has since adopted a policy that no loans of any kind shall be provided by Mayne to Mayne executives.

Senior executives:

The total remuneration for senior executives is made up of fixed annual remuneration (“FAR”) and performance based incentive remuneration through the Senior Executive Short Term Incentive Plan (“SESTIP”). The FAR comprises salary, Company superannuation contributions and other benefits (for example, novated vehicle lease) including applicable FBT, and is subject to annual review by the Board Remuneration Committee.

The SESTIP is the same Plan as detailed above for the Group Managing Director and Chief Executive Officer, except that the maximum incentive entitlement for currently participating senior executives is 100% of FAR. Similarly, as Mayne focuses on repositioning and redevelopment of business activities the performance hurdles are related to the achievement of budget goals and milestones in the implementation of the group strategy, with the performance targets set for each executive, including business milestones appropriate to their area of responsibility.

Prior to 2002, executives were entitled to participate in the Mayne Executive Share Option Scheme. The scheme was based on the allocation of options at an exercise price equal to the underlying share price at the date of allocation.

There were no performance hurdles attached to the options, with exercise being subject only to time restrictions. The absence of performance hurdles was the underlying reason for the Board decision to cease the future allocation of options under the Scheme. The specified executives in this disclosure all hold options from past allocations under the Scheme.

The reported remuneration value of the options has been calculated using the Black Scholes methodology, which is based on a range of inputs including the exercise price of the option and the time period over which the option vests. The majority of the options were allocated in 2001, at exercise prices in the range of $5.00 to $7.00. The final expiry date for options allocated in 2001 will be in 2005, and it would be necessary for the Mayne share price to exceed the exercise price by the final expiry date for the executives to derive any benefit from those options.

70    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

35. Director and executive disclosures (continued)

Remuneration of specified Directors and specified executives by the consolidated entity (continued)

Terms and conditions of employment contracts:

The fixed annual remuneration and incentive arrangements outlined above are contained in the service agreement for Mr James and the individual employment contracts for the specified executives.

On 24 June 2000, Mr James entered into a service agreement with Mayne for his employment with the company for a minimum term of three years or a total of five years if the parties so agreed at the end of the two years.

On 29 August 2002 a new agreement was entered into covering Mr James’ appointment as Group Managing Director and Chief Executive Officer for a period of five years.

If Mr James’ employment is terminated by the Company, other than for specified cause, the Company must pay Mr James a lump separation amount equivalent to fixed annual remuneration for the unexpired portion of the agreement or two years, whichever is the lesser.

The employment contracts of the senior executives provide that if their employment is terminated on the grounds of redundancy, retrenchment benefits will accord with the terms of Mayne retrenchment policy (that is payment in lieu of notice, plus two weeks FAR for each year of service). For termination other than for retrenchment or cause the payment would be equivalent to the notice period. Contract notice periods for the specified senior executives are as follows:

PA Binfield, 6 months

P Fleming, 6 months

PL Jenkins, 12 months

JW Pearce, 12 months

AM Reid, 12 months

Transactions with specified Directors and specified executives:

The following tables provide the details of all Directors of the Company (“specified directors”) and the five executives of the consolidated entity with the greatest authority (“specified executives”), and the details of transactions with those Directors and executives in the categories of remuneration, equity instruments, loans and other transactions for the year ended 30 June 2004.

The names of the Directors of Mayne Group Limited who held office at any time during or since the end of the financial year are:

PJ Willcox	Appointed 1 October 2002
PC Barnett	Appointed 28 February 1996
ID Blackburne	Appointed 1 September 2004
R Buckland	Appointed 25 September 2001, resigned 4 March 2004
SB James	Appointed 29 January 2002
SCH Kay	Appointed 28 September 2001
PE Mason	Appointed 8 September 1992
RM Russell	Appointed 28 August 2001
J Sloan	Appointed 12 December 1995

MAYNE FINANCIAL REPORT 2004    71

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

		Primary					Post employment	Equity compensation	Other compensation	Total
		Salary & fees		Bonus 2002-03	Bonus 2003-04 (e)	Non-monetary benefits	Superannuation benefits	Value of SARs	Other payments (c) (d)
		Cash	Shares
Specified Directors
Non-Executive
PJ Willcox (Chairman)	2004	240,000	60,000	—	—	938	27,000	—	—	327,938
	2003	159,337	29,288	—	—	—	16,973	—	—	205,598
PC Barnett (a) (b)	2004	78,750	8,750	—	—	94	7,875	—	—	95,469
	2003	69,375	5,625	—	—	—	6,750	—	—	81,750
R Buckland	2004	54,493	13,516	—	—	94	6,130	—	—	74,233
	2003	102,700	16,300	—	—	—	10,710	—	—	129,710
SCH Kay	2004	80,000	20,000	—	—	187	9,000	—	—	109,187
	2003	102,700	16,300	—	—	—	10,710	—	20,000	149,710
PE Mason (a)	2004	—	75,000	—	—	2,257	6,750	—	—	84,007
	2003	18,750	56,250	—	—	—	6,750	—	—	81,750
RM Russell	2004	50,000	50,000	—	—	1,474	9,000	—	—	110,474
	2003	69,875	51,125	—	—	—	15,451	—	20,000	156,451
J Sloan (a)	2004	60,000	15,000	—	—	94	6,750	—	—	81,844
	2003	63,750	11,250	—	—	—	6,750	—	—	81,750

Executive
SB James	2004	1,600,000	—	750,000	2,185,000	191,069	—	93,723	—	4,819,792
(Chief Executive Officer)	2003	1,380,682	—	—	—	195,322	—	45,333	—	1,621,337

Total all specified directors	2004	2,163,243	242,266	750,000	2,185,000	196,207	72,505	93,723	—	5,702,944
	2003	1,967,169	186,138	—	—	195,322	74,094	45,333	40,000	2,508,056

		Primary					Post employment	Equity compensation	Total
		Salary		Bonus 2002-03	Bonus 2003-04 (e)	Non-monetary benefits	Superannuation benefits	Value of options
		Cash	Shares
Specified executives
AM Reid (President Global	2004	560,000	—	100,000	420,000	43,111	—	144,768	1,267,879
Services Mayne Pharma)	2003	560,000	—	225,000	—	9,883	—	154,857	949,740
PL Jenkins	2004	488,016	—	120,000	560,000	108,004	111,984	129,190	1,517,194
(Chief Development Officer)	2003	488,016	—	37,000	—	70,573	111,984	163,714	871,287
JW Pearce (Group General	2004	349,745	—	74,000	377,500	4,195	80,255	39,333	925,028
Manager Personnel)	2003	333,478	—	50,000	—	5,531	76,522	67,429	532,960
PA Binfield	2004	347,684	—	55,000	380,000	—	33,120	469	816,273
(Chief Financial Officer)	2003	—	—	—	—	—	—	—	—
P Fleming	2004	372,584	—	68,000	360,000	42,924	27,416	15,143	886,067
(Chief Information Officer)	2003	—	—	—	—	—	—	—	—

Total all specified executives	2004	2,118,029	—	417,000	2,097,500	198,234	252,775	328,903	5,412,441
	2003	1,381,494	—	312,000	—	85,987	188,506	386,000	2,353,987

(a)	These Directors have a signed service agreement with the Company and are entitled to receive a retirement allowance.
(b)	Mr Barnett is Chair of the Audit & Compliance Committee and was entitled to an additional $15,000 fee per annum effective 1 September 2003.
(c)	These payments relate to fees in connection with work as the Board’s representatives on the Logistics De-merger Due Diligence Committee.
(d)	The group pays insurance premiums relating to Directors, executives and other employees. It is not possible to allocate these premiums to individual Directors, executives or employees on a meaningful basis.
(e)	The amount disclosed for 2003/04 SESTIP is the total award which includes both the deferred share and cash/elective share components. The deferred shares are held at risk for three years from the date of grant and only vest, in general, where the executive remains employed by the group.

72    MAYNE FINANCIAL REPORT 2004

35. Director and executive disclosures (continued)

Disclosures related to equity instruments

Number of shares held: Specified Directors and Executives

	Balance 1 July 2003	Received as remuneration (2)	Net change other	Balance 30 June 2004
Specified Directors
PJ Willcox	15,403	17,914	—	33,317
PC Barnett	13,822	2,614	—	16,436
R Buckland(3)	26,885	4,004	—	30,889
SCH Kay	6,876	5,971	—	12,847
PE Mason	94,721	22,393	3,231	120,345
RM Russell	25,504	14,929	932	41,365
J Sloan	18,335	4,478	—	22,813

Executive Director
SB James	750,000	—	84,500	834,500	(1)

Specified Executives
PJ Jenkins	1,033	—	—	1,033
AM Reid	—	—	—	—
P Fleming	—	—	—	—
JW Pearce	133	—	—	133
PA Binfield	133	—	—	133

Total	952,845	72,303	88,663	279,311

(1)	The 2004 and 2003 figures include 750,000 shares issued to SB James on 23 June 2000 pursuant to shareholder approval received at the Annual General Meeting in November 2000 details of which are referred to below. This does not include 140,000 SARs granted to SB James on 14 November 2002 and the 140,000 SARs granted to SB James on 29 August 2003 referred to in Note 20.
(2)	These are shares purchased on-market under the Non-Executive Directors share plan referred to in Note 20.
(3)	R Buckland resigned as a Director on 4 March 2004. However he participated in the Non-Executive Directors share plan in March 2004. The closing balance of shares held is as at 31 March 2004.

Dividends:

Dividends paid by the parent entity during the year on Directors’ shareholdings were $0.107 million (2003, $0.106 million).

Number of rights and options held by Specified Directors and Executives

	Balance 1 July 2003	Granted as remuneration	Net change other	Balance 30 June 2004	Vested at 30 June 2004
					Total	Exercisable	Unexercisable
Specified Directors(1)
SB James(2)	140,000	—	140,000	280,000	—	—	—

Specified Executives(3)
PL Jenkins	300,000	—	—	300,000	300,000	300,000	—
AM Reid	300,000	—	—	300,000	300,000	—	300,000
P Fleming	150,000	—	—	150,000	150,000	—	150,000
JW Pearce	200,000	—	—	200,000	200,000	200,000	—
PA Binfield	6,000	—	—	6,000	6,000	6,000	—

Total Specified Executives	956,000	—	—	956,000	956,000	506,000	450,000

(1)	No options held by the specified directors during the year.
(2)	These figures refer to the 140,000 SARs granted to SB James on 14 November 2002 and the 140,000 SARs granted to SB James on 29 August 2003 referred to in Note 20.
(3)	These options were all granted during previous periods.

MAYNE FINANCIAL REPORT 2004    73

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

Loan to Director:

At the Annual General Meeting in November 2000 shareholders ratified the issue, on 23 June 2000, of 750,000 shares to SB James, at market price and financed by an interest free loan of $2.198 million. The loan to Mr James must be repaid in full by no later than the expiry date of his service agreement. If the amount outstanding at the relevant date exceeds the value of the shares issued, repayment is only required of an amount equal to the value of the shares on that date. The loan must be reduced by the after-tax amount of any dividends received in respect of the shares and by the after-tax amount of any fees received by Mr James as a result of holding a directorship (with the Company’s consent) of a company outside the Mayne Group. Any proceeds of a buy-back or cancellation of the shares by the Company must first also be applied to repayment of the loan. The Company is liable for any fringe benefits tax payable in respect of the issues of shares and the loan. The notional rate of interest determined on an arms length basis would have been 6.55%. During the year, $0.041 million (2003 : $0.046 million) of the loan to Mr James was repaid. At 30 June 2004, the balance of the loan to Mr James outstanding was $2.017 million (2003: $2.058 million).

Other transactions:

Particulars of related party transactions entered into by the consolidated entity with Directors or their director related entities during the year are as follows:

(a)	During the year, the parent entity has entered into:

(i)	a deed of indemnity in favour of Dr I D Blackburne (who became a Director on 1 September 2003) in accordance with the terms of rules 69(a) and (b) of the Company’s constitution which provide an indemnity against liabilities incurred while acting as an officer of the Company to persons (excluding the Company or its related bodies corporate) to the extent permitted by law;

(ii)	a deed in favour of Dr I D Blackburne in accordance with the terms of rules 68 and 69(c) of the parent entity’s constitution which include basically for a period of seven years after ceasing to be a Director:

•	rights of access and use with respect to Board papers, minutes of Board and of Committee meetings and other related documents in connection with proceedings in which the Director may be involved, subject to reasonable limitations where issues of confidentiality or privilege arise; and

•	obligations of the parent entity to arrange Directors’ and officers’ liability insurance on terms which are reasonable having regard to various factors relating to the parent entity and the insurance market;

(b)	The parent entity pays premiums in respect of Directors’ and officers’ liability insurance. Part of the premium relates to former Directors and officers of the consolidated entity.

(c)	From time to time, Directors and group executives (and their personally related entities) enter into transactions with entities in the economic entity, including the use or provision of services, transactions under normal customer, supplier or employee relationships. These transactions:

(i)	occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect the entity would have adopted if dealing with the Director or their personally-related entity at arm’s length in the same circumstances;

(ii)	do not have the potential to adversely affect decisions about the allocation of scarce resources made by users of the financial report, or the discharge of accountability by the Director or executive; and

(iii)	are trivial or domestic in nature.

74    MAYNE FINANCIAL REPORT 2004

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

36. Discontinuing operations

During the year the consolidated entity divested its Hospitals businesses in Australia and Indonesia, its Corporate Health Management business in Australia, its Asian Consumer Products business and its Ethical category Drug business in Australia.

The above transactions are shown as discontinued within the Hospitals, Diagnostic Services, Consumer Products and Pharmaceuticals segments in Note 25.

Financial Information for the discontinuing businesses is as follows:

	June 2004 $’000	June 2003 $’000
Financial performance information:
Revenue from ordinary activities	575,614	2,465,106
Expenses from ordinary activities	(538,377)	(2,422,679)
Net interest expense	(4,734)	(8,173)
Profit on sale of Logistics businesses	—	18,807
Loss on sale or closure of Personal Wash and Sunscreens businesses	—	(14,208)
Loss on sale of Medical Consulting businesses	—	(1,002)
Write downs of Hospitals businesses	—	(373,552)
Profit on sale of Hospitals businesses	504	—

Profit from ordinary activities before tax	33,007	(335,701)
Tax expense	(6,512)	1,430

Net profit after tax	26,495	(334,271)
Outside equity interest	23	386

Net profit after tax and outside equity interest	26,472	(334,657)

Financial position information:
Segment assets	99,325	1,096,817
Segment liabilities	88,118	278,475

Net assets	11,207	818,342

Cash flow information:
Net cash provided by operating activities	107,211	86,690
Net cash provided by/(used in) investing activities	(112,541)	(177,143)
Net cash provided by financing activities	—	34,123

Net increase (decrease) in cash held	(5,330)	(56,330)

MAYNE FINANCIAL REPORT 2004    75

Notes to Financial Statements

for the financial year ended 30 June 2004 (continued)

37. Events subsequent to reporting date

Dividends

Since the end of the financial year the Directors have declared the following dividend:

Dividends	Amount per ordinary share		Franked amount per share		Amount per share of foreign source dividend		Record date for determining entitlements to the dividend	Dividend payment date
Final ordinary	6.5	¢	0.0	¢	6.5	¢	6 September 2004	30 September 2004

Approval to market fluconazole in the US:

On 30 July 2004 Mayne Group Limited announced that it had received approval from the US Food and Drug Administration (FDA) for its Abbreviated New Drug Application for the anti-infective drug, fluconazole mini bags, in 100ml and 200ml presentations. With this approval, Mayne has started selling fluconazole in the US market. Fluconazole is used for the treatment of systemic fungal infections.

Appointment to the Board of Directors:

On 3 August 2004 Mayne Group Limited announced that Dr Ian Blackburne will join the Board of the Company as a Non-Executive Director on 1 September 2004.

Dr Blackburne is also Chairman of CSR Limited and the Australian Nuclear Science and Technology Organisation and is a Director of Suncorp Metway and Teekay Shipping Corporation.

Grant of European paclitaxel patent:

On 25 August 2004 Mayne Group Limited announced that the European Patent Office has granted Mayne a patent for its formulation of paclitaxel. The patent will be effective in 17 European countries and will support the Company’s position as a leading supplier of paclitaxel in Europe. Paclitaxel is used for the treatment of breast, ovarian and non-small cell lung cancer.

76    MAYNE FINANCIAL REPORT 2004

Mayne Group Limited

Directors’ Declaration

1.	In the opinion of the directors of Mayne Group Limited (the Company):

(a)	the Financial Statements and Notes, set out on pages 1 to 75, are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the Company and the consolidated entity as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	There are reasonable grounds to believe that the Closed Groups identified in Note 30 will be able to meet any obligations or liabilities to which they are, or may become, subject to by virtue of the Deeds of Cross Guarantee disclosed in Note 30.

Signed in accordance with a resolution of the Directors:

[GRAPHIC APPEARS HERE]

PJ WillCOX

Director

[GRAPHIC APPEARS HERE]

SB James

Director

10 September 2004

MAYNE FINANCIAL REPORT 2004    77

Independent Audit Report

to members of Mayne Group Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the Statements of Financial Position, Statements of Financial Performance, Statements of Cash Flows, accompanying notes to the financial statements (1 to 37), and the Directors’ declaration for both Mayne Group Limited (the Company) and the Consolidated Entity, for the year ended 30 June 2004. The Consolidated Entity comprises both the company and the entities it controlled during that year.

The Directors of the Company are responsible for the preparation and true and fair presentation of the Financial Report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the Financial Report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the Financial Report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company’s and the Consolidated Entity’s financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the Financial Report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the Financial Report of Mayne Group Limited is in accordance with:

a) the Corporations Act 2001, including:

i.	giving a true and fair view of the Company’s and Consolidated Entity’s financial position as at 30 June 2004 and of their performance for the financial year ended on that date; and

ii.	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

[GRAPHIC APPEARS HERE]

KPMG

[GRAPHIC APPEARS HERE]

Paul J McDonald

Partner

Melbourne

10 September 2004

78    MAYNE FINANCIAL REPORT 2004

Comparative Summary

Consolidated Financial Information

Financial Years	2004 $’000	2003 $’000		2002 $’000	2001 $’000	2000 $’000
Assets Employed
Property, plant and equipment	455,348	1,074,061		1,450,658	1,178,263	1,057,611
Investments	7,414	25,911		34,275	26,866	24,023
Other non-current assets	2,201,630	2,004,396		2,057,933	754,243	692,476
Current assets	1,457,994	1,554,187		1,848,369	1,254,423	604,061

Total Assets	4,122,386	4,658,555		5,391,235	3,213,795	2,378,171

Financed by
Contributed equity	2,816,239	3,292,514		3,403,284	1,266,252	845,275
Reserves	(27,092)	(30,377)		(2,766)	(27,448)	(19,322)
Retained profits	(271,544)	(278,665)		214,146	153,953	49,767

Shareholders’ interests	2,517,603	2,983,472		3,614,664	1,392,757	875,720
Outside equity interests	3,069	4,320		3,160	16,918	17,100
Non-current liabilities	813,324	630,858		758,711	791,095	858,101
Current liabilities	788,390	1,039,905		1,014,700	1,013,025	627,250

Total Funds Employed	4,122,386	4,658,555		5,391,235	3,213,795	2,378,171

Sales revenue	4,089,669	5,194,510		4,991,957	3,158,663	3,100,402
Operating profit after tax before significant items*	102,082	56,826		150,299	106,405	75,422
Net profit	94,274	(456,163)		173,611	161,562	(174,079)
Dividends	79,351	31,784		113,418	57,350	57,424
Operating profit after tax before significant items/sales revenue	2%	1%		3%	3%	2%
Net profit/shareholders’ interests*	4%	(15)%		5%	12%	(20)%
Net tangible asset backing per share	$0.60	$1.37		$2.15	$1.81	$0.82
Basic earnings per share	13.0 c	(57.0	)c	24.6 c	40.7 c	(50.7	)c
Basic earnings per share before significant items*	14.0 c	7.1 c		21.3 c	26.8 c	22.0 c
Dividends per share	17.0 c	4.0 c		14.0 c	13.0 c	17.0 c

*	Adjusted for outside equity interests

This Schedule does not form part of the financial report for the year ended 30 June 2004.

MAYNE FINANCIAL REPORT 2004    79

Major Shareholders

The information in this section is correct as at 31 August 2004.

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following companies have notified the Company that they have a relevant interest in more than 5% of any class of the Company’s voting securities. As at 31 August 2004, Mayne Group Limited had 639,921,541 ordinary shares on issue.

Shareholder	Latest Reported Shareholding	% of Issued Capital
Maple-Brown Abbott	85,312,615	13.33%
Franklin Resources Inc and its affiliates	57,842,660	9.04%
National Australia Bank Limited	42,379,782	6.62%
Lazard Asset Management Pacific Co.	44,024,907	6.88%

Distribution of shares

Holdings	Number of holders of fully paid ordinary shares	Number of shares

1-1,000*	35,130	16,097,769
1,001-5,000	37,404	86,897,510
5,001- 10,000	5,961	42,654,674
10,001-100,000	3,159	65,520,996
100,001 and over	134	428,750,592

Total	81,788	639,921,541

* Includes less than a marketable parcel	4,329	186,212

Twenty Largest Shareholders*	Number of Shares	Percent of Shares on issue

JP Morgan Nominees Australia Limited	92,203,678	14.41%
Westpac Custodian Nominees Ltd	84,995,028	13.28%
National Nominees Limited	75,211,498	11.75%
Citicorp Nominees Pty Ltd	30,173,441	4.72%
RBC Global Services Australia Nominees Pty Limited	19,157,761	2.99%
ANZ Nominees Limited	17,539,342	2.74%
Queensland Investment Corporation	15,997,662	2.50%
Cogent Nominees Pty Limited	10,588,494	1.65%
AMP Life Limited	7,948,276	1.24%
IOOF Investment Management Limited	7,863,155	1.23%
Government Superannuation Office	4,796,863	0.75%
Health Super Pty Ltd	4,401,693	0.69%
PGA Group Pty Ltd	4,000,000	0.63%
Victorian Workcover Authority	3,957,706	0.62%
Argo Investments Limited	3,471,070	0.54%
Westpac Financial Services Ltd	3,284,030	0.51%
Transport Accident Commission	2,832,346	0.44%
UBS Nominees Pty Ltd	2,581,709	0.40%
HSBC Custody Nominees (Australia) Limited	2,358,407	0.37%
Mayne Employee Share Acquisition Plan Pty Ltd	2,205,004	0.34%

*	This table identifies the registered shareholders who may not beneficially own the shares.

Voting Rights

On a show of hands, every person present in the capacity of a member or the representative of a member which is a body corporate, or the proxy or an attorney of a member, or in more than one of those capacities has one vote. On a poll, every member who is present in person or by proxy or attorney or, in the case of a member which is a body corporate, by representative has one vote in respect of every fully paid share held by such member. No shareholder has any different voting rights than are enjoyed by all shareholders.

80    MAYNE FINANCIAL REPORT 2004

Notes

Mayne Group Limited

ABN 56 004 073 410

Registered Office

21st Floor

390 St Kilda Road

Melbourne Victoria 3004

All Share Registry communications to:

ASX Perpetual Registrars Limited

Level 4

333 Collins Street

Melbourne Victoria 3000

Telephone: 1300 727 265 or (03) 9615 9947

Facsimile: (03) 8614 2909 (for proxies only)

Notice of 2004 Annual General Meeting

The 2004 Annual General Meeting of Mayne Group Limited will be held as follows:

Date:	Tuesday 9 November 2004

Time:	10.00am

Venue:	Melbourne Concert Hall

Victorian Arts Centre

100 St Kilda Road

Melbourne Victoria

Ordinary Business

Financial report

‘1	To receive and consider the financial report of the Company for the year ended 30 June 2004 and the reports of the Directors and auditors.

Election of Directors

2	In accordance with rules 35(b) and 35(g) of the Company’s constitution, Dr ID Blackburne, who was appointed a Director since the last Annual General Meeting and holds office only until this Annual General Meeting, offers himself for election.

3	In accordance with rules 35(c) and 35(g) of the Company’s constitution, Ms SCH Kay retires and offers herself for re-election.

Professor J Sloan, who also retires by rotation in accordance with rule 35(c) of the Company’s constitution, does not seek re-election.

Special Business

Directors’ remuneration

4	To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That the maximum aggregate amount of remuneration which may be provided by the Company, under rule 37(a) of the Company’s constitution, to all Directors for their services as Directors be increased by $500,000 to a maximum sum of $1,500,000 a year.”

Voting restriction on resolution 4

The Company will disregard any votes cast on resolution 4 by any Director of the Company or any of their associates unless the vote is cast by:

•	a person as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form; or

•	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Modification of constitution

5	To consider and, if thought fit, to pass the following resolution as a special resolution:

“That the Company’s constitution be modified by deleting existing rules numbered 1-79 (inclusive) and substituting in their place the rules contained in the printed document entitled ‘Substituted Rules’ submitted to the meeting and signed by the Chairman for identification.”

Voting Information

1	For the purposes of the meeting, shares will be taken to be held by the persons who are the registered holders at 7.00pm (Melbourne time) on 7 November 2004. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

2	A shareholder entitled to attend and vote has a right to appoint a proxy to attend and vote instead of the shareholder. A proxy need not be a shareholder and can be either an individual or a body corporate. If a shareholder appoints a body corporate as a proxy, that body corporate will need to ensure that it:

•	appoints an individual as its corporate representative to exercise its powers at the meeting, in accordance with section 250D of the Corporations Act 2001 (Cth); and

•	provides satisfactory evidence of the appointment of its corporate representative.

If such evidence is not received, the body corporate (through its representative) will not be permitted to act as a proxy.

A form of appointment of proxy is enclosed. To be effective the document appointing the proxy (and if the appointment is signed or executed by the appointor’s attorney, the authority under which the appointment was signed or a certified copy of the authority) must be received by the Company at least 48 hours before the meeting. The documents should be delivered to the Company’s Share Registry, ASX Perpetual Registrars Limited, Level 4, 333 Collins Street, Melbourne Victoria 3000 Australia (Postal Address: GPO Box 1736, Melbourne Victoria 3001 Australia) or sent by facsimile to the following number (03) 8614 2909 (international +(613) 8614 2909).

A shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using the enclosed proxy form, an additional form of proxy is available on request from the Share Registry.

3	A representative of a company attending the meeting must present satisfactory evidence of his or her appointment to attend on its behalf, unless previously lodged with the Company’s Share Registry.

4	Please refer to other notes appearing on the enclosed form of proxy.

By Order of the Board

KP Kee

Secretary

4 October 2004

EXPLANATORY NOTES TO SHAREHOLDERS

Ordinary Business

1    Financial report

The financial report for consideration at the meeting will be the full financial report. Unless a shareholder instructs otherwise, each shareholder is sent the annual review and not the full financial report. Any shareholder wishing to receive a copy of the full financial report should contact the Company’s Share Registry and a copy will be forwarded without charge.

2 and 3    Election of Directors

Dr ID Blackburne was appointed as a Director since the last Annual General Meeting. Under the constitution, he holds office only until this meeting and offers himself for election.

Ms SCH Kay retires by rotation and offers herself for re-election.

In June 2003 a new policy guideline was established that tenure of Board service should be limited to a maximum of nine years except in special circumstances. Professor J Sloan, having joined the Board on 12 December 1995, will reach the nine year limit very soon after the date of this Annual General Meeting. As such, Professor Sloan retires by rotation under the constitution and, in accordance with the policy guideline, does not offer herself for re-election.

The experience, qualifications, competencies and other information about the candidates appear below:

Dr Ian D Blackburne PhD (Chemistry) MBA Age 58

Dr Blackburne joined the Board in September 2004.

He is currently the Chairman of CSR Limited and the Australian Nuclear Science and Technology Organisation. Dr Blackburne is a director of Suncorp-Metway Limited and Teekay Shipping Corporation. He was previously the Managing Director of Caltex Australia Limited and has 25 years experience in petroleum refining, distribution and marketing. He also holds the honorary post of Adjunct Professor at the University of Queensland in the Schools of Molecular Sciences and Management.

Ms S Carolyn H Kay BA LLB GradDipMgmt Age 43

Ms Kay joined the Board in September 2001. She is Chair of the Board’s Nomination Committee and member of the Occupational Health, Safety and Environment Committee.

She is a Director of Commonwealth Bank of Australia Ltd and Deputy Chair, Victorian Funds Management Corporation. She is a former Executive Director of Morgan Stanley (in London and Melbourne) and former Director of Colonial State Bank, Treasury Corporation of Victoria and Ansell Ltd.

Ms Kay has worked in the finance industry for many years, initially as a lawyer, and then as an investment banker. For seven years she was based in London and New York and has travelled extensively in her work to Asia, Europe and the United States.

The Board has reviewed the performance of Ms SCH Kay and confirmed its support of her re-election as a Director of the Company.

Both candidates are considered by the Board to be independent, having regard to the guidelines for assessing independence set out in the ASX Corporate Governance Council’s “Principles of Good Corporate Governance and Best Practice Recommendations” published in March 2003 and the materiality threshold referred to below. Broadly speaking, these guidelines seek to determine whether the Director is generally free of any interest and any business or other relationship that could, or could be perceived to, materially interfere with the Director’s ability to act in the best interests of the Company. Where the Director has an affiliation with a business which provides to or acquires from Mayne goods or services in the ordinary course of business on an arms-length basis and which, during the last three years, accounts for less than 2% of consolidated gross revenue or costs (from the separate perspectives of both the Company and the particular business in question), the Board considers that this should be regarded as immaterial for the purpose of determining independence. Where this threshold is exceeded, the Board will review the materiality of the particular circumstance with respect to the independence of the particular Director.

If re-elected, Dr ID Blackburne and Ms SCH Kay will continue as Directors and will be subject to retirement by rotation under the Company’s constitution.

Special Business

4    Directors’ remuneration

Under the Company’s constitution, the fees payable to Directors for their services as Directors are determined by the Board within a maximum aggregate amount approved by shareholders for that purpose. The present maximum of $1,000,000 was approved by shareholders at the 2001 Annual General Meeting.

In May 2003, the Board resolved not to enter into any further retirement agreements with Non-Executive Directors providing for retirement benefits, although the Company would continue to honour obligations under existing retirement agreements. For those Non-Executive Directors who will not receive the benefit of a retirement agreement, the Board resolved to increase the level of annual Directors’ fees to compensate for the value of the benefits forgone. These increases were based on independent actuarial advice.

As from 1 July 2004, the annual fee payable to a Non-Executive Director is $82,500 in respect of the Directors who have a retirement agreement, $110,000 to Directors who do not have a retirement agreement and $330,000 to the Chairman who also does not have a retirement agreement. The Chair of the Board’s Nomination Committee, Remuneration Committee and Occupational Health, Safety and Environment Committee each receive an additional fee of $10,000 per annum. The Chair of the Board’s Audit & Compliance Committee receives an additional fee of $15,000 per annum.

It should be noted that no fees are paid to the Group Managing Director and Chief Executive Officer for his services as a Director and that his remuneration for his services as an Executive is not included in the maximum aggregate amount for the purpose of this resolution.

The approval of shareholders is sought to increase the maximum aggregate amount that may be allocated among the Directors for their services as Directors to $1,500,000 a year.

The proposed increase will allow Directors’ fees and the number of Directors to be adjusted as and when appropriate over a period of time and will ensure that fees can be sufficiently competitive to attract and retain Directors of the necessary qualifications and skills. It is not intended to distribute all of the $1,500,000, if approved, in the current year.

The Nomination Committee seeks advice from independent experts when determining the appropriate level of remuneration for Non-Executive Directors.

5    Modification of constitution

The Company’s current constitution was last amended in 1998. Since then there have been substantial amendments to the Corporations Act 2001 and ASX Listing Rules. There have also been developments in corporate governance principles and general corporate practice.

The Directors propose that the constitution be amended to take account of these changes.

A full copy of the proposed amendments to the constitution can be obtained prior to the meeting from the Company’s website (www.maynegroup.com) or by contacting the Company’s Share Registry by calling 1300 727 265 or +(613) 9615 9947.

The principal changes that have been proposed are outlined below:

Definitions

It is proposed that some definitions in the constitution be updated to reflect changes and terminology in the Corporations Act and the ASX Listing Rules. These include references to the Corporations Act 2001 in place of the Corporations Law, ASTC Settlement Rules in place of SCH Business Rules and proper ASTC Transfer in place of proper SCH Transfer.

Shares

In accordance with the ASX Listing Rules, it is proposed to give the Directors the power to cause the Company to sell a member’s shares if they hold less than a marketable parcel of shares and to decide that a member’s right to vote or receive dividends in respect of those shares is removed or changed, if, in each case, a new holding of less than a marketable parcel has been created by a transfer.

General meetings

It is proposed that a new provision be included which clarifies the ability of the Company to hold a meeting in more than one venue using technology and sets out the procedures to be followed if such technology “fails” during the meeting (new rules 27(d) and (e)).

Proxies

CLERP 9 permits companies to offer a facility for electronic submission of proxy appointment forms and also permits regulations to prescribe authentication mechanisms for authentication of proxy appointments other than signature. Proposed new rule 33(c) recognises this.

CLERP 9 also introduces the ability for a corporation to be appointed as a member’s proxy. A corporation appointed as a proxy for a member will be able to nominate an individual to exercise its powers at meetings. It is proposed that a provision be included in rule 33(g) to clarify any evidentiary requirements that must be produced to the Company by the corporate representative of the “corporate proxy” of their appointment (such as requiring that the corporate representative appointment by the corporate proxy be received by the Company 48 hours before the meeting).

Directors

Consistent with the current ASX rule relating to the time for lodging nominations for election as a Director, it is proposed that rule 35(h) be updated to reflect the standard requirement of 35 business days notice.

It is proposed to delete rules 35(j) and (k) which provide for vacation of office of a Director on reaching the age of 70 years. That requirement is no longer considered appropriate in the light of legal and policy changes in relation to age discrimination. However, in June 2003 the Board introduced a policy guideline establishing that tenure of Board service should be limited to a maximum of nine years except in special circumstances.

It is also proposed to amend rule 36(b) to provide that if a Director is absent, without leave of absence, from meetings of the Directors for more than three consecutive months, the Director ceases to hold office unless a majority of the other Directors resolve otherwise.

Company seal

A common seal is optional under the Corporations Act and is being used less frequently. It is proposed to amend rule 56 so that the use of a seal register is no longer mandatory.

Dividends

In order to ensure maximum flexibility for the Company in relation to future practices concerning the payment of dividends, it is proposed to amend rule 59(k) to clarify that the Company may mandate that dividends be paid by way of direct credit rather than by cheque. This is a practice that is becoming increasingly common among listed companies because of the cost savings and increased security of such payments. There is no current intention to mandate payment of dividends by way of direct credit.

Indemnity

It is proposed to amend rule 69 to state the indemnity in more general terms as the circumstances in which the Company can indemnify its officers is now more clearly governed by section 199A of the Corporations Act. Officers of the Company will still be indemnified on a full indemnity basis and to the full extent permitted by law for liabilities incurred as an officer of the Company or of a related company,which the officer serves as a nominee of the Company.

Copies of the constitution

A copy of the constitution together with the proposed amendments may be obtained prior to the meeting from the Company’s website (www.maynegroup.com) or from the Company’s Share Registry by calling 1300 727 265 or +(613) 9615 9947. A copy of the constitution will also be available for inspection at the meeting.

The Board recommends that you vote in favour of the amendments to the constitution.

EXHIBIT 6

Media Release

15 October 2004

Mayne receives final approval and launches Carboplatin in the US

Mayne Group Limited (ASX: MAY) today announced that the US Food and Drug Administration (FDA) has granted final approval for the company’s Abbreviated New Drug Application for the generic, injectable anti-cancer drug Carboplatin.

With this approval, Mayne has started selling Carboplatin in the US. This timing is consistent with previous guidance to the market. Mayne’s Carboplatin Injection presentations are generic equivalents to Bristol Myers Squibb’s Paraplatin®, which generated sales in 2003 of approximately US$780 million according to IMS data.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James said that Carboplatin is an important addition to the US business’ cancer focused drug portfolio, which already includes Paclitaxel and Pamidronate.

“We are continuing to invest significantly in developing our new product pipeline for the US market and Carboplatin will be an important product to have when we sell our broadening portfolio of generic, injectable drugs to our customers,” Mr James said.

Carboplatin is used for the initial treatment of advanced ovarian cancer in combination with other chemotherapy agents.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging, and medical centres), pharmacy, and health-related consumer products.

oooo0000oooo

Media and investor enquiries:

Larry Hamson

Ph: 03 9868 0380

Mb: 0407 335 907

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/s/ KAREN KEE
	Name:	Karen Kee
	Title:	Company Secretary

Date: 20 October 2004